Lihir Gold Limited Contract LGL-MO-0107 Provision of Geothermal Coring Services Part I: Formal Instrument of Agreement
LIHIR GOLD LIMITED
AND
WASHINGTONS DRILLING (INTERNATIONAL) LIMITED
NZ Company Number: 1965214
FORMAL INSTRUMENT OF AGREEMENT

Lihir Gold Limited Contract LGL-MO-0107 Provision of Geothermal Coring Services Part I: Formal Instrument of Agreement
THIS AGREEMENT made this                      day of                                         , 2007
BETWEEN:
LIHIR GOLD LIMITED (A.R.B.N. 069 803 998) a company incorporated in Papua New Guinea with its principal office at 7th Floor, Pacific Place, Cnr Champion Parade and Musgrave Street, Port Moresby, Papua New Guinea. (“Principal”)
and
WASHINGTONS DRILLING (INTERNATIONAL) LIMITED NZ Company Number: 1965214 a company incorporated in New Zealand with its principal office [insert address] (“Contractor”)
RECITALS:
(a)	The Principal requires a geothermal drilling and coring rig to drill and core 5 geothermal wells on Lihir Island, with the option to require an additional 5 wells to be drilled.

(b)	The Contractor is in the business of providing those services and has represented to the Principal that it has the financial resources, technical competence and management skill necessary to carry out and complete the work required by the Principal.

(c)	The Principal has agreed to engage the Contractor to perform the services referred to in Recital (a), and the Contractor has agreed to perform those services, on and subject to the terms of the Contract.
THE PARTIES AGREE as follows:
1.	The Contractor shall carry out and complete the Works in accordance with the Contract.

2.	The parties shall in all respects observe, comply with and carry out all and singular the terms, conditions and stipulations of the Contract.

3.	The documents annexed hereto and set out below shall together with this Agreement constitute the Contract between the parties and those documents shall be read in conjunction with this Formal Instrument of Agreement as if they were set forth herein. The expression ‘the Contract’ includes any written and signed amendments or variations made from time to time to this Formal Instrument of Agreement or the documents referred to below. In the event of any conflict between any of the following referenced documents, they shall take precedence in the order listed:
(i)	Part I — This Formal Instrument of Agreement (referenced in the General Conditions of Contract as the Formal Instrument of Agreement)

(ii)	Part II — Special Conditions of Contract (Annexure A and Annexure B)

(iii)	Part III — General Conditions of Contract

(iv)	Part IV – Specifications

(v)	Letter of Intention from the Principal to the Contractor dated on or about 15 May 2007.
4.	Thirty days before the conclusion of the fifth (5th) geothermal well to be drilled by the Contractor, the Principal may, in its absolute discretion, direct the Contractor to carry out additional work under the contract encompassing an additional 1 to 5 geothermal wells at the Principal’s direction.

Lihir Gold Limited Contract LGL-MO-0107 Provision of Geothermal Coring Services Part I: Formal Instrument of Agreement
Should the Principal exercise its option under this clause, the definition of “work under contract” shall be amended accordingly and all references in the balance of the contract shall be read as though they apply to the additional wells nominated by the Principal. The Schedule of rates shall continue to apply to the additional wells.

For the removal of doubt, the Principal may require the Contractor to carry out 1, 2, 3, 4 or 5 additional wells but makes no representation as to whether it will require any works beyond the original 5 wells.

5.	To the extent of any inconsistency between the documents listed above, the documents shall be given precedence in the order they appear above.

6.	As full consideration for the satisfactory performance by Contractor of this Contract, the Principal shall pay to the Contractor compensation in accordance with the prices and payment provisions set forth in the Contract. For the removal of doubt, the Principal will withhold an amount equal to the as-current rate of foreign contractor’s withholding tax payable in Papua New Guinea (which is presently 12%) from all payments made under this Contract.

7.	The Contractor guarantees that its equipment (known as “Rig 43”), in its current configuration, shall at all times operate in accordance with the manufacturer’s specifications for that model of equipment and that based on the manufacturer’s specifications, the equipment is capable of completing the works in accordance with the Specification. If Rig 43 does not meet or exceed the original manufacturer’s specifications for that type of rig, then the Contractor shall, expeditiously and at its own cost, upgrade the equipment so as to be in accordance with the manufacturer’s specifications (no delay costs are payable by the Principal should work be required to be performed on Rig 43 pursuant to this clause).

8.	Unless the context requires otherwise:
(a)	words defined elsewhere in the Contract shall have the same meanings in this Formal Instrument of Agreement; and

(b)	words defined in any part of the Contract shall have the same meaning in every other part of the Contract
9.	The Contract represents the entire final and concluded agreement between the Principal and the Contractor and all previous representations and correspondence, except if and to the extent expressly incorporated into and identified as forming part of the Contract, will have no effect.

Lihir Gold Limited Contract LGL-MO-0107 Provision of Geothermal Coring Services Part I: Formal Instrument of Agreement
IN WITNESS whereof the parties hereto have hereunto set their respective hands the day and year first hereinbefore written.
CONTRACTOR

SIGNED for and on behalf of	)
WASHINGTONS DRILLING	)	Signature of Director/Secretary
(INTERNATIONAL) LIMITED	)
NZ COMPANY NUMBER: 1965214)
in accordance with its constitution	)
	)	Print name of Director
)
)
Signature of Witness:	)	Signature of Director/ Secretary
)
)
Name of Witness	)	Name of Director/ Secretary

PRINCIPAL

SIGNED for and on behalf of LIHIR	)
GOLD LIMITED by its duly authorised	)
representative in the presence of:	)	(Representative)
)
)
Name:	)	(Witness Signature)
)
Position/Title:	)

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
Part II: Annexure A — Special Conditions

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
Part II : Annexure B — Lihir Special Conditions

Appendix A	Accommodation
Appendix B	Insurances
Appendix C	Training and Localisation
Appendix D	Safety Policy
Appendix E	Environment Requirements
Appendix F	Community Relations Policy
Appendix G	Payment Schedule
Appendix H	Dates, Periods, Liquidated Damages and Bonuses
Appendix I	Schedule of Rates

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
PART II
ANNEXURE TO THE AUSTRALIAN STANDARD
GENERAL CONDITIONS OF CONTRACT
The Conditions of Contract shall be AS 2124 — 1992 General Conditions of Contract. A copy of the Conditions of Contract have been included in the Tender Documents as Part III
Annexure A of the General Conditions of Contract is replaced by and modified in accordance with these Special Conditions of Contract
This following are amendments and Special Conditions to the General Conditions of Contract
Clause numbers refer the General Conditions of Contract.
Clause No.
1	CONSTRUCTION OF CONTRACT

The law applicable is that of the state of Queeensland, Australia.

Delete the second paragraph and insert:

“Unless otherwise provided, values and prices specified in the Contract are in United States of America currency and payments required to be made under the Contract are to be made in that currency to the bank account nominated by the Contractor.”

The Contract shall not be subject to price fluctuations, exchange rate fluctuations or rise and fall calculations.

2	INTERPRETATION

The Principal is: Lihir Gold Limited 7th Floor, Pacific Place, corner Champion Parade and Musgrave Street Port Moresby PAPUA NEW GUINEA

Separable Portions — For definitions of Separable Portions refer to the Specification.

Superintendent — All references to the Superintendent shall be substituted with Principal’s Representative.

The meaning of Superintendent shall apply to the Principals Representative.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
Clause No.
The Principal’s Representative is:

The Project Manager Geothermal Exploration Drilling Lihir Gold Limited Mining Department, Ladolam Mine Site, Lihir Island, New Ireland Province, PAPUA NEW GUINEA

Superintendent’s Representative — All references to the Superintendent’s Representative shall be substituted with Site Representative.

The meaning of Superintendent’s Representative shall apply to the Site Representative.

“Repair Time” shall mean the time when certain parts of the Constructional Plant fails or is under repair. During this Repair Time the applicable Repair Rate shall apply as defined in the Schedule of Rates. Repair Time shall not be applied when down hole operations are held up due to the Contractor not carrying out his obligation to supply any part of the Constructional Plant or consumables (the Contractor shall not be entitled to any hourly compensation for this down time).

“No — Payment time” shall mean the time when the Contractor’s and subcontractors Constructional Plant, materials, equipment or consumables are not available for the efficient and safe execution of drilling or workover operations and for which no rate in the Schedule of Rates is payable or allowed. This also includes any proven negligence on the part of the Contractor or its subcontractors.

3	NATURE OF CONTRACT

3.2	Delete the first sentence and insert:

Quantities in the Bill of Quantities are estimated quantities only and are not to be taken as actual or correct quantities of work to be carried out.

The Principal does not warrant or make any representation as to the accuracy or adequacy of these quantities.

The Contractor acknowledges that:

the Contractor has placed no reliance on the accuracy or adequacy of those quantities but has entered into the Contract based on its own investigations, interpretation and information; and that the Principal has entered into the Contract in reliance upon this acknowledgement by the Contractor.

3.3(b) Limits of accuracy applying to quantities for which the Principal accepted a rate or rates: The Bill of Quantities and Schedule of Rates will not be subject to limits of accuracy.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
Clause No.
3	A After clause 3, insert the following new clause 3A:

“3A CONTRACTOR’S WARRANTIES

The Contractor warrants to the Principal that the Contractor:
(a)	will at all times be suitably qualified and experienced, and will exercise due skill, care and diligence in the execution and completion of the work under the Contract;

(b)	will engage subcontractors who are suitably qualified and experienced;

(c)	is unaware of any defect or omission in the tender documents which will affect the Contractor’s ability to carry out the Works in accordance with the Contract;

(d)	will carry out the work under the Contract in a proper and workmanlike manner;

(e)	has examined and carefully checked all equipment, materials and methods of construction proposed or specified and that they are suitable, appropriate and adequate for their purposes stated in the Contract; and

(f)	will execute and complete the work under the Contract in accordance with all the requirements of the Contract.”
4	BILL OF QUANTITIES

4.1	Bill of Quantities — the alternative applying: Alternative 1.

4.2	The priced Bill of Quantities and Schedule of Rates shall be as set out in Part II : Annexure B – Appendix I.

5	SECURITY, RETENTION MONIES AND PERFORMANCE UNDERTAKINGS.

5.2	The Contractor shall provide security in the amount of US.

5.2	The Principal shall not provide security.

5.3	Delete clause and substitute:

The Contractor shall provide security for the proper performance of the Contract to the Principal in the form of an unconditional bank guarantee, to the approval of the Principal. The performance security shall be denominated in United States dollars.

5.4	Delete clause and substitute:

Security shall be lodged within 21 Days after the date of execution of the Contract.

5.5	No period of notice is required of a party’s intention to have recourse to retention moneys and/or to convert security.

5.7	The security shall be fully released upon issue of the Certificate of Practical Completion for the last Separable Portion executed under this Contract.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
Clause No.
5.9	Not applicable.

5.10	All references to “Corporations Law” should be replaced by “Corporations Act 2001”.

6	EVIDENCE OF CONTRACT

6.1	Delete clause and substitute:

Until the parties execute a formal Instrument of Agreement, the Contract between the parties shall be evidenced by Notice of Acceptance of Tender, signed by Contractor.

6.2	Add new paragraph:

No Payment shall be made to the Contractor until the Contractor has executed the Instrument of Agreement.

8.0	CONTRACT DOCUMENTS

8.3	The Principal shall supply two sets of the Contract Documents.

8.4	The number of copies of documents to be supplied by the Contractor: Two.

9.0	ASSIGNMENT AND SUBCONTRACTING

9.1	Clause 9.1 is replaced by the following:

“The Contractor shall not assign its rights under the Contract without the prior written consent of the Principal.

The Principal may freely assign all or any part of its rights and/or obligations under the Contract to any other party (providing that party has the financial capacity to satisfy any of the Principal’s remaining obligations to the Contractor under the Contract) without the need to obtain the consent of the Contractor after providing notice to the Contractor of the Principal’s intention to do so. The Contractor agrees at its own expense, on the request of the Principal, to do everything reasonably necessary to give effect to any such assignment including, but not limited to, the execution of documents.”

9.2	Subcontracts requiring approval – all subcontracts, with the exception of Century Resources International Pty Limited ACN: 093 442 767.

10.0	SELECTED AND NOMINATED SUBCONTRACTORS

10.5	Direct Payment of Nominated Subcontractor

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
Clause No.
Delete clause

11	PROVISIONAL SUMS

11(b) The percentage for profit and attendance:

11(c) The amount or percentage for profit and attendance: Not applicable.

14	STATUTORY REQUIREMENTS

14.1	In clause 14.1 in the first sentence of the first paragraph, insert the words “ensure that it executes the work under the Contract in full compliance” after “The Contractor shall” and delete the word “comply”. In clause 14.1, sub-paragraphs (a), (b) and (c) of the first paragraph are replaced by:
“(a)	any National or State Statute, Ordinance or Law in relation to the execution and completion of the work under the Contract;

(b)	any regulation or by-law of any local or other duly constituted authority in relation to the execution and completion of the work under the Contract;

(c)	the rules and regulations of all public bodies and companies whose property or rights are affected or may be affected in any way by the work under the Contract.”
14.4	In clause 14.4, add the following sub-paragraph (e):
“(e)	The Contractor shall provide the Principal with all necessary documentation required by the Papua New Guinea Taxation Office in relation to certificates of exemption in relation to it before any payment is made to the Contractor.”

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
Clause No.
14.5	The following clause 14.5 is added:

“14.5 Certificates and Approvals

The Contractor shall apply for and obtain, or cause to be applied for and obtained, all certificates, licences, consents, permits and other approvals of authorities necessary for the execution of the Works (including all operational requirements), except those which the Contract provides are to be obtained by or on behalf of the Principal. The certificates, licences, consents, permits and other authorities to be obtained by or on behalf of the Principal are as follows:
1.	All licences, consents, permits or approvals associated with access to and right to occupy the land on which the Works are to be performed or such other land through which access is required. This includes (for example) land owner persmission and mining leases.

2.	All licences, consents, permits or approvals associated with using or allowing to use water for the purposes of providing the Works. “
15	PROTECTION OF PEOPLE AND PROPERTY

In clause 15, add the following paragraph:

“Without limiting the generality of the Contractor’s obligations under the Contract, the Contract shall comply with the insurance requirements set out in Part II Special Conditions Annexure B. ”

Add the following paragraph :

“The Principal shall be responsible for negotiating and settling any dispute with the local population that affects the Contractor’s access, operation, personnel or equipment except where the dispute is as a result of the Contractor’s action or inaction.”

17	DAMAGE TO PERSONS AND PROPERTY OTHER THAN THE WORKS

17.1	In clause 17.1, add the following paragraph:
“(vi)	liability for loss of actual or anticipated profits or any consequential, special, or indirect losses or damages.”
In clause 17.1 at the end of the clause, add the following paragraph:

“The Contractor shall indemnify the Principal against all damages, expenses, loss or liability suffered or incurred or to be suffered or incurred by the Principal as a result of any claims and demands made by any employees or subcontractors of the Contractor which arise out of or are connected with the Contract.”

18	INSURANCE OF THE WORKS

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
Clause No.
18	Refer to Annexure B — Appendix B appended to these Special Conditions for insurance requirements.

19	PUBLIC LIABILITY INSURANCE

Refer to Annexure B — Appendix B appended to these Special Conditions for insurance requirements.

20	INSURANCE OF EMPLOYEES

Refer to Annexure B — Appendix B of these Special Conditions for insurance requirements.

27	SITE

27.1	The time for giving Possession of the Site shall be on the Date of Acceptance or as otherwise agreed between the parties. In clause 27.1, at the end of the clause, insert the following: “The Contractor acknowledges and agrees that it will have non exclusive possession and use of the Site and may be required to share possession and use of the Site with others including the Principal, its agents, employees, consultants or other contractors;”

27.2	The Contractor shall not have sole use of the Site. Refer to the Specification for others employed on the Site.

30.1	QUALITY OF MATERIALS AND WORK

Clause 30.1 is replaced by the following:

“The Contractor warrants to the Principal that all work under the Contract performed by the Contractor or any subcontractor (including, but not limited to plant, materials, goods, workmanship and methods used by the Contractor or subcontractor):
(a)	is of good workmanlike quality and suitable in all respects for its intended purposes as specified in the Contract;

(b)	meets the requirements set out in the Contract; and

(c)	complies with all relevant statutory requirements, including any statutory requirements imposed on the Principal, affecting or applicable to the Works and with all relevant standards and codes and proper engineering practices to the extent consistent with this Contract.
Notwithstanding any other provision of the Contract, the Contractor also warrants to the Principal that it is responsible for:

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
Clause No.
(i)	the means, methods, techniques, sequences and procedures employed by the Contractor by its subcontractors and by its suppliers in the execution of the Works;

(ii)	the failure of any subcontractor to carry out the work under the Contract in accordance with the relevant subcontract;

(iii)	the failure of any supplier to carry out its obligations;

(iv)	the management and control of all industrial relations in connection with the Works concerning the Contractor’s personnel and its subcontractor’s personnel”
30.2	QUALITY ASSURANCE

In clause 30.2, the first paragraph is replaced by the following:

“The Contractor shall:
(a)	plan, establish and maintain a quality system for the performance of the Works which conforms to the Scope of Works;

(b)	provide the Principal’s Representative with access to that quality system of the Contractor (and each subcontractor of the Contractor), to enable monitoring and quality auditing.”
30.3	In clause 30.3, the words “at its own cost” are inserted after the second occurrence of the word “Contractor” in the first sentence.

32	WORKING HOURS

Working Hours shall be as defined in the Specification.

33	PROGRESS & PROGRAMMING OF THE WORKS

Delete clause and substitute the following-

33.1	RATE OF PROGRESS

The Contractor shall proceed with the work under the Contract with due expedition and without delay.

The Contractor shall not suspend the progress of the whole or any part of the work under the Contract except where the suspension is under Clause 44.9 or is directed or approved by the Principal’s Representative under Clause 34 or is pursuant to Clause 50.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
Clause No.
The Contractor shall give the Principal’s Representative reasonable advance notice of when the Contractor requires any information, materials, documents or instructions from the Principal’s Representative or the Principal. The Principal and the Principal’s Representative shall not be obliged to furnish any information, materials, documents or instructions earlier than the Principal or the Principal’s Representative, as the case may be, should reasonably have anticipated at the Date of Acceptance.

33.2	CONSTRUCTION PROGRAM

33.2.1	DEFINITION

For the purposes of this Clause 33, a ‘Construction Program’ means a program in writing setting out the dates by which or the times within various stages or parts of the work under the Contract are to be executed and which would contain the following:

Showing the dates by which the various Separable Portions 1 and 2 are to be executed or completed.

Showing in detail the time activity relationship for shipping consumables and equipment required during the execution of the work under the Contract.

Detailing the time activity relationship for moving the Constructional Plant and consumables from well site to well site.

Showing the times within which each well will be completed assuming normal geothermal drilling conditions and assuming no Principal controlled time,

Detailing the following performance parameters the programmed tripping in and tripping out rate, the programmed time to nipple up and nipple down the various blow preventer equipment, casing running rate, cementing rate, any other performance parameter which the Principal’s Representative may from time to time direct be included in the “Construction Program”.

Where the word ‘programme’ is used in the Contract it shall mean the same as the word ‘program’, the two words being interchangeable.

33.2.2	PURPOSE OF PROGRAM

A Construction Program shall not affect rights or obligations in Clause 33.1 or under this Contract but shall be the document by which the Principal’s Representative measures the Contractor’s progress, delays, changes in work content and extensions of time.

33.2.3	SUBMISSION, APPROVAL AND DEFAULT

The Principal shall prepare a Construction Program or Programs as directed by the Principal’s Representative. The Principal’s Representative may from time to time, approve or direct a deviation from the Construction Program submitted by the Contractor pursuant to this Clause and, in any such event, the Principal’s Representative may direct the Contractor to submit to the Principal’s Representative a further program.

Should the Contractor fail to submit a program by the required date, or submit a program that is unacceptable to the Principal’s Representative, then the Principal’s Representative will notify the Contractor in writing that the due date for submission has passed, or that

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
Clause No.
the program submitted is unacceptable.

Should the Contractor fail to comply with a requirement to submit a program or further program or a program to the satisfaction of the Principal’s Representative within twenty eight (28) days of a direction to do so then the Principal’s Representative may determine the Construction Program. Any costs to the Principal’s Representative in preparing a Construction Program, as a part of this determination shall be at the Contractor’s expense and considered as a set off under Clause 42.10.

The Principal may, without prejudice to any other right or remedy, suspend payment under the Contract until such time as a program has been submitted by the Contractor and accepted by the Principal’s Representative.

33.2.4	DEPARTURES FROM CONSTRUCTION PROGRAM

The Contractor shall not, without an approval or direction of the Principal’s Representative under this clause 33 or other reasonable cause, depart from:
(a)	a Construction Program included in the Contract;

(b)	a Construction Program submitted to, and accepted by the Contractor’s Representative; or

(c)	a Construction Program determined by the Principal’s Representative.
33.2.5	MEASURES TO MAINTAIN FLEXIBILITY

The Contractor acknowledges the Principal’s need to retain flexibility in relation to the performance of work under the Contract and agrees:
(a)	the Principal may alter any aspect of the timing of the performance of work under the Contract including the date of commencement and the duration and sequencing of work under the Contract.

(b)	the Contractor shall comply with all timing requirements of the Principal at no cost to the Principal save as is provided for expressly in the Contract.

(c)	to undertake work under the Contract in a manner consistent with that in which the Principal is undertaking work on the Site.
33.3	CONTRACTOR’S FAILURE TO MAINTAIN RATE OF PROGRESS

The Contractor, whenever required by the Principal’s Representative, shall demonstrate to the satisfaction of the Principal’s Representative that the resources necessary for compliance with the Contract are being utilised by the Contractor.

If in the opinion of the Principal’s Representative, the Contractor has failed or is failing to maintain sufficient progress to enable the works to be completed in accordance with the current Construction Program, after making due allowance for approved extensions of time, the Principal’s Representative may from time to time, without prejudice to any other right either:

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
Clause No.
(a)	direct the Contractor at the Contractor’s own cost to increase the Contractor’s resources, or take such other measures as are specified by the Principal’s Representative to enable the Contractor to comply with the Contractor’s obligations under this Contract, in which case the Contractor shall promptly confirm to the Principal’s Representative in writing the measures taken;

(b)	(i) vary this Contract by deleting any work under this Contract; (ii) employ others to undertake the deleted work under the Contract; and (iii) deduct the costs incurred as a result of the performance of the work under the Contract by others from the security, retention moneys, or any other sum otherwise due to the Contractor from time to time; or

(c)	apply the provisions of Clause 44.
35	TIMES FOR COMMENCEMENT AND PRACTICAL COMPLETION

35.1	The Contract Period for Separable Portions and the work under the Contract shall commence on the Date of execution of the Formal Instrument of Agreement.

35.2	For Dates of Practical Completion for the Work and Separable Portions refer to Annexure B — Appendix H of these Special Conditions.

35.5(a)	Inclement weather shall not be a reason for an Extension of Time.

35.6	Liquidated damages (where specified) shall be payable in accordance with Appendix H to these Special Conditions.

35.7	The Limit on Liquidated Damages shall be in accordance with new clause 55 to these Special Conditions.

35.8	Delete

36	DELAY OR DISRUPTION COSTS

Extra costs incurred by the Contractor for Extensions of time granted under Clauses 35.5 (b) (ii — xi) shall be determined by the Principal’s Representative. Extra costs shall be net costs without any further adjustments.

37	DEFECTS LIABILITY PERIOD

Delete existing text of clause 37 and replace with “not used”.

40	VARIATIONS

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
Clause No.
40.1	(f) Insert new item:

Vary the sequence in carrying out the work.

40.5	Delete last paragraph and insert:

The Contractor is deemed to have allowed in the Contract Sum the cost of processing Variations.

42	CERTIFICATES AND PAYMENTS

42.1	For schedule of Payments refer to Appendix G of these Special Conditions.

Insert:

No payment shall be made until the Principal has received the Security referred to in Clause 5.0.

42.3	Not applicable

42.4	Unfixed Plant or Materials — the alternative applying: Alternative 2.

42.9	The rate of interest on overdue payments: 10 % per annum.

44	DEFAULT OR INSOLVENCY

44.5	In clause 44.5, add the following paragraph at the end of the clause:

“If the Principal takes work out of the hands of the Contractor under clause 44.4 (a) upon receipt of any such notice, the Contractor shall at the Contractor’s own cost, unless the notice requires otherwise:
(a)	immediately discontinue work on the date and to the extent specified in the notice

(b)	place no further orders or subcontracts for materials, services or facilities other than as may be reasonably necessary or required for Completion of such proportion of work under the Contract that is not terminated.

(c)	assign to the Principal or such other persons or companies as the Principal designates, those orders, subcontracts and agreements;

(d)	promptly make every reasonable effort to cancel orders, subcontracts and agreements other than those referred to in paragraph (c) above to the extent that they relate to the performance of work terminated;

(e)	assist the Principal as specifically requested in writing, in the maintenance, protection and disposition of property acquired by the Principal under the Contract;

(f)	if required by a Principal’s direction to do so, remove from the Site, immediately the Contractor’s equipment, tools, sheds and materials;

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
Clause No.
(g)	assign to the Principal any other rights, titles and commitments relating to the works under the Contract which the Contractor has acquired in the Contractor’s dealings with third parties in connection with the performance of the work under the Contract;

(h)	take any other action relating to the termination of the work under the Contract which the Principal may require; and

(i)	provide to the Principal’s Representative all drawings, documents, written information brought into existence for the purposes of the work under the Contract and required completing them.”
44.7	The delay in giving possession of the Site, shall be a substantial breach: 14 Days.

44.11	In clause 44.11:
•	insert ‘or other controller’ after ‘a receiver’ in paragraph (i); and

•	add new paragraph (m):
“(m) an administrator is appointed to a party”.

Clause 44.11(l)(i) is replaced by:

“where the other party is the Principal, the Principal may without giving notice to show cause, exercise the right under Clause 44.4 (a) or (b)”

In clause 44.11, add the following paragraph at the end of the clause:

“Where the Contractor is a joint venture of two or more parties and any party to the joint venture commits an act as defined in clauses 44.11 (a) — (m) the Principal reserves its rights under clause 44.11(l)(i) or to continue in the Contract with the non defaulting party or parties”.

45	TERMINATION BY FRUSTRATION

45	Delete clause.

46	TIME FOR NOTIFICATION OF CLAIMS

46.2	Delete clause.

47	DISPUTE RESOLUTION

47.2	Alternative 2 shall apply

47.3	The Principal, acting reasonably, shall appoint the Arbitrator.

47.3	The arbitration shall be on Lihir Island, Papua New Guinea.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
Add following clauses after clause 48.
49.	CANCELLATION OF CONTRACT
(a)	The Principal may, at any time and at the Principal’s absolute discretion including, in order to appoint a new contractor to undertake the work under the Contract, cancel the Contract in whole or from time to time in part by giving the Contractor thirty (30) days written notice thereof whether or not the Contractor is in default pursuant to Clause 44 herein. Upon expiry of such cancellation notice, the Contractor shall waive any claims for damages, including loss of anticipated profits, on account thereof, but as the sole right and remedy of the Contractor, the Principal shall pay the Contractor in accordance with sub-paragraph (b) below, provided, however, that those provisions of the Contract which by their very nature shall remain in full force and effect after such termination to the extent provided in such provisions.

(b)	Upon receipt of any such notice, the Contractor shall, unless the notice requires otherwise:
(i)	immediately discontinue work on the date and to the extent specified in the notice;

(ii)	place no further orders or subcontracts for materials, services or facilities, other than as may be necessary or required for completion of such portion of work under the Contract that is not cancelled;

(iii)	assign to the Principal or such other persons or companies as the Principal designates those orders subcontracts and agreements as are designated by the Principal’s Representative;

(iv)	promptly make every reasonable effort to cancel upon terms satisfactory to the Principal all orders subcontracts and agreements other than those referred to in paragraph (iii) above to the extent that they relate to the performance of work cancelled;

(v)	assist the Principal and the Principal’s Representative, as specifically requested in writing, in the maintenance, protection and disposition of property acquired by Principal under the Contract;

(vi)	enable the Principal or the Principal’s nominee to take possession of all buildings, constructions, goods, and all things incorporated in the work under the Contract or on the Site and purchased for incorporation in the work under the Contract;

(vii)	if directed to do so by the Principal’s Representative, immediately upon receipt of the Principal’s Representative’s directions remove from the Site the Contractor’s equipment, machines, tools, sheds, and materials; and

(viii)	assign to the Principal any other rights, titles and commitments relating to the work under the Contract which the Contractor has acquired in the Contractor’s dealings with third parties in connection with the performance of the work under the Contract;

(ix)	take any other action relating to the cancellation of the work under the Contract which the Principal’s Representative or the Principal may reasonably require;

(x)	provide all drawings, documents written information and software brought into existence for the purposes of the work under the Contract and required completing them.
(c)	Upon any such cancellation the Principal will pay to Contractor an amount determined in

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
accordance with the following (without duplication of any item):
(i)	all amounts due and not previously paid to Contractor for work completed in accordance with the Contract prior to such notice, and for work thereafter completed as specified in such notice;

(ii)	the cost of settling and paying claims arising out of the cancellation of work under subcontracts or orders as provided in subparagraph (b) (iv) above;

(iii)	all reasonable costs incurred pursuant to subparagraphs (b) (v), (vii) and (ix) above;

(iv)	such other reasonable residual costs and expenses as the Contractor can demonstrate to the reasonable satisfaction of the Principal have been incurred by the Contractor solely for the purpose of performing work under the Contract.

(v)	if for what ever reason the Contract is cancelled by the Principal, the Principal shall pay the demobilisation fee, as stipulated in Schedule or Rates to the Contract.
(d)	Notwithstanding anything contained in this clause 49, neither the Contractor, nor the Contractor’s subcontractors or suppliers shall be entitled to any amount in lieu of profit on unperformed work.

(e)	All materials, supplies, work in progress, facilities, equipment, machinery or tools acquired by the Contractor pursuant to the performance of the work under the Contract, and for which the Contractor has agreed to the reimbursement of costs in accordance with the provisions of this clause, shall be transferred to the Principal.
50.	FORCE MAJEURE
50.1	Events of Force Majeure

For the purpose of the Contract, “Force Majeure” shall mean any of the following acts, events or circumstances occurring without the fault or negligence of the party to the Contract claiming it:
(a)	acts of God, perils of the sea, accidents of navigation, war, sabotage, riot, insurrection, civil commotion, national emergency (whether in fact or law), martial law or blockade;

(b)	national or statewide strikes or other labour disorders but not strikes or labour disorders involved or caused by the Contractor’s own workforce, including all the Contractor’s subcontractors and their workforce or the Contractor’s materials or equipment suppliers or their workforces.

(c)	expropriation, restraint, prohibition, intervention, requisition or embargo by legislation, regulation, decree or other legally enforceable order of any competent authority (including any court of competent jurisdiction);

(d)	earthquakes, floods, fire , cyclones or other physical or natural disasters, but not other weather conditions including those that differ from the normal weather condition prevailing at the Site.
50.2	Notice required

If either the Principal or the Contractor is or reasonably expects to be prevented from performing any of their obligations under this Contract as a result of Force Majeure as herein before

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
described, they shall, within five (5) days of having knowledge of the act, event or cause constituting Force Majeure, notify the other party of the nature of the Force Majeure and likely duration of the disability resulting therefrom and shall further notify the other party promptly upon cessation of such disability.

50.3	Performance suspended

Upon the giving of the above notice, any party to the Contract may immediately request a consultation with the other party in order to reach agreement as to the best way to deal with the situation. If no such request is made, then performance of this Contract by the party giving notice pursuant to Clause 50.2 shall be suspended for the duration of and insofar as the same is affected by the disability resulting from such Force Majeure and the party giving the above mentioned notice shall not be liable for delay or failure in performance of the relevant provisions of the Contract for such duration. During a Force Majeure event the Contractor will be paid at the rate set out in Part II : Annexure B – Appendix I.

50.4	Time

The time for Practical Completion of the Work shall be extended commensurate with any delay or delays in performance by either the Contractor or the Principal when such delay is caused by Force Majeure, and notice is given pursuant to Clause 50.2.

50.5	Each party to overcome Force Majeure

Any party to the Contract notifying Force Majeure shall use their best endeavours to overcome such Force Majeure or remedy the disability resulting therefrom as promptly as possible, provided always that such party shall not be required hereby to settle any labour dispute on terms contrary to their wishes nor to test the validity of any law, regulation, decree or order by way of legal proceedings.

50.6	Termination

If the performance of a substantial portion of the work remaining to be performed under the Contract is suspended for a period longer than thirty (30) calendar days as a result of Force Majeure, then a party to the Contract shall have the right at their option to terminate the Contract upon five (5) days notice to the other party. In the event of such termination, the Principal shall compensate the Contractor in accordance with the provisions of Clause 49.

51.	SPECIAL CONDITIONS APPLYING TO LIHIR

51.1	Accommodation and Meals

The Contractor is obligated to accommodate its employees at the Principal’s facilities at the Site unless otherwise provided in the Contract or determined by the Principal. Messing, accommodation and associated ablution facilities will be made available to the Contractor and its employees in the form of single or multiple occupancy quarters at no cost and upon the terms and conditions set out elsewhere in these documents.. The Principal reserves the right to establish and modify camp rules of conduct, to assign rooms, and to evict or refuse to accommodate any person who misconducts himself or whose behaviour is such as to make their presence undesirable.

51.2	Medical and First Aid Facilities

51.2.1	The Principal will make available its medical and first aid facilities for the treatment of

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
employees of the Contractor who may be injured or become ill while engaged in the performance of the work under the Contract.

If medical and first aid facilities are made available to the Contractor’s employees then, in consideration for the use of such facilities and the receipt of such services, the Contractor hereby agrees that:

It will release, defend, indemnify and save harmless the Principal and its contractors, authorised representatives, officers and employees from and against any and all claims, demands or liabilities arising from the receipt of such services by the Contractor’s employees or the use of such facilities by the Contractor’s employees, except for claims and demands arising out of the active gross negligence of the Principal, its contractors or authorised representatives, officers and employees.

In the event that any of the Contractor’s employees is transported to a physician or hospital by means of vehicles or aircraft ambulance service, the Contractor will promptly pay for such service directly to the provider of the service, and subsequently invoice the Principal;

Should any of the Contractor’s employees require the services of a physician or hospital, the Contractor will promptly pay all charges therefore directly to the physician or hospital, and subsequently invoice the Principal.

51.2.2	The Contractor shall provide and maintain basic first-aid kits on Site at all areas of active operations.

51.3	Training and Site Employment

51.3.1	The Principal is committed to the policy more fully explained in Part II : Special Conditions Annexure B which maximises the employment of qualified Papua New Guinea citizens, promotes the transfer of skills through participation in both off-the-job and on-the-job training of PNG citizens and utilises local content to the maximum extent practicable.

51.3.2	The Contractor shall assist in compliance with the Principal’s training and localisation program by using local Lihirian Labour whenever possible and economically justified and setting up the necessary training classes as required.

51.4	Use of Explosives

The Contractor shall not use explosives or carry out any blasting operations without the Principal’s prior permission to do so.

51.5	PNG Resources

51.5.1	When calling for tenders from potential subcontractors and suppliers, the Contractor must include local and Papua New Guinea contractors and suppliers where:
(i)	the contractors have proven ability in performing work of a similar nature and size to that required for the relevant Works, within the specified time period; or

(ii)	the suppliers are established and recognised suppliers of materials and equipment who have marketed or distributed such materials and equipment and who have applied in writing to be registered with, and have been approved by the Principal.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
51.5.2	The Principal is required to provide the Papua New Guinea Department of Trade with periodic reports regarding tendering and procurement of goods and services by contractors and sub-contractors. The Contractor must submit reports containing such information as the Principal requires permitting the Principal to prepare the above periodic reports or such other reports required to be submitted by the Principal. Such reports by the Contractor shall be submitted no less frequently than once per quarter on the date specified by the Principal.

51.6	Industrial Health, Safety and Welfare

51.6.1	Compliance with Lihir’s Safety Policy, Industrial Health, Safety and Welfare Acts, Mining (Safety) Act and other relevant legislation

The Contractor shall be responsible for compliance by its employees and for ensuring that all its subcontractors, their employees, agents and representatives comply with the Principal’s Safety Policy (set out elsewhere in these documents) and the prevailing industrial health, safety and welfare acts of Papua New Guinea and its subsequent amendments as promulgated from time to time during the time period the Contractor and its subcontractors are performing work at the Site.

51.6.2	The Contractor shall at all times conduct all operations under the Contract in a manner as to avoid risk of bodily harm to persons or risk of damage to any property. The Contractor shall promptly take all precautions that are necessary and adequate against any conditions that involve a risk of bodily harm to persons or risk of damage to any property. The Contractor shall continuously monitor conditions at the Contractor’s work area and shall be solely responsible for discovery, determination and correction of any dangerous or unsafe conditions in such area to ensure safety of personnel and property.

51.6.3	The Principal may in its sole discretion suspend the work or any part thereof for such periods as it thinks fit if, in the Principal’s opinion, the Contractor has failed or neglected to comply with the said Safety Policy, applicable laws and regulations. In this event, the Contractor shall not be entitled to and shall not claim any extension of time for the Contract or additional compensation for delays due to the Contractor’s failure or neglect as aforesaid.

51.6.4	The Contractor and its employees shall comply with the Safety Policy (Part II : Special Conditions Annexure B) and any amendments published from time to time by the Principal.

51.7	Labour, Employees and Supervision

51.7.1	Employee Data

The Contractor shall at least ten (10) days prior to any proposed arrival date submit to the Principal a list of any new employees of the Contractor proposed to be engaged under the Contract and any new subcontractor proposed to be engaged under the Contract to provide any part of the work under the Contract showing name, nationality, immigration status, classification and relevant certificates for each such employee. The Principal reserves the right to, at its sole discretion and acting reasonably refuse permission for any of the Contractor’s employees or subcontractors to be engaged under the Contract or have access to or remain on the Principal’s property including the Site.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
The Principal will supply advance notice and give valid reasons to Contractor if it intends to refuse permission for any of the Contractor’s employees or subcontractors to be engaged under the Contract or have access to or remain on the Principal’s property. Any employee or subcontractor terminated under the provisions of this Clause shall not be engaged by the Contractor or subcontractor to the Contractor without the express permission of the Principal.

51.7.2	Industrial Relations

It shall be Contractor’s responsibility to comply with all relevant statutory requirements, including the current Papua New Guinea Employment and Industrial Acts, governing the employment of labour and staff at the site at which the work under the Contract is to be provided, and observe the requirements of all relevant labour agreements, industrial awards, and employment conditions and maintain good industrial relations with its employees to prevent the occurrence of industrial disputes with subsequent delays or work stoppages.

The Contractor will be kept fully informed by the Principal with respect to the Site and the Principal’s relevant industrial relations policies and procedures and will discuss with the Contractor all matters of industrial relations of mutual interest and/or concern. The Contractor shall not hold discussions, make commitments, or enter into agreements related to industrial and labour relations affecting the implementation of the work under the Contract on the Site without the prior approval of the Principal. All matters relating to industrial and labour relations brought to the attention of the Contractor shall immediately be advised to the Principal.

In matter of disputes, strikes, bans, or limitations on labour or pending disputes, including any demands for wages and/or conditions at variance with prevailing wage rates and conditions, the Contractor shall immediately notify the Principal and all actions shall be subject to approval by the Principal. The Contractor shall not enter into any new agreement on rates of pay and conditions of employment without prior approval of the Principal.

51.7.3	Employment and Earnings Data

The Contractor shall keep appropriate records for each wage period showing the names of each wage employee by nationality, job classification, position, wage rate and allowances, attendance records including the nature of any absence from work (both authorised or unauthorised leave, both paid or unpaid sick leave, etc), and the total amount paid to the employee in that particular pay period. The Contractor shall certify the statement as true and complete. Such records shall be readily available for inspection on request of the Principal, and certified copies shall be made available if required by the Principal.

51.7.4	Repatriation

All contractors will be required to repatriate all non-Lihirian employees following completion of their contract. Transfer to other contractors will not be allowed unless prior consent of all parties is given. The Contractor accepting a transfer of an employee will be required to repatriate that employee on completion of the Contract.
52.	COMPLIANCE WITH PROJECT PROCEDURES
In addition to the Principal’s “Lihir Safe” policy, the Contractor and its employees shall comply with all the Principal’s Project Procedures and Regulations supplied by the Principal to the Contractor from time to time including but not limited to (refer Part II : Special Conditions Annexure B): -

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure A — Special Conditions
(i)	Accommodation Rules and Regulations;

(ii)	Training and Localisation

(ii)	Safety Policy;

(iii)	Environmental Requirements;

(iv)	Community Relations Policy.
A breach of the Project Procedures and Regulations by Contractor or its employees or subcontractors shall be a fundamental breach of the Contract.
53.	WITHHOLDING TAXES AND CURRENCY
It will be the responsibility of the Contractor to apply for and obtain, or caused to be applied for and obtained, all certificates, licences, consents, permits, tax registration (including GST) and other approvals of PNG authorities necessary for the performance of the Contract. The Contractor must ensure that any of its subcontractors comply with this requirement.

Where required by law, the Principal shall withhold any amounts payable to any PNG government agency having jurisdiction, unless the Contractor provides the Principal with all necessary documentation required by the PNG Taxation Office in relation to certificates of exemption in relation to it before any payment is made under the Contract.

Where the Exchange Control Regulations of PNG so require, the relevant payments under the Contract shall be paid by the Principal to the Contractor in PNG Kina.
54.	INDEMNITIES
Any indemnity given by one party to the other party under the Contract is subject, notwithstanding any other provision of the Contract to the following limitations and exclusions:
(a)	liability is excluded to the extent caused or contributed to by any breach by the other party or any negligent or wilful act or omission by the other party, its employees and agents, and;

(b)	liability is excluded for loss of actual or anticipated profits or any consequential, special, or indirect damages or losses.
55.	CAP ON LIABILITY

55.1	The total aggregate liability of the Contractor to the Principal under the Contract (including rectification of defects, payment of liquidated damages, breach of Contract, negligence, breach of warranty or under any indemnity) shall be limited to the amount of excluding the proceeds of any insurance policies that may cover the loss.

55.2	Notwithstanding any other provision of the Contract, the Contractor shall not be liable to the Principal for any kind of special, incidental, indirect or consequential loss or damage (including loss of opportunity, loss of revenue, loss of profit or anticipated profit, any losses in connection with any of the Principal’s customer contracts, any finance or holding costs, and demurrage costs or other type of economic loss).

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix I Schedule of Rates
PART II: ANNEXURE B — APPENDIX I SCHEDULE OF RATES
List of Contents

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appen
1.	FORM OF AGREEMENT

CONTRACT FOR: PROVISION OF GEOTHERMAL CORING SERVICES

TO PRINCIPAL:	Lihir Gold Limited.
7 th Floor, Pacific Place, Cnr Champion Parade and Musgrave Street
PO Box 789
Port Moresby
PAPUA NEW GUINEA.
1.	Having examined the Site, the Conditions of Contract, Specification, Drawings, Bill of Quantities and Schedule of Rates for the execution of the above named Works, we the undersigned offer to supply one rig, execute and complete such Works and remedy any defects therein in conformity with the Conditions of Contract, Specification, Bill of Quantities and Schedule of Rates for the sum of

made up as follows:

DESCRIPTION	UNITED STATES DOLLARS	US$
Separable Portion No. 1

Work under the Contract

Separable Portion No. 2
PLUS such other sums as may be ascertained in accordance with the said Conditions.

2.	For the removal of doubt, the Principal will withhold an amount equal to the as-current rate of foreign contractor’s withholding tax payable in Papua New Guinea (which is presently 12%) from all payments made under this Contract.

3.	We undertake to complete each Separable Portion and the whole of the Works comprised in the Contract within the times and time stated in the Special Conditions of Contract.

Dated this day of 2007

Signature in the capacity of

Who confirm that they are duly authorised to sign for and on behalf of:

Washingtons Drilling (International) Limited (NZ Company No. 1965214)

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appen
1.	APPENDIX I: SCHEDULE OF RATES

When completed, this entire Section shall be appended as part of Appendix I to the Special Conditions — Annexure B.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix I Schedule of Rates
2.	SEPARABLE PORTIONS SUMMARY

Mobilisation and demobilisation rates shall include the costs associated with the mobilisation and demobilisation of Constructional Plant, materials, consumables and personnel for one rig, as specified as the responsibility of the Contractor, to be loaded and unloaded at the Contractor’s home base.

DESCRIPTION	UNIT	TOTAL
Separable Portions
Separable Portion 1 (mobilisation)	Lump Sum
Separable Portion 2 (demobilisation)	Lump Sum

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix I Schedule of Rates
3.	BILL OF QUANTITIES

The estimated quantity values in column labeled (Q) of the following table are the total for one (1) coring and drilling rig. These are estimates for five (5) wells only. Prior to letting the Contract or during the term of the Contract, the Principal cannot or will not give guarantees or assurances of how much deviation from these estimated values or deviation on the number of wells from the five (5) wells will occur.

		ESTIMATED
		QUANTITY
DESCRIPTION	UNIT	(Q)	RATE (R)	TOTAL (Q x R)
Operating Rate:	hours	750

Stand-by with Crew Rate:	hours	50
Rig Move Rate:	hours	288
Drilling and hole opening Rate	hours	800
PQ Coring Rate:	meter	1500
HQ Coring Rate:	meter	4,250
NQ Coring Rate:	meter	500
Directional Survey Rate	month	6
Water supply pumping rate	days	180

WORK UNDER THE CONTRACT SUM (US$) (to be entered on to the Form of Tender)

*	PQ, HQ and NQ rates used in the table are based on the highest rate corresponding to the maximum angles from the vertical that will be cored.

*	For the removal of doubt, the Principal will withhold an amount equal to the as-current rate of foreign contractor’s withholding tax payable in Papua New Guinea (which is presently 12%) from all payments made under this Contract.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appen
4.	APPLICABILITY OF RATES

4.1.	SEPARABLE PORTIONS SCHEDULE OF RATES

The mobilization and demobilization rate shall include the costs associated with the mobilization and demobilization of Constructional Plant consisting of one rig, materials, personnel and consumables for all services, including any “standby” charges incurred from sub-contractors. It shall include the complete cost of all transport where the Contractor’s equipment or materials are located, all pre-shipment checks wharf fees, all shipping, personnel airfares and visa costs.

DESCRIPTION	UNIT	TOTAL
Separable Portions (enter results into Form of Tender)
Separable Portion 1 (mobilization)	Lump Sum
Separable Portion 2 (demobilisation)	Lump Sum

*	An advance payment of shall be paid on confirmation of contract execution and lodgment of a security in accordance with clause 5 of Part II: Annexure A - Special Conditions. The remainder, shall be paid when the rig is ready to Spud the first well.
4.2.	DAYWORK AND METRE RATES
1)	Daywork include the rates defined in the Schedule of Rates and include:
•	operating rate

•	standby with crew rate

•	standby without crew rate

•	force majeure rate
2)	In computing the chargeable time to apply to the various daywork rates (including No-Payment Time), the actual time will be adjusted to the nearest half -hour, such that the daily total time shall not exceed 24 hours.

3)	In computing the drilled or cored metres for the application of metre rates, the actual metres completed will be adjusted to the nearest half metre. A section of hole shall not be measured twice or have more than one metre rate apply to it.

4)	All daywork and metre rates include:
•	the operating cost of the Constructional Plant with personnel including the cost of rotating the Contractor’s personnel in and out of Lihir and the site (the cost of air travel between Cairns and Lihir shall be to the Principal’s account),

•	the operating cost of the drilling equipment including all down hole tools,

•	the storage of materials supplied by the Contractor, the relevant care and maintenance, and the transport from the Contractor’s storage area to the drilling sites.

•	the operation and maintenance of the rig equipment.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appen
1)	No-Payment Time shall apply only when Operating Time is applicable and if any one of the following occurs:
•	Non availability of the rig to carry out operations in an efficient and safe manner,

•	Non availability of Contractor supplied consumables at the rig site that delays operations for which Operating Time is applicable.
4.3.	MOVING RATES

Moving rates shall cover the activities listed in the Scope of Work specified in the Specification and shall cover all associated costs of carrying out the Scope of Work. It shall be carried out in the fastest, safest and most practical way possible. The Moving Rate shall apply between Rig Release and Spud of the next drill site.

4.4.	CONSUMABLES

Unless otherwise stated, all consumables listed in the Schedule of Rates shall be brand new. The rate for each consumable item shall include all costs associated with purchasing, transporting, storage, inventory control, loading and unloading, and bringing it to the drill site in a timely manner ready for use down hole. All other consumables rates shall be payable when each item is on Site and has been brought to the Site with the approval of the Principal’s Representative.

Consumables shall be charged as Provisional Sums in accordance with clause 11 of the General Conditions and the Schedule of Rates. The Contractor must obtain the Principal Representative’s approval for all consumables purchased.

4.5.	DOWNHOLE TUBULARS — LOST IN HOLE

To the extent that the Contractor has not carried out a negligent act, and that the Contractor’s insurance does not compensate the Contractor or the Principal, and subject to the Contractor satisfying the Principal that the failure of the insurance was not as a result of some default on the part of the Contractor; the Principal shall compensate the Contractor for damage to or loss of Contractor’s drill bits, core bits, core rod, core barrel, drill string and down-hole tools as a result of fishing operations and working on stuck pipe and while the same are down-hole tools and while the same are down-hole.

Except for core bits and drill bits, the Principal’s liability for the replacement of Contractor’s equipment shall be 100% of the landed new replacement cost of the item at the Site less depreciation calculated from date of purchase, of zero percent (0%) per year for drill strings and tubulars.

Ownership of the equipment / tools damaged or lost is automatically transferred to the Principal. Unless otherwise specified in the Table 3.1, the rates apply to each rig in a two rig package. Down hole Tubulars shall be charged as Provisional Sums in accordance with clause 11 of the General Conditions and the Schedule of Rates.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appen
4.6.	BREAK DOWNS

This clause shall apply when the rig and associated equipment is on an hourly rate (or day rate in the case of the water supply pumping rate) and shall apply to any downtime due to a break down or repair of the rig or other critical component of the rig, including the water supply system, that prevents the rig from operating properly or safely. For the first 48 hours accumulated over the course of a calendar month, the applicable standby with crew rate shall apply.

For anytime over 48 hours accumulated over the course of a calendar month, this shall be No — Payment time and no hourly rate shall apply until such time as the rig and associated equipment is fully functional.

Any unused downtime shall not be carried over to the next calendar month.

Table 3-1. Schedule of Rates

ITEM
NO.	DESCRIPTION	UNIT	RATE (US$)
DAY WORK RATES

1.	Moving Rate: This rate is for all time and activities to move all of the rig equipment, personnel and materials from one well site to another within the Site. It shall be done in the fastest and safest way possible (approximately three days) and apply only for the time the rig is moving. It shall apply to a fully functional drilling and coring rig, full crew and shall cover a duration from Rig Release to Spudding the new well. It shall not apply to times when the rig is not moving, e.g. when night time moves are prohibited due to lack of lighting at both ends.	hour

2.	Operating Rate: This rate applies to all activities covered by Operating Time set out in the Part IV: Specification that requires all or any part of the fully functional drilling rig and equipment, full crew, consumables (Principal owned and Contractor’s) and materials.	hour

3.	Drilling Rate: This rate applies to all activities covered by Operating Time set out in the Part IV: Specification that requires all or any part of the fully functional drilling rig and equipment, full crew, consumables (Principal owned and Contractor’s) and materials. This rate shall apply for all depths or hole intervals drilled or drilled/cored and opened for any finished hole size with a diameter of 6-1/8” and greater. This rate does not include any section of hole that is PQ size or less.	hour
For the removal of doubt, Items 1, 2 and 3 shall not apply at any time that Items 4 — 8 below apply.
For Items 4, 5, and 6, the following rates are based on three individual rates depending on the degree of angle from the horizontal. “A” is 90 degrees. “B” is less than 90 degrees and greater than or equal to 80 degrees. “C” is less than 80 degrees and greater than or equal to 60 degrees. No angle less than 60 degrees shall be drilled.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appen

ITEM
NO.	DESCRIPTION	UNIT	RATE (US$)
4.	PQ Coring Rate: This rate applies to all activities covered by Drilling and Coring Time set out in the Part IV: Specification that requires all or any part of the fully functional drilling rig and equipment, full crew, consumables (Principal owned and Contractor’s) and materials. This rate shall apply for all depths or hole intervals that are PQ cored. It shall include hole opening where required.	metre

5.	HQ Coring Rate: This rate applies to all activities covered by Drilling and Coring Time set out in the Part IV: Specification that requires all or any part of the fully functional drilling rig and equipment, full crew, consumables (Principal owned and Contractor’s) and materials. This rate shall apply for all depths or hole intervals that are HQ cored. It shall include hole opening where required.	metre

6.	NQ Coring Rate: This rate applies to all activities covered by Drilling and Coring Time set out in the Part IV: Specification that requires all or any part of the fully functional drilling rig and equipment, full crew, consumables (Principal owned and Contractor’s) and materials. This rate shall apply for all depths or hole intervals that are NQ cored. It shall include hole opening where required.	metre

7.	Stand-by with Crew Rate: This rate will be applied when the rig and personnel are not operating due to:	hour

(a) waiting for instructions from the Principal’s Representative,
(b) natural calamity,
(c) waiting for the Principal’s Representative to carry out its obligations under the terms of this Contract including waiting on Principal’s provided permits and access to sites.
The rig and personnel must be in a state of readiness to begin or resume operations.

8.	Stand-by without Crew Rate: This rate shall be applied when the Contractor ceases all operations and releases his crew at the written request of the Principal’s Representative. All equipment may be secured, and personnel (except for site security) need not attend. Stand-by without crew will continue until normal operations are resumed. Transportation expenses borne by the Contractor for personnel released or returned at the end of the stand-by period, with prior approval of the Principal’s Representative shall be reimbursed at cost by the Principal to the Contractor. The Stand-by without Crew rate is inclusive of the expenses for the minimum personnel necessary at the rig site during the period of suspension of operations. The Principal’s Representative, who will give the Contractor at least five (5) days prior written notice, shall request the re-mobilisation of the Contractor’s personnel. In the case that the Contractor’s full crew as provided for in the Specification is not available at the rig site at the end of such prior notice the Contractor	hour

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appen

ITEM
NO.	DESCRIPTION	UNIT	RATE (US$)
shall receive no remuneration until the moment the Contractor’s personnel become available or until drilling operations recommence.
9.	Water supply pumping rate: This rate shall cover the supply of adequate pumping units, pipelines and accessories to complete a fully function water supply system as set out in Part IV: Specification, from a water source within the Site to the rig tanks. The rate shall cover installing the system, operating and maintaining the system, and picking up and moving of the system to another location.	day	$

10.	Directional survey tool with heat shield including consumables	month	$

11.	Force Majeure Rate: The Force Majeure Rate shall be payable during any period in which operations are not being carried on because of force majeure up to a maximum of 20 days.	day	Standby rate with or without crew, whichever is applicable.

CONSUMABLES (PROVISIONAL SUMS)

12.	Casing high temperature Teflon thread sealant	litre

13.	High temperature thread locking compound	litre

14.	Used NQ core rod or equivalent sized tubing slotted — per 3 m length	joint

15.	Used HQ core rod or equivalent sized tubing slotted — per 3 m length	joint

16.	New annular rubber elements or pipe ram rubber parts	each

17.	New packer rubber for wireline BOP	each

REPLACEMENT DOWN HOLE TUBULARS — BRAND NEW INCLUDING SHIPMENT TO LIHIR (PROVISIONAL SUMS unless indicated otherwise)

18.	Directional survey tool (*Not a Provisional Sum)	Each	$

19.	Soft Formation PQ Coring Bit	Each

20.	Medium Formation PQ Coring Bit	Each

21.	Hard Formation PQ Coring Bit	Each

22.	Soft Formation HQ Coring Bit	Each

23.	Medium Formation HQ Coring Bit	Each

24.	Hard Formation HQ Coring Bit	Each

25.	Soft Formation NQ Coring Bit	Each

26.	Medium Formation NQ Coring Bit	Each

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appen

ITEM
NO.	DESCRIPTION	UNIT	RATE (US$)
27.	Hard Formation NQ Coring Bit	Each

28.	8 1/2” tricone bit — mill tooth	Each

29.	8 1/2” tricone bit — tungsten insert	Each

30.	8 1/2” integral string stabiliser	Each

31.	8 1/2” integral near bit stabiliser	Each

32.	2-7/8” or 4.5” drill pipe Grade E (range 1)	Joint

33.	4-3/4” drill collar (range 1)	Joint

34.	PQ coring rods (3 m length)	Joint

35.	HQ coring rods (3 m length)	Joint

36.	NQ coring rods (3 m length)	Joint

37.	PQ core barrel (3 m length)	Joint

38.	HQ core barrel (3 or 6 m length)	Each

39.	NQ core barrel (3 or 6 m length)	Each

OTHER EQUIPMENT, MATERIALS AND SERVICES SUPPLIED BY CONTRACTOR

40.	Not used
For the removal of doubt, the Principal will withhold an amount equal to the as-current rate of foreign contractor’s withholding tax payable in Papua New Guinea (which is presently 12%) from all payments made under this Contract.

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
PART II: ANNEXURE B – APPENDIX TO SPECIAL CONDITIONS
APPENDIX A – ACCOMMODATION
RULES AND REGULATIONS
1.	GENERAL
The Principal will provide accommodation and messing together with laundering facilities at the Site for the employees of the Contractor or subcontractor of the Contractor authorized by the Principal subject to personnel compliance with policies, camp rules and availability.

Alternatively, at Principal’s request, Contractor shall provide furnished and serviced accommodation with Principal providing messing only.

Accommodation will be available on both a single and shared basis with detached ablution blocks. Whereas the single accommodation shall be limited to key personnel, no guarantee on availability of single accommodation is hereby given.

Any person, who wilfully causes damage to any part of the Principal’s premises or its facilities or acts in a manner that interferes with the use or enjoyment of the facilities by other residents, will have their accommodation withdrawn without notice.

The Contractor shall ensure that all its employees including the employees of any of its subcontractors are fully familiar with the relevant provisions of this Appendix.

Advance booking must be made as part of travel arrangements; no one shall be provided camp accommodation without prior approval by the Principal.
2.	BOOKING IN/BOOKING OUT
All persons shall be required to book into the accommodation facility through the camp manager in the camp office. The camp manager shall only allocate accommodation to those persons who have been approved by the Principal.

All departing residents must book out through the camp office and obtain departing residents clearance.
3.	CAMP RULES AND REGULATIONS
Each resident of the camp shall be given a copy of the camp rules and regulations that apply from time to time and shall be required to acknowledge receipt thereof. These rules and regulations are subject to change by the Principal from time to time and are as follows:

Any disregard or breach of these rules and regulations can lead to withdrawal of an individual accommodation without notice.

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
Accommodation
1.	Personnel approved to commence work under the Contract shall be booked into the camp by their employer, in accordance with registration procedures established by the Camp Manager.

2.	Each Camp resident will be allocated a bed, mattress, pillow, pillow slip, set of sheets, one towel, waste paper basket laundry bag and lunch box. On termination of accommodation the resident or his employer will pay for any discrepancies.

3.	Dirty laundry and towels shall be placed in the bag and delivered to the laundry. This laundry will only be washed and folded and returned. Towels are issued on a one for one basis only.

4.	Littering is an offence in the Camp area.

5.	Report lost keys to the Camp office where a new key will be issued, a charge may apply.

6.	Personal belongings are not insured against loss or damage by fire or theft. Valuables and money should not be left in the rooms. The safekeeping and insurance is the Camp resident’s responsibility.

7.	Camp residents must not interfere with any electrical appliances in any part of the Camp.

8.	Persons other than those involved with the work under the Contract are not allowed to stay in the Camp.

9.	Accommodation cannot be changed without the permission of the Camp Manager.

10.	Pets are not allowed within the Camp area or on the Site.

11.	No alcohol is to be consumed in the Camp other than in the designated wet canteen area.

12.	Persons involved in violent behaviour, damage to Camp property, fighting, disturbing the peace, misconduct, theft and/or the use of abusive or indecent language may be directed to vacate forthwith their allocated accommodation.

13.	On termination of the accommodation the Camp Manager will issue the Camp resident with a Camp clearance certificate signed by both the resident and the Camp Manager and which shall list any loss or damage to Camp equipment and buildings allocated to the resident. The Camp resident shall pay for the cost of replacement or repair of lost or damaged items. Fair wear and tear excepted. The cost of any replacement or repair may be deducted from the employee’s termination pay.

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
14.	Offensive weapons such as firearms, knives etc are prohibited in the Camp area.

15.	No unauthorized motor vehicles are to be parked in the living quarter’s area.

16.	Accommodation will be immediately withdrawn from any resident found under the influence of, or in possession of illegal drugs. The possession of betel nut is prohibited within the Camp area.

17.	Accommodation will be immediately withdrawn from any resident found to be causing a nuisance, attempting or entering another residents room without the authority of the Camp Manager or the occupant of the room.

18.	Any person found interfering with or discharging fire extinguishers would be removed without warning.

19.	All Camp amenities, which have been arranged, installed or supplied by the Company, are for use by Camp residents, and as such should be treated with appropriate respect if the amenity is to continue.

20.	Organized gambling or other illegal activity may result in accommodation being withdrawn.

21.	Only authorized persons are permitted to enter the female or male quarters.

22.	It is forbidden to urinate or defecate in places other than the toilets provided.

23.	To avoid continuation of daily charges whilst absent, it is the residents responsibility to complete the Departure form and return the key, laundry bag and lunchbox.

24.	Security reserve the right to check all bags etc belonging to Camp residents, workers and visitors entering or leaving the Construction Camp. Breaches of company policy may result in accommodation being withdrawn and or legal proceedings may be implemented.
Dry Mess
1.	Shorts or trousers and a shirt, T-shirt or similar type of garment must be worn in the dining hall at meal times. Clothing worn shall be free of grease, chemical contamination and mud etc. FOOTWEAR IS ESSENTIAL.

2.	No person shall be served a meal without producing Appropriate Identification, or other authorization.

3.	Meal hours will be strictly observed and meals will not be served outside these hours unless authorized by the Camp Manager for special reasons, such as working emergency overtime.

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
4.	Meals are not to be taken away for consumption outside the dining hall without prior approval of the Camp Manager and unless the meal is intended for a Camp occupant confined to bed through illness.

5.	Misconduct or abusive language in the dining hall will not be permitted.

6.	Complaints as to the quantity, quality of food served are to be directed only to the Camp Manager or his representative.

7.	No items of food, cutlery, crockery or other mess equipment are to be removed from the dining hall.

8.	All dirty dishes and cutlery shall be returned to the servery.

9.	Alcohol is prohibited in the dining room with the exception of approved functions or as directed by the Camp Manager.

10.	Hand washing facilities are installed in the mess foyer and must be used prior to entering dining room.
Wet Canteens & Recreation Areas
1.	Liquor shall not be served in the Canteen outside the normal operating hours. These hours will be posted on a notice board outside the mess.

2.	The Wet Mess & Recreation amenities are available to registered Camp residents and their legitimate guests only.

3.	Beer and wine are the only alcoholic beverages available for sale from the Canteen.

4.	Liquor shall not be removed from the Canteen without prior written approval of the Camp Manager.

5.	In accordance with the provisions of the PNG Liquor Act, liquor shall not be given, sold, supplied or delivered to any person under the age of 18 years or to any person in a state of intoxication.

6.	No person under the age of 18 years shall be permitted to be in the bar or the Canteen.

7.	Gambling and/or other illegal activities are strictly prohibited in the Canteen.

8.	The licensee reserves the right to remove any patron from the Canteen & Recreation area without prior notice.

9.	Patrons shall observe the rules and normal operating hours as posted on the notice boards.

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
10.	No alcohol is to be consumed in the Camp other than in the designated wet canteen area.
Beer shall be opened upon sale and wine sold by the glass.
4.	INDEMNITY
The Contractor shall indemnify and hold harmless the Principal, the Camp Manager and all servants, officers and agents of the Principal from and against any and all claims, demands, debts, accounts, expenses, costs, liens, actions and proceedings of any and every kind whatsoever by any person, corporation or body arising from the accommodation of any person who whilst booked into the Principal’s camp was an employee of the Contractor or an employee of any subcontractor to the Contractor.

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
APPENDIX B — INSURANCES
1.	INSURANCES EFFECTED BY THE CONTRACTOR

1.1.A	MOTOR VEHICLE RELATED INSURANCES
The Contractor shall, at its own expense, take out and maintain in effect, and cause its subcontractors to take out and maintain in effect, the insurance set out below.
(a)	Motor Vehicle Third Party Insurance covering third party personal injuries liability for all motor vehicles, as required by the PNG Motor Vehicles (Third Party Insurance) Act.

(b)	Comprehensive Motor Vehicle Liability Insurance covering use of all motor vehicles used by the Contractor or its subcontractors (whether or not owned by them) in connection with the execution of the work under the Contract, with not less than the following limits; Death, Bodily Injury and Kina equivalent of AUD 2,000,000 each person/occurrence Property Damage AUD 2,000,000.
The identity of insurers and the form of the policies shall be subject to the approval of the Principal’s Representative, such approval not to be unreasonably withheld.
1.1.B	THIRD PARTY LIABILITY INSURANCE
The Contractor shall, at its own expense take out and maintain in effect, and cause its subcontractors to take out and maintain in effect Third Party Liability Insurance covering all operations of the Contractor in the performance of work under the Contract on or off the Site, including contractual liability insurance covering the liability assumed in the Contract. This policy or policies shall provide AUD 2,000,000 combined single limits for all injuries or death to persons and damages per occurrence. The identity of the insurers and the form of the policies shall be subject to the approval of the Principal’s Representative, such approval not to be unreasonably withheld.
1.2.	WORKERS’ COMPENSATION AND OCCUPATIONAL DISEASE INSURANCES
The Contractor shall, at its own expense, take out and maintain in effect, and cause its subcontractors (including those at sub-tier levels) to take out and maintain in effect, insurance covering any damage, expense, loss or liability suffered or insured by any person employed by it or its subcontractors during the performance of work under the Contract until the date of completion of the work under the Contract, whether arising;
(a)	by virtue of any statute (whether provincial, state or federal) relating to workers’ or accident compensation or employers’ liability in any relevant jurisdiction where services and work under the Contract are to be performed;

(b)	by virtue of the PNG Workers Compensation Act; or

(c)	at common law

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
Such insurance shall include the following special coverage extensions:
(a)	Employer’s Liability Insurance coverage with limits of not less than AUD 2,000,000 for any one occurrence attributable to a single source/each employee;

(b)	“Borrowed Servant” endorsement providing that a Workers’ Compensation claim brought against the Principal by a Contractor’s employee will be treated as a claim against the Contractor;

(c)	“In rem” endorsement providing that a claim “in rem” shall be treated as a claim against the Contractor; and,

(d)	extend to include the interest, if any, of Lihir Gold Limited or the Principal.
In the event of a Contractor’s employee being specifically directed by the Principal’s Representative to travel outside of Papua New Guinea and Australia, the cost for additional Workers’ Compensation insurance shall be the responsibility of the Contractor.
1.3.	CONTRACTOR’S PLANT AND EQUIPMENT INSURANCE
The Contractor, at the Contractor’s own expense, shall take out and maintain in effect, and/or cause its subcontractors to take out and maintain in effect, insurance covering all of the Contractor’s and/or its subcontractor’s major plant and equipment which the Contractor or its subcontractors intend to bring onto the Site for the execution of the work under the Contract. The identity of the insurers and the form of the policies shall be subject to the approval of the Principal’s Representative, such approval not be unreasonably withheld.
1.4.	FAILURE OF CONTRACTOR’S SUBCONTRACTORS TO INSURE
If any of the Contractor’s subcontractors fail to effect or maintain in effect any of the insurances contemplated under this Appendix B, the Contractor must effect and maintain in effect those insurances at its own expense.
1.5.	PNG INSURANCE ACT REQUIREMENTS
The Contractor shall, and ensure that each of its subcontractors shall comply with the requirements of the PNG Insurance Act which requires all insurance covering risks situated in Papua New Guinea to be arranged with PNG licensed insurers acceptable to the Principal’s Representative, unless an exemption is obtained. Otherwise, insurance required by the Contractor will be arranged with insurance companies acceptable to the Principal’s Representative.
1.6.	CROSS LIABILITY
(a)	Where, in accordance with the provisions of the Contact, insurance effected by the Contractor and its subcontractors are effected in joint names, the Contractor must ensure that the insurance policies provide that all insurance agreements and endorsements (with

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
the exception of limits of liability) operate as if there was a separate policy of insurance covering each party comprising the insured under each policy.

(b)	The Contractor must ensure that each insurance policy effected by it and its subcontractors provides that:
(i)	the interests of the Principal are noted on the policy as an additional insured;

(ii)	Insurances must be with a reputable insurer;

(iii)	Prior to the commencement of the work under the Contract, the Contractor must provide to the Principal certificates of currency for the insurances listed above;

(iv)	All insurances must be maintained in full force and effect for the duration of this Contract and any defects liability period following termination of the Contract;

(v)	The Contractor must ensure that all policies of insurance effected are written on an “occurrence” basis. If any policy is written on a “claims made” basis, that policy must be maintained in full force and effect for a period of 6 years.
1.7.	CERTIFICATES
(a)	The Contractor shall not commence work at the Site until a certificate in evidence of each insurance coverage required to be effected by the Contractor under the Contract has been provided to the Principal’s Representative.

(b)	The Contractor shall be responsible for compliance by all its subcontractors with the insurance requirements in the Contract and shall furnish certificates to the Principal’s Representative evidencing the required insurance for the subcontractors.

(c)	The Principal’s Representative’s approval or failure to disapprove insurance certificates furnished by the Contractor or its subcontractors shall not release the Contractor or its subcontractors from full responsibility for liability, damage and accidents set out in the Contract.

(d)	If at any time the required insurance policies referred to in this Appendix are not offered or should be cancelled, terminated or modified so that the insurance is not in full force and effect as required herein, the Principal may terminate the Contract for default or obtain insurance coverage equal to that required herein and recover costs therefore from the Contractor.

(e)	Certificates shall be made out to the Principal and delivered care of the Principal’s Representative.

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
(f)	Certificates shall be furnished to the Principal’s Representative promptly and must reflect both the endorsement provisions referred to in this Appendix and the additional interests, where applicable. Each certificate shall specify the date when such benefits and insurance expire. Where certificates are provided from non-registered PNG insurers, they are to be accompanied by the supporting exemption authority from the PNG Insurance Commissioner’s Office. The Contractor agrees that such benefits and insurance, as specified above, shall be provided and maintained until the entire work under the Contract has been completed and accepted by the Principal’s Representative. An original copy of each certificate shall be mailed or delivered to the Principal’s Representative.
1.8.	DAMAGE TO VEHICLES
In addition to the Contractor’s liability for property damage as set forth in the Contract, the Contractor shall also be responsible for any damage to its vehicles and the vehicles of its subcontractors, employees, and agents or representatives of the Contractor or subcontractors while the vehicles are parked or used on the Principal’s property and the Site.
1.9.	SPECIAL PROVISIONS OF INSURANCE POLICIES
The Motor Vehicle Related policies under Clause 1.1A, Third Party Liability Insurance under Clause 1.1.B and Contractor’s Plant and Equipment Insurance under Clause 1.3 shall:
(a)	provide that they may not be cancelled or the protection afforded thereby substantially changed without 30 days prior written notice to the Principal’s Representative;

(b)	be maintained in effect during the performance of work under the Contract until the date of completion of the work under the Contract;

(c)	name Lihir Gold Limited, the Principal, and their subsidiaries, associated and affiliated companies and their respective officers, directors and employees as insured;

(d)	contain endorsements waiving the insurer’s right to subrogation against Lihir Gold Limited, the Principal and their subsidiaries, associated, and affiliated companies, and their respective officers, directors and employees; and

(e)	contain endorsements stating that the Contractor’s coverage is primary to any coverage the Principal may elect to carry for its own account or for the Contractor and its subcontractors.
Any and all deductibles specified in such insurances provided by the Contractor shall be assumed by, and for the account of, and at the sole risk of the Contractor.

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
APPENDIX C — TRAINING AND LOCALISATION
1.	TRAINING AND LOCALISATION
The Principal is committed to the policy to maximize employment of qualified Papua New Guinea citizens, promote skill transfer through position training of PNG citizens and localize positions to the maximum extent practical.

The Contractor must ensure that preference for employment and training is given in the following order:
(a)	Lihirians;

(b)	New Irelanders;

(c)	All other Papua New Guineans.
The Contractor will be required to give first preference in hiring graduates of the Principal’s training program.
2.	CONTRACTOR, AND SUB-CONTRACTORS
The Contractor and its subcontractors shall establish training procedures to ensure the maximum practical participation of Papua New Guinea (PNG) citizens in the work, improve the job skills of PNG citizens employed, and as a minimum shall:
a)	Submit to the Principal within thirty (30) days of the signing of the Contract, the Contractor’s training program for PNG citizens.

b)	Comply with all applicable laws, regulations, and standards.

c)	Promptly comply with the Principal’s instructions or directions related to training of PNG citizens.

d)	The Contractor and its subcontractors shall fill entry-level positions from a pool of entry-level personnel nominated by the Principal.

e)	Provide where practical, for the continuity of employment and development of PNG citizens who have prior training related to work being performed.

f)	Appoint a training coordinator to monitor, facilitate, administer, record, and report training activities.

g)	Maintain employment records for each PNG citizen employee that reflects the employee’s training activities, for provision to the Principal.

h)	Report training achievements on a monthly basis to the Principal.

i)	Conduct on-job training for their employees.

j)	Conduct and or enrol their employees in off-job training where appropriate.

k)	Provide certification (as appropriate) to employees upon successful completion of on-job training and/or testing.

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
APPENDIX D: SAFETY POLICY
1.	PURPOSE
These site safety procedures have been prepared to:
1.	provide safe working conditions for all persons engaged on work under the Contract

2.	provide adequate protection for the job and all persons

3.	reduce losses from damage to equipment and property.
The purpose will be achieved by the implementation of the contents of the Principal’s Safety Policy and General Policies & Procedures and of all relevant PNG laws and statutory requirements as well as the other documents, which from time to time may be incorporated herein.

Copies of the LihirSafe Manual and the Principal Policies & Procedures Manual will be made available to the Contractor, before any work under the Contract is carried out.
2.	GENERAL RESPONSIBILITIES
1.	The Principal will provide leadership and direction to the Contractor and will enforce site safety in all project areas.

2.	The Contractor shall accept that the Principal will have the right to demand that safety and safe practices be employed and in the event of unsafe practices being used demand that these be corrected in a reasonable time. If corrections are not made the Principal may shut down the works without incurring extra costs or extension of time to complete the work under the Contract.

3.	The prime responsibility for safety and accident prevention for the Contract lies with the Contractor. Accident prevention and reduction of accident costs are as much a part of the job as labour, material and equipment.

4.	The Contractor shall administer the safety programme to achieve maximum employee and line management awareness and attention to safety. As well, the Contractor shall complete and lodge the various reports identified within this site safety plan. The Contractor shall attend as a minimum:
•	Joint Safety Committee meetings

•	‘Toolbox’ Safety meetings

•	Other meetings or reviews called by the Principal.
3.	CONTRACTOR RESPONSIBILITIES
3.1.	GENERAL
1.	The accident record of an organization is only as good as its management makes it. The Principal will have overall responsibility for ensuring the effectiveness of the safety program for the work under the Contract but all Contractors have a direct responsibility to implement the safety plan in their area of responsibility.

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
2.	The Contractor shall be accountable for the development of safe standards of work in its area of responsibility.

3.	It is expected that the Joint Safety Council will develop coordination of safety standards and accident procedures for work under the Contract.

4.	The Contractor shall ensure that each employee is familiar with the standards and rules. All employees will be inducted in the site safety plan and standards upon commencement of their employment. The Contractor when allocating work to employees, shall outline:
•	the particular safety rules to be followed and safety equipment to be used

•	the reason and purpose for the safety rule

•	the job hazards and how to avoid them.
3.2.	NEW EMPLOYEE SAFETY INDUCTION PROGRAMME
1.	The Principal has established on Site a Central Training Facility that shall provide amongst other things, a general site induction for all new employees on the Site.

2.	This induction shall be a mandatory requirement for all new employees and visitors to the site other than for day or overnight visitors.

3.	The nominated representative of the Principal shall conduct the induction programme over a period of approximately four (4) hours, which shall include employee registration, photographs and issue of ID badges.

4.	The employee’s induction shall include the distribution of the safety manual, and employees shall be informed of:

•	their responsibility to abide by all safety rules and standards

•	the responsibility of all supervisors for their employees safety

•	the need to use all protective devices and protective clothing

•	the availability of medical/first aid and facilities

•	The need to report hazards.
3.3.	PERSONAL PROTECTION
The Contractor shall provide, at Contractor’s cost, all personal protection equipment defined in the regulations. The Contractor shall ensure that this equipment is worn in the defined areas.
3.4.	EMPLOYEE SAFETY AWARENESS
The Contractor shall make certain that the correct equipment is used by its employees and sub-contractors and is designed and maintained to be as free of accident hazards as is practical. However, it is important that employees are properly trained to recognize accident-producing situations and to avoid or control them.

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
3.5.	EMERGENCIES
Prior to the commencement of the work, the Contractor shall have a suitable written plan to handle emergency situations that may arise on the job site. This plan shall be posted in the work place and shall address the following as a minimum:
•	safe shutdown of all work activities;

•	detailed instructions for notification of the proper authorities (including phone numbers, locations, and the like)

•	listing of the individuals responsible to organize and control the emergency conditions;

•	communication plan to ensure all the site personnel is aware of their correct response to an emergency.
3.6.	WORK UNDER THE CONTRACT ELIMINATION OF UNSAFE CONDITIONS
1.	It is important that the Contractor’s managers and supervisors set a good example by the prompt elimination of all unsafe conditions. All employees shall be encouraged to report hazards in their work place.

2.	The wide diversification of work and labour components will require supervising personnel to be well aware of safety measures. In effect, each supervisor shall necessarily become a practicing Safety Officer and be responsible for eliminating hazards in his area of responsibility.

3.	From time to time as considered necessary by the Principal, Hazard Reports may be issued to advise the Contractor of any matters that could be potentially unsafe.

4.	The Contractor is required to inform its employees and the employees of the subcontractors of the contents of any such Hazard Report. Full compliance with the terms of any Hazard Report is mandatory.
3.7.	MEDICAL AND FIRST AID
1.	A medical centre has been established by the Principal on Site for the treatment of all Site personnel.

2.	In addition, Contractor shall provide and maintain a basic first aid kit for each work site and for each work party in accordance with its contractual obligations and with the requirements of relevant PNG laws and regulations.
This first aid kit shall be:
•	kept under the charge of a certified first aide nominated by the Contractor who has been advised to all employees of the Contractor;

•	kept secure and apart from other items and distinctively marked;

•	replenished as and when items become defective or exhausted;
3.8.	ACCIDENT REPORT AND INJURY RECORDS
The Contractor shall report to the Principal’s Representative as soon as practicable all accidents, incidents or occurrences resulting in unplanned spillages having environmental consequences, personal injuries or damage to property, arising out of or during the course of operations of the Contractor or subcontractors of the Contractor, and when requested

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
shall furnish the Principal’s Representative with a copy of all reports made by the Contractor to the Contractor’s insurer
1.	Every employee engaged on work under the Contract must receive first aid for every injury, no matter how trivial. Each treatment will be recorded on the Principal’s Incident Report Form and the original copy forwarded to the Principal.

1.	The Contractor shall investigate all accidents or near misses with help from the Principal and a report prepared.

2.	A review of these reports shall indicate areas that are either unsafe or where unsafe acts are being performed. The Contractor shall implement corrective action.

3.	Where a fatal, serious or potentially serious accident occurs no person shall, except with the consent of the Principal or an Industrial Safety Officer or for the purpose of:
•	saving human life

•	relieving human suffering

•	rendering the site safe,
move, interfere with or destroy any article or thing at the place of, or connected with, the accident.
Note: An Industrial Safety Officer is defined as a person appointed to be an Industrial Safety Officer pursuant to the PNG Industrial Safety, Health and Welfare Act.

The Contractor shall comply with all mandatory and statutory requirements regarding the reporting of accidents.
3.9.	MONTHLY ACCIDENTS REPORTS
1.	Contractor shall maintain and provide a report to the Principal by the third day of the month covering the previous month with the following information:

2.	total number of man-hours worked including subcontractors employed on the work under the Contract as reported in the progress summary;

3.	total number and relevant details of lost-time injuries;

4.	total lost time for the month including any cases carried over from previous month(s);

5.	Details of any potentially serious accidents or incidents even if not involving lost time injury.
3.10.	SIX MONTHLY REPORT
1.	The Contractor shall maintain the information necessary for the compilation of accident frequency rates, accident severity rates and accident mean duration rates in accordance with the Australian Standard 1885 relative to the class of work being performed by such employees.

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
2.	The Contractor shall be responsible to comply with all other reporting requirements of the PNG government.
4.	JOINT SAFETY COMMITTEE
1.	The Joint Safety Committee shall comprise senior representatives from the Principal’s team and the Contractor, and, if required, representatives of subcontractors.

2.	In keeping with the objective of having top management leadership, the most senior representative available shall represent the Contractor at committee meetings. Meetings will be chaired by the Principal.

3.	The Contractor’s nominated representative and their safety officer shall attend each committee meeting. The Principal will convene the committee meetings, which will be held on a monthly basis.

4.	The agenda will be prepared by the Principal and will include the following items:
•	review of disabling injuries and damage reports to equipment, and near misses for the period;

•	review of statistical analysis.
5.	‘TOOLBOX’ SAFETY MEETING
In addition to the induction programme pursuant to Clause 3.2, the Contractor shall hold safety meetings every week with its employees and report to the Principal via minutes kept of this meeting.
6.	SPECIALISED SAFETY PROCEDURES
The Contractor will be required to demonstrate that it is familiar with PNG Government Acts and how it will comply with those requirements relating to covering their plant and equipment and employees in the execution of the Contract.
6.1.	CONTRACTOR’S EQUIPMENT
All equipment such as rigging gear, scaffolding, electrical, ladders, abrasive blasting and explosive power tools used shall comply with government regulations and/or safe practices. The Principal has authority to instruct the removal of any dangerous or faulty equipment from the work under the Contract.
6.2.	PLANT AND EQUIPMENT
If plant or equipment has any danger tags or other indication intended to warn workers not to start plant, machinery or electrical equipment, then they must not be used or started unless authorized by an approved person.

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
6.3.	WORK SITES
1.	If it is necessary to provide protection around a work area, the protection should be in the form of temporary handrails that conform to standard heights and spacing. A slack rope is not acceptable as a means of isolating a work site.

2.	Appropriate warning notices must be erected. This applies particularly to work being carried out above or below ground level. Government regulations must be applied during all excavations.
6.4.	EXPLOSIVES
(Deleted)
6.5.	ROAD SAFETY
All drivers must hold a current license for all types of vehicles and machinery that they are to drive. Drivers shall be reminded frequently of the necessity to drive with due care and attention, both within and outside the Site. Speed limits, road signs and good driving practices must be observed at all times. Breaches shall be dealt with by strict disciplinary measures.

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
APPENDIX E: ENVIRONMENTAL REQUIREMENTS — LIHIR PROJECT
1.	LEGISLATION AND CONTRACTS
The Contractor shall carry out all activities in compliance with:
•	Papua New Guinea (PNG) Legislation and Government requirements;

•	Principal’s Environmental Management System, as well as management plans and contracts prepared by the Principal.
This includes:
•	The PNG Environmental Planning Act

•	The PNG Water Resources Act

•	The Environmental Plan and Environmental Management Reports prepared by the Principal and conditions of approval as set out by the PNG Government.
2.	REQUIREMENTS OF ALL CONTRACTORS AND STAFF
2.1.	PERSONNEL
All personnel entering the Site shall attend an Induction Course conducted by the Principal, which will include environmental requirements, sound work practices and waste management, and a review of the Principal’s Environmental Management System. An environmental handbook will be issued to each employee and must be followed by the employee while on the Site.
2.2.	PRESERVATION AND CLEAN UP OF SITE
In conducting the work under the Contract the Contractor will:
•	minimize damage to flora and fauna;

•	drive only on roadways approved by the Principal;

•	clean up various work sites and stockpile areas including removal of surplus material, disposal of refuse, decommissioning of temporary facilities and restoring sites as directed by the Principal.

•	monitor pollution to ensure compliance in their area of responsibility. Overall monitoring of pollution for the entire site will be carried out by the Principal.
If the Contractor, after due notice from the Principal fails to remediate a pollution event, the Principal may conduct or commission the remediation and the costs thereof shall be due and payable by the Contractor to the Principal.
2.3.	NATIVE PLANTS AND ANIMALS
The possession of any domestic or native animals at the camp or work sites is prohibited. Hunting, disturbing, capturing, taking or destroying native plants or animals within the camp work sites or adjacent areas is prohibited. Relocation of disturbed flora or fauna will be directed and approved by the Principal.

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
2.4.	RELICS, FOSSILS AND ARTEFACTS
Relics, fossils and artefacts shall not be destroyed, damaged, defaced or removed without the prior approval of the Principal. The discovery of any relics, fossils or artefacts shall be reported to the Principal. All fossils, artefacts or objects of antique or of anthropological interest or value, which may be found, shall be immediately handed over to the custody of the Principal. They shall remain the property of the local landowner and/or the Papua New Guinea Government.
2.5.	DISRUPTION TO VILLAGE LIFE
To avoid disruption to traditional village life, the Contractor shall ensure that contact between the non-Lihirian and local population is minimized. The Contractor shall adhere to all site rules and camp conditions as directed by the Principal.
3.	REQUIREMENTS FOR SPECIFIC ACTIVITIES
In addition to the above general requirements, specific requirements are demanded of the Contractor relating to:
•	the disturbance of vegetation, soils or watercourses

•	the creation of dust or noise above background levels

•	the use of fuels, oils, hazardous or toxic chemicals

•	the creation of wastes of any kind

•	the involvement with the operation of a seagoing vessel
The requirements for these activities are summarized in the following sections and detailed in the various environmental management reports for the Site.
3.1.	REHABILITATION, EROSION AND SEDIMENTATION CONTROL
The Contractor shall abide by the requirements for procedures as set out in the Rehabilitation, Sediment and Dust Control Program for the Site. This includes procedures for:
•	vegetation clearing

•	topsoil stripping and stockpiling

•	spoil stockpile management

•	design and construction of access tracks and major roads

•	cleared site management

•	extractions within watercourses

•	quarries

•	revegetation

•	power-line construction

•	pipeline installation

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
3.2.	DUST MITIGATION
All activities generating dust (e.g. land clearing, soil moving, drilling and blasting, crushing and screening, vehicle movements, burning) shall abide by the requirements and performance criteria of the Dust Suppression Program as set out in Chapter Nine of the Rehabilitation, Sediment and Dust Control Program prepared for the Site. Neither respirable particulate or dust fallout may exceed the limits nominated in the environmental management reports. Necessary dust mitigation measures may include:
•	watering dusty roads, stockpiles and bare areas

•	using water mists, screening or collecting dust at crushing plants and other fixed sites

•	adhering to speed limits on roads

•	covering trucks while in transit
Waste oil must not be used as a dust suppressant.
3.3.	CHEMICAL MANAGEMENT
The ordering procedure, storage, and usage of all oils, fuels, pesticides, toxic chemicals and paints and any other hazardous or dangerous materials shall be in compliance with the Chemical Management Program prepared for the Site. No person shall deliver or receive any consignment of the above-mentioned goods to the Island without approval from the Principal. The Contractor or its subcontractor as appropriate shall also:
•	prepare and implement a Spill Control and Prevention Plan (SCPP) from the Principal’s Generic SCPP;

•	prepare and implement whenever necessary a Spill Response Plan (SRP);

•	nominate a representative responsible for coordinating the SCPP and SRP;

•	forward copies of new MSDS’s (Materials’ Safety Data Sheets) to the Principal;

•	maintain a set of relevant MSDS’s for storage area and/or point of use;

•	remove from the Site any unused or waste chemical;

•	provide and document training;

•	provide sufficient spill control equipment.
Use of chlorinated hydrocarbons other than in aerosol containers is not permitted without prior approval from the Principal. Oils, fuels, toxic chemicals and paints shall be stored in bunded or approved demarcation areas in accordance with the appropriate standards and regulations. Unused oils generated shall be collected in drums and disposed of in a manner approved by the Principal. All loading and unloading connections to fuel tanks shall be capable of being locked in the OFF position. Fuel dispensing nozzles shall be self-closing.

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
Equipment using or storing fuel shall be routinely inspected by the Contractor for leaks and unsafe conditions.

Storm water runoff from fuel storage and transfer operation areas shall be intercepted and drain to an oil-retaining sump. Accumulated oil shall be removed and disposed in a manner approved by the Principal.

All Contractor’s must report all fuel or hazardous substances spill greater than 25 litres to the Principal. Smaller spills of particularly hazardous chemicals must also be reported. All steps shall be taken to clean up the spilled material, depending on the type and quantity as directed by the Principal or in accordance with the Contractor’s Spill Response Plan.

Land-based equipment shall not be refuelled, maintained or repaired in or immediately adjacent to water bodies.
3.4.	WASTE MANAGEMENT
In all aspects of design, construction and operation, the Contractor will abide by the principles and procedures set out in the Waste Management Program for the Site. This applies to wastes from activity sites including catering, grease traps, kitchens, medical facilities, landscaping, scrubber plants, offices, and laboratories.

Requirements for disposal of wastes including contaminated soil, scrap metal, spent solvents and oils, wood and timber, plastics, used filters/barriers, tyres, concrete, paints, equipment and glass will be followed as set out in the Waste Management Program for the Site.

The Principal will establish and manage a contractor’s surplus materials compound. This will be available to the Contractor to recycle approved surplus materials and shall operate as a salvage yard.

The Contractor’s waste materials shall be disposed of in a manner approved by the Principal.
3.5.	NOISE MITIGATION
The Contractor will be made aware of noise-sensitive locations (e.g. residences at Londolovit, Putput and Kunaie). The Contractor must make every effort to minimize noise emissions near these sensitive locations.

Construction and operating noise pollution shall be kept to a reasonable practical minimum below the equivalent eight-hour dose of 85-dB (A). Where this is not practical, protection for personnel or soundproofing shall be implemented after receipt of approval from the Principal.

Periodic monitoring will be conducted by the Principal to ensure that the Contractor complies with the noise mitigation requirements.

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
APPENDIX F: COMMUNITY RELATIONS POLICY
PROCEDURES AND REGULATIONS REGARDING VISITS TO LIHIRIAN VILLAGES AND USE OF CUSTOMARY LAND FOR RECREATIONAL PURPOSES BY CONTRACTORS, CONTRACTOR’S EMPLOYEES, SUB-CONTRACTORS OR AGENTS.
1.	INTRODUCTION
The work under Lihir Gold Project has impacted on 3% of the total landmass of Lihir Island. This area is covered by a Special Mining Lease, Leases for Mining Purposes, Mining Leases and Mining Easements provided for under the Mining Act of PNG.

The Lihirian people own the balance of the land under Customary Law.
2.	REGULATIONS
The permission of the Principal’s Representative must be obtained before any Contractor’s personnel visit a Lihirian village or land outside the Principal’s lease areas.
2.1.	THE FOLLOWING SHALL APPLY TO THE CONTRACTOR OR HIS PERSONNEL:
•	You will also need to seek the permission of the relevant community leader or landowner of the area you wish to visit. If visiting at the invitation of a Lihirian person, try and make sure that person has the customary authority to extend an invitation. Community Relations may be able to assist in this regard.

•	Make sure the area you wish to visit is not a customary Sacred Site area and therefore one where it would be inadvisable to visit. An Information Paper outlining the definition and location of almost all-Sacred Sites on Lihir and outlying islands is available from Community Relations on request. Similar remarks apply to areas of land and small patches of sea where a customary Gor Gor may be in use for one reason or another. Community Relations Department has available an Information Paper on this subject as well, which is also available on request.

•	Above all, remember you are a visitor to these islands and Lihirian people expect you to apply the same principles of politeness and respect that you would expect from them should they visit your village, land, or country.
2.2.	INFORMATION PAPER REGARDING SACRED SITES ON LIHIR
Introduction:

The Principal’s Community Relations as a guide to the Principal’s project employees and contractors have prepared this information paper on sacred sites on Lihir.

It is important to identify traditional sacred sites on Lihir in order for employees to observe them and avoid landowner frustrations if they are disrupted or entered without authority.

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
Employees who take time off for a swim, picnic or spend some hours during their free time on beaches on Lihir must abide by the project rules, understand Lihirian behaviour and able to know and identify the traditional taboo sign and identify sacred sites and public areas.

Going out to villages in groups for a swim or for a picnic is not a problem to the communities. The locals understand and appreciate that employees need to take some time off to relax and enjoy a few hours of fun. It is a pride to the villagers when people come to spend time fishing, swimming and relaxing at a location next to their village. They develop a feeling that you enjoy the site and appreciate going there.

The Community Relations Office has identified various sites designated sacred by landowners. These sacred sites are prohibited areas that must be strictly observed. More details of these sites are explained hereunder.
2.3.	SACRED SITES
A sacred site is a broad description of minor areas, either stones, beaches reefs, creeks, hausboi areas, etc. In this context, we will concentrate on sacred sites on the coastline of Lihir. These include beaches; traditional fishing grounds (mok), trees, hausboi, hausboi stone walls, graves or burial grounds and newly established sacred sites recognized by Lihir custom.

Some sacred sites look attractive and may be good fishing, swimming and picnic sites for employees. The Principal’s Community Relations recognizes that it is important to identify sacred sites in order to warn employees so they can strictly observe and keep away from these locations. No public gathering, fishing and swimming is to take place at these sacred sites.

Most sacred areas on Lihir are restricted and only men are allowed to enter. Failure to observe the customary taboo would result in a fine where the offender would have to pay shell money to the landowners. With serious cases, he or she would have to present a pig to the owner of any sacred site that is disturbed.
2.4.	TRADITIONAL SIGNS OF SACRED SITES
Landowners indicate the sacredness of the area with a traditional taboo sign frequently symbolized by the gor gor plant. The gor gor is placed on stones, tree branches at the beachfront and bamboo and tree poles pegged on the reef next to the hausboi or village.

Other sacred sites on Lihir do not have the taboo (gor gor) sign as it is traditionally observed by landowners from one generation to the next generation. Therefore, it is best that visitors to village seek information from landowners prior to entering the area.
2.5.	PRECAUTIONS
•	Before going out to any village for a swim, picnic or for a village tour, it is proper to seek permission from the community leaders and landowners of the adjacent villages. A Lihirian guide is needed to avoid landowner suspicions. The Principal Community Relations staff are available to assist in matters relating to obtaining community approval.

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
•	Please question landowners or your guide to see if it is okay for your group to walk on the beach, swim or spend some hours at the beach. Also question your guide or landowners on whether women are allowed at that particular beach or area. Trees, stones, stone walls, sand and fish and other marine resources located at sacred sites are considered as sacred objects of the particular site. Your local guide will identify these sacred sites.

•	Note that a woman is not allowed to enter a hausboi on Lihir unless she is from the immediate clan; sub clan or family that owns the hausboi. The beach front at the Lihirian hausboi have been reserved as sacred areas.
Here are certain areas (beaches) in the project lease areas where employees can go for a swim without causing any disturbance to the locals. Refer to map where they are highlighted.
•	From Lakunbut bay to Londolovit wharf.

•	Kapit beach — after the village has been relocated.

•	Sanabiet beach (Malie Is).

•	Lakakot Plantation — with approval from the resort owner.
Permission to go to other locations on Lihir will have to be approved by the local resident landowners. Requests to go for a swim or picnic at a location next to a village must be arranged through the Principal Community Relations Manager, who should also be notified if visits are arranged at the invitation of Lihirian workers.
2.6.	SOME OF THE BEST SWIMMING AND PICNIC SITES ARE LISTED HEREUNDER:
Sanabiet Island on Malie is a good picnic and swimming location for project employees. The community has given approval for project personnel to use part of the beach. Visitors must stay within the designated area and respect the privacy of the villagers.

Malie is an island community where the residents take precautions in utilizing all their resources. Coconut palms, pandanus, trees, stones, and logs on the beachfront are very useful to the landowners. Do not fell trees and branches. A seedling or medium plant at Sanabiet and Malie has a very useful purpose to the landowners.

Pekian Water Front at the mouth of Aostalam creek between Zuen and Lienbel is a suitable location because it is away from the main villages of Zuen and Lienbel.

The Aostolam creek is considered sacred by the landowners. It is believed that Tonglou; the Nissal clan maselai inhabits certain places to which clan members have a feeling of attachment or identity. The river, reef, stones, caves, cliffs, trees and the bay are the clans sacred objects. Discourage large groups gathering at the location and reduce to groups of less than six people at a time. Do not play games nor cause other disturbance because your actions may upset the landowners. The location is intended for those who would like to relax, swim and enjoy some hours of their time at this remote location. A Sunday visit to the site is recommended because that is when villagers are occupied with church services and sports.

Please respect everything at the location, the Lihir customs and traditions, women, men and children, property, sacred sites and do not use abusive language to residents and landowners.

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
APPENDIX G: PAYMENT SCHEDULE
PAYMENT SCHEDULE
The Contractor may apply for, and be entitled to, certification for stage payments upon the following milestones:

EVENT OR MILESTONE	PAYMENT
Upon Practical Completion of Separable Portion 1.	The rate given in the Schedule of Rates for Separable Portion 1 when adjusted in accordance with the Contract Conditions, less any payments previously certified for the Separable Portion.

Upon satisfactory completion of the first well and subsequent wells.	The rates given in the Schedule of Rates multiplied by the applicable certified quantities for work carried out and consumables used when adjusted in accordance with the Contract Conditions, less any payments previously certified.

Upon Practical Completion of Separable Portion 2.	The rate given in the Schedule of Rates for Separable Portion 2 when adjusted in accordance with the Contract Conditions, less any payments previously certified for the Separable Portion.
For the removal of doubt, the Principal will withhold an amount equal to the as-current rate of foreign contractor’s withholding tax payable in Papua New Guinea (which is presently 12%) from all payments made under this Contract.

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
APPENDIX H:
DATES, PERIODS, LIQUIDATED DAMAGES AND BONUSES
CONTRACT KEY DURATION’S

		CONTRACTOR
		DURATION
ITEM	DESCRIPTION	(DAYS)
1.	Mobilisation to date of Spudding first well (Separable Portion 1)	the number of days to 10 September 2007 (the agreed date of Spudding the first well)

2.	At rig release, rig down, move to next well, rig up, and ready to spud.	3

3.	Demobilisation from rig release on last well, clean up and remove all Constructional Plant from Lihir (Separable Portion 2).	21

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
APPENDIX H: DATES, PERIODS, LIQUIDATED DAMAGES AND BONUSES

Separable		Period for
Portion and		calculating Due
Item	Earliest Date of Possession of	Date of
Number	Site or portion of Site.	Completion	Bonuses	Liquidated Damages
1	At Date of Acceptance of Tender or a later date, as advised by the Principal’s Representative.	the number of days to 10 September 2007 (the agreed date of Spudding the first well)

Work under the Contract	After Practical Completion of Separable Portion 1 and then drill/ core 5 geothermal exploration wells	180 days

2	On Rig Release from the last well.	21 days

LIHIR GOLD LIMITED Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part II: Annexure B — Appendix to Special Conditions
APPENDIX I: SCHEDULE OF RATES
When completed, and the tender is accepted, the relevant parts of Part V : Form of Tender shall be attached and form part of this Appendix.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract

CONTENTS

1. CONSTRUCTION OF CONTRACT	6

2. INTERPRETATION	6

3. NATURE OF CONTRACT	9

3.1. Performance and Payment	9
3.2. Quantities	9
3.3. Adjustment for Actual Quantities—Schedule of Rates	10

4. BILL OF QUANTITIES	10

4.1. Purpose of the Bill of Quantities	10
4.2. Pricing and Lodgement	10
4.3. Errors in Pricing	11
4.4. Errors in Bills of Quantities	11

5. SECURITY, RETENTION MONEYS AND PERFORMANCE UNDERTAKINGS	12

5.1. Purpose	12
5.2. Provision of Security	12
5.3. Form of Security	12
5.4. Time for Lodgement of Securities	12
5.5. Recourse to Retention Moneys and Conversion of Security	12
5.6. Substitution of Security for Retention Moneys	13
5.7.* Reduction of Security and Retention Moneys	13
5.8. Release of Security	13
5.9. Interest on Security and Retention Moneys	13
5.10. Deed of Guarantee, undertaking and Substitution	14

6. EVIDENCE OF CONTRACT	14

6.1. Contract in Absence of Formal Instrument of Agreement	14
6.2. Formal Instrument of Agreement	14

7. SERVICE OF NOTICES	15

8. CONTRACT DOCUMENTS	15

8.1. Discrepancies	15
8.2. Dimensions	15
8.3. Supply of Documents by Principal	16
8.4. Supply of Documents by Contractor	16
8.5. Availability of Documents	17
8.6. Confidential Information	17
8.7. Media Releases	17

9. ASSIGNMENT AND SUBCONTRACTING	17

9.1. Assignment	17
9.2. Subcontracting	17
9.3. Contractor’s Responsibility	18

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract

10. SELECTED AND NOMINATED SUBCONTRACTORS	18

10.1. Definitions	18
10.2. Selected Subcontract	19
10.3. Nominated Subcontract	19
10.4. Provisions Applying Generally to Selected and Nominated Subcontract Work	20
10.5.* Direct Payment of Nominated Subcontractor	21
10.6. Termination of Nominated Subcontract	21

11. PROVISIONAL SUMS	21

12. LATENT CONDITIONS	22

12.1. Definition	22
12.2. Notification	22
12.3. Extension of Time and Cost	23
12.4. Time Bar	23

13. PATENTS, COPYRIGHT AND OTHER INTELLECTUAL PROPERTY RIGHTS	23

14. STATUTORY REQUIREMENTS	24

14.1. Complying with Statutory Requirements	24
14.2. Payment Where There is No Variation	24
14.3. Notices and Fees	25
14.4. Documents Evidencing Approvals of Authorities	25

15. PROTECTION OF PEOPLE AND PROPERTY	25

16. CARE OF THE WORK AND REINSTATEMENT OF DAMAGE	26

16.1. Care of the Work Under the Contract	26
16.2. Reinstatement	26
16.3. Excepted Risks	26

17. DAMAGE TO PERSONS AND PROPERTY OTHER THAN THE WORKS	27

17.1. Indemnity by Contractor	27
17.2. Indemnity by the Principal	28

18. INSURANCE OF THE WORKS	28

19. PUBLIC LIABILITY INSURANCE	29

20. INSURANCE OF EMPLOYEES	29

21. INSPECTION AND PROVISIONS OF INSURANCE POLICIES	30

21.1. Proof of Insurance	30
21.2. Failure to Produce Proof of Insurance	30
21.3. Notices from or to the Insurer	30
21.4. Notices of Potential Claims	31
21.5. Settlement of Claims	31
21.6. Cross Liability	31

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract

22. CLERK OF WORKS AND INSPECTORS	31

23. SUPERINTENDENT	32

24. SUPERINTENDENT’S REPRESENTATIVE	32

25. CONTRACTOR’S REPRESENTATIVE	32

26. CONTROL OF CONTRACTOR’S EMPLOYEES AND SUBCONTRACTORS	33

27. SITE	33

27.1. Possession of Site	33
27.2. Access for the Principal and Others	34
27.3. Delivery of Materials to and Work on Site Before Possession	34
27.4. Use of Site by Contractor	34
27.5. Finding of Minerals, Fossils and Relics	34

28. SETTING OUT THE WORKS	35

28.1. Setting Out	35
28.2. Care of Survey Marks	35
28.3. Errors in Setting Out	35
28.4. Survey Mark Defined	35

29. MATERIALS, LABOUR AND CONSTRUCTIONAL PLANT	36

29.1. Provision of Materials, Labour and Constructional Plant	36
29.2. Removal of Materials and Constructional Plant	36
29.3. Manufacture and Supply of Materials	36

30. MATERIALS AND WORK	36

30.1. Quality of Materials and Work	36
30.2.* Quality Assurance	36
30.3. Defective Materials or Work	37
30.4. Variations due to Defective Materials or Work	37
30.5. Acceptance of Defective Material or Work	37
30.6. Generally	38

31. EXAMINATION AND TESTING	38

31.1. Superintendent May Order Tests	38
31.2. Covering Up of Work	38
31.3. Who Conducts Tests	38
31.4. Notice of Tests	39
31.5. Procedure if Tests Delayed	39
31.6. Results of Tests	39
31.7. Costs of Testing	39
31.8. Access for Testing	39

32. WORKING HOURS	40

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract

33. PROGRESS AND PROGRAMMING OF THE WORKS	40

33.1. Rate of Progress	40
33.2. Construction Program	40

34. SUSPENSION OF THE WORKS	41

34.1. Suspension by Superintendent	41
34.2. Suspension by Contractor	41
34.3. Recommencement of Work	41
34.4. Cost of Suspension	42
34.5. Effect of Suspension	42

35. TIMES FOR COMMENCEMENT AND PRACTICAL COMPLETION	42

35.1. Time for Commencement of Work on the Site	42
35.2. Time for Practical Completion	42
35.3. Separable Portions	42
35.4. Use of Partly Completed Works	43
35.5. Extension of Time for Practical Completion	43
35.6. Liquidated Damages for Delay in Reaching Practical Completion	45
35.7.* Limit on Liquidated Damages	45
35.8.* Bonus for Early Practical Completion	46

36. DELAY OR DISRUPTION COSTS	46

37. DEFECTS LIABILITY	46

38. CLEANING UP	47

39. URGENT PROTECTION	47

40. VARIATIONS	47

40.1. Variations to the Work	47
40.2. Proposed Variations	48
40.3. Pricing the Variation	48
40.4. Variations for the Convenience of the Contractor	48
40.5. Valuation	49

41. DAYWORK	50

42. CERTIFICATES AND PAYMENTS	50

42.1. Payment Claims, Certificates, Calculations and Time for Payment	50
42.2. Correction of Payment Certificates	52
42.3. Retention Moneys	52
42.4. Unfixed Plant and Materials	52
42.5. Certificate of Practical Completion	53
42.6. Effect of Certificates	53
42.7. Final Payment Claim	53
42.8. Final Certificate	53
42.9. Interest on Overdue Payments	54

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract

2.10. Set Offs by the Principal	54
42.11. Recourse for Unpaid Moneys	54

43. PAYMENT OF WORKERS AND SUBCONTRACTORS	55

44. DEFAULT OR INSOLVENCY	56

44.1. Preservation of Other Rights	56
44.2. Default by the Contractor	56
44.3. Requirements of a Notice by the Principal to Show Cause	56
44.4. Rights of the Principal	57
44.5. Procedure when the Principal Takes Over Work	57
44.6. Adjustment on Completion of the Work Taken Out of the Hands of the Contractor	58
44.7. Default of the Principal	58
44.8. Requirements of a Notice by the Contractor to Show Cause	59
44.9. Rights of the Contractor	59
44.10. Rights of the Parties on Termination	59
44.11. Insolvency	59

45. *TERMINATION BY FRUSTRATION	60

46. TIME FOR NOTIFICATION OF CLAIMS	61

46.1. Contractor’s Prescribed Notice	61
46.2. Time for Disputing Superintendent’s Direction	62

47. DISPUTE RESOLUTION	62

47.1. Notice of Dispute	62
47.2. Further Steps Required Before Proceedings	62
47.3. Arbitration	63
47.4. Summary or Urgent Reliefs	63

48. WAIVER OF CONDITIONS	64

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
STANDARDS AUSTRALIA
Australian Standard
General conditions of contract
NOTE: Clauses prefixed by an asterisk can be omitted without making consequential amendments.
1.	CONSTRUCTION OF CONTRACT

The law governing the Contract, its interpretation, any agreement to arbitrate and the conduct of any arbitration or litigation, is the law of the State or Territory stated in the Annexure.

Unless otherwise provided, prices are in Australian currency and payments shall be made in Australian currency at the place stated in the Annexure.

Communications between the Principal, the Superintendent and the Contractor shall be in the English language.

Measurements of physical quantities shall be in Australian legal units of measurement within the meaning of the National Measurement Act 1960, as amended from time to time.

Where provisions in the General Conditions of Contract are expressed to be alternatives and the Contract fails to state which alternative applies, the first alternative shall apply.

2.	INTERPRETATION

In the Contract, except where the context otherwise requires—

“Bill of Quantities” means a document named therein as a Bill of Quantities issued to tenderers by or on behalf of the Principal, stating estimated quantities of work to be carried out;

“Constructional Plant” means appliances and things used in the execution of the work under the Contract but not forming part of the Works;

“Contract” means the agreement between the Principal and the Contractor;

“Contract Sum” means
(a)	where the Principal accepted a lump sum, the lump sum;

(b)	where the Principal accepted rates, the sum ascertained by calculating the products of the rates and the corresponding quantities in the Bill of Quantities or Schedule of Rates;

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
(c)	where the Principal accepted a lump sum and rates, the aggregate of the sums referred to in paragraphs (a) and (b), including provisional sums but excluding any additions or deductions which may be required to be made under the Contract;
“Contractor” means the person bound to execute the work under the Contract;
“Date of Acceptance of Tender” means the date which appears on the notice in writing of acceptance of the tender;
“Date for Practical Completion” means—
(a)	where the Annexure provides a date for Practical Completion, the date;

(b)	where the Annexure provides a period of time for Practical Completion, the last day of the period, but if any extension of time for Practical Completion is granted by the Superintendent or allowed in any arbitration or litigation, it means the date resulting therefrom;
“Date of Practical Completion” means—
(a)	the date certified by the Superintendent in a Certificate of Practical Completion issued pursuant to Clause 42.5, to be the date upon which Practical Completion was reached; or

(b)	where another date is determined in any arbitration or litigation as the date upon which Practical Completion was reached, that other date;
“day” means calendar day;
“Drawings” means the drawings referred to in the Contract and any modification of such drawings notified to the Contractor by the Superintendent and includes such other drawings as may from time to time be supplied to the Contractor by the Superintendent, or the use of which has been permitted by the Superintendent, for the purposes of the Contract;
“month” means calendar month;
“person” includes a firm or body corporate or unincorporate or an individual;
“Practical Completion” is that stage in the execution of the work under the Contract when—
(a)	the Works are complete except for minor omissions and minor defects—
(i)	which do not prevent the Works from being reasonably capable of being used for their intended purpose; and

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
(ii)	which the Superintendent determines the Contractor has reasonable grounds for not promptly rectifying; and

(iii)	rectification of which will not prejudice the convenient use of the Works; and
(b)	those tests which are required by the Contract to be carried out and passed before the Works reach Practical Completion have been carried out and passed; and

(c)	documents and other information required under the Contract which, in the opinion of the Superintendent, are essential for the use, operation and maintenance of the Works have been supplied;
“Priced Bill of Quantities” means the Bill of Quantities priced and lodged by the Contractor with the Superintendent and corrected where necessary from time to time under Clause 4.3;
“Principal” means the Principal stated in the Annexure;
“provisional sum” includes monetary sum, contingency sum and prime cost item;
“Schedule of Rates” means any schedule included in the Contract which, in respect of any section or item of work to be carried out, shows the rate or respective rates of payment for the execution of that work and which may also include lump sums, provisional sums, other sums, quantities and prices;
“Separable Portion” means a portion of the work under the Contract described in the Contract as a Separable Portion or which the Superintendent has determined pursuant to Clause 35.4 shall be a Separable Portion;
“Site” means the lands and other places to be made available and any other lands and places made available to the Contractor by the Principal for the purpose of the Contract;
“Specification” means the specification referred to in the Contract and any modification of such specification thereafter directed or the use of which has been permitted by the Superintendent pursuant to powers contained in the Contract;
“Superintendent” means the person stated in the Annexure as the Superintendent or other person from time to time appointed in writing by the Principal to be the Superintendent and notified as such in writing to the Contractor by the Principal and, so far as concerns the functions exercisable by a Superintendent’s Representative, includes a Superintendent’s Representative;
“Superintendent’s Representative” means a person appointed in writing by the Superintendent under Clause 24;
“Temporary Works” means works used in the execution of the work under the Contract but not forming part of the Works;

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
“work under the Contract” means the work which the Contractor is or may be required to execute under the Contract and includes variations, remedial work, Constructional Plant and Temporary Works;
“Works” means the whole of the work to be executed in accordance with the Contract, including variations provided for by the Contract, which by the Contract is to be handed over to the Principal.
NOTE: In addition to these definitions, some terms, specific to a clause, are defined in that Clause. Refer to the Index.
The clause headings and sub-clause headings in the General Conditions of Contract shall not form part of the General Conditions of Contract and shall not be used in the interpretation of the Contract.
Words in the singular include the plural and words in the plural include the singular, according to the requirements of the context
Words importing a gender include every gender.
3.	NATURE OF CONTRACT

3.1.	PERFORMANCE AND PAYMENT

The Contractor shall execute and complete the work under the Contract.

The Principal shall pay the Contractor—
(a)	for work for which the Principal accepted a lump sum, the lump sum;

(b)	for work for which the Principal accepted rates, the sum ascertained by multiplying the measured quantity of each section or item of work actually carried out under the Contract by the rate accepted by the Principal for the section or item, adjusted by any additions or deductions made pursuant to the Contract.
3.2.	QUANTITIES

Quantities in a Bill of Quantities or Schedule of Rates are estimated quantities only.

A direction shall not be required to be given by the Superintendent by reason of the actual quantity of an item required to perform the Contract being greater or less than the quantity shown in the Bill of Quantities or Schedule of Rates.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
3.3.	ADJUSTMENT FOR ACTUAL QUANTITIES—SCHEDULE OF RATES

Where otherwise than by reason of a direction of the Superintendent to vary the work under the Contract, the actual quantity of an item required to perform the Contract is greater or less than the quantity shown in the Schedule of Rates—
(a)	where the Principal accepted a lump sum for the item, the difference shall be valued under Clause 40.5 as if it were varied work directed by the Superintendent as a variation;

(b)	where the Principal accepted a rate for the item the rate shall apply to the greater or lesser quantities provided that where limits of accuracy are stated in the Annexure the rate shall apply to the greater or lesser quantities within the limits and quantities outside the limits shall be valued under Clause 40.5 as if they were varied work directed by the Superintendent as a variation.
If a Schedule of Rates omits an item which should have been included, the item shall be valued under Clause 40.5 as if it was extra work directed by the Superintendent as a variation.
4.	BILL OF QUANTITIES

4.1.	PURPOSE OF THE BILL OF QUANTITIES

Alternative 1

A Bill of Quantities forms part of the Contract only to the extent provided in the Contract.

Alternative 2

A Bill of Quantities shall not form part of the Contract.

Alternative 3

A Bill of Quantities forms part of the Specification.

4.2.	PRICING AND LODGEMENT

Where there is a Bill of Quantities:
(a)	all items included in the Bill of Quantities shall be priced and extended by the Contractor and the prices as extended shall, on addition, equal the sum accepted by the Principal for the execution of the whole of the work to which the Bill of Quantities relates,

(b)	the Contractor shall lodge the Bill of Quantities so priced and extended with the Superintendent before the expiration of the time for lodgement stated in the Annexure or such further time as may be directed by the Superintendent from time to time;

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
(c)	notwithstanding any other provision of the Contract, the Contractor shall not be entitled to payment until the Contractor has lodged the Bill of Quantities so priced and extended.
4.3.	ERRORS IN PRICING

Any errors in extension or addition, or both, or correction of incorrect or inconsistent rates or prices (including the insertion of rates or prices wrongly omitted and the deletion of rates or prices wrongly included) discovered by the Principal or the Contractor in the Priced Bill of Quantities shall be notified to the Superintendent in writing by the party making the discovery and corrected in a manner agreed between the Contractor and the Superintendent or, in the event of failure to agree, as determined by the Superintendent so that the total of all items in the Priced Bill of Quantities continues to equal the sum accepted by the Principal for the execution of the whole of the work to which the Bill of Quantities relates.

4.4.	ERRORS IN BILLS OF QUANTITIES

If the Bill of Quantities is in error in that it—
(a)	contains an incorrect quantity in relation to any item included therein, or

(b)	contains an item which should not have been included therein; or

(c)	omits an item which should have been included therein;
then—
(i)	in the case of Clause 4.4(a) where the item is deficient in quantity or in the case of Clause 4.4(c)—upon application in writing to the Superintendent by the Contractor; and

(ii)	in the case of Clause 4.4(a) where the item is excessive in quantity or in the case of Clause 4.4(b)—upon notification in writing to the Contractor by the Superintendent, the lump sum accepted by the Principal for the execution of the whole of the work to which the Bill of Quantities relates shall except when the value of the error is less than $400, be adjusted by such amount as is required to correct the error, determined in the manner provided by Clause 40.5 for the valuation of variations as if the correction were a variation under Clause 40.
The Bill of Quantities shall be deemed to be in error as aforesaid to the extent that the items and quantities included in it differ from those required for the execution of the Works in accordance with the drawings and specification referred to in the Contract, measured in accordance with the method of measurement evidenced by the Contract.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
5.	SECURITY, RETENTION MONEYS AND PERFORMANCE UNDERTAKINGS

5.1.	PURPOSE

Security, retention moneys and performance undertakings are for the purpose of ensuring the due and proper performance of the Contract.

5.2.	PROVISION OF SECURITY

If it is provided in the Annexure that a party shall provide security then the party shall provide security in the amount stated in the Annexure and in accordance with this Clause.

5.3.	FORM OF SECURITY

The security shall be in the form of cash, bonds or inscribed stock issued by the Australian Government or the Government of a State or Territory of Australia, interest bearing deposit in a trading bank carrying on business in Australia, an approved unconditional undertaking given by an approved financial institution or insurance company, or other form approved by the party having the benefit of the security.

The party having the benefit of the security shall have a discretion to approve or disapprove of the form of an unconditional undertaking and the financial institution or insurance company giving it or other form of security offered. The form of unconditional undertaking attached to these General Conditions is approved

If the security is not transferable by delivery, it shall be accompanied by an executed transfer or such other documentation as is necessary to effect a transfer of the security. The costs (including all stamp duty or other taxes) of and incidental to the transfer and retransfer, shall be borne by the party providing the security.

5.4.	TIME FOR LODGEMENT OF SECURITIES

Security shall be lodged within 28 days of the Date of Acceptance of Tender.

5.5.	RECOURSE TO RETENTION MONEYS AND CONVERSION OF SECURITY

A party may have recourse to retention moneys and/or cash security and/or may convert into money security that does not consist of money where—
(a)	the party has become entitled to exercise a right under the Contract in respect of the retention moneys and/or security; and

(b)	the party has given the other party notice in writing for the period stated in the Annexure, or if no period is stated, five days of the party’s intention to have recourse to the retention moneys and/or cash security and/or to convert the security; and

(c)	the period stated in the Annexure or if no period is stated, five days has or have elapsed since the notice was given.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
5.6.	SUBSTITUTION OF SECURITY FOR RETENTION MONEYS

The Contractor shall be at liberty at any time to provide in lieu of retention moneys, security in any of the forms permitted in Clause 5.3. To the extent that such security is provided, the Principal shall not deduct retention moneys and shall forthwith release retention moneys.

5.7.	*REDUCTION OF SECURITY AND RETENTION MONEYS

Upon issue of the Certificate of Practical Completion, the Principal’s entitlement to security and retention moneys shall be reduced to the percentage thereof stated in the Annexure or, if no percentage is stated, to 50 per cent thereof.

Subject to the first paragraph of Clause 5.7, if in the opinion of the Superintendent it is reasonable to further reduce the Principal’s entitlement to security and retention moneys, that entitlement shall be reduced to the amount which the Superintendent determines to be reasonable.

The Principal shall, within 14 days of the Superintendent making such a determination release security and retention moneys in excess of the entitlement.

5.8.	RELEASE OF SECURITY

If the Contractor has provided additional security pursuant to Clause 42.4, the Principal shall release that additional security within 14 days of the incorporation into the Works of the unfixed plant or materials in respect of which the additional security was furnished.

If the Principal has provided security, then when the Contractor has been paid all moneys finally due to the Contractor under the Contract or a Separable Portion, the Contractor shall release the security lodged by the Principal in respect of the Contract or the Separable Portion, as the case may be.

If the Contractor has provided security, then the Principal shall release it when required by Clause 42.8.

5.9.	INTEREST ON SECURITY AND RETENTION MONEYS

Alternative 1

A party holding retention moneys and/or cash security shall forthwith deposit the moneys in an interest bearing account in a bank. That party shall nominate the bank and the type of account. The account shall be in the joint names of the Principal and the Contractor and shall be one from which moneys can only be drawn with the signatures of two persons, one appointed by each of the Principal and the Contractor. The moneys shall be held until the Principal or the Contractor is entitled to receive them.

Interest earned on security lodged by the Contractor and on retention moneys belongs to the Contractor. Interest earned on security lodged by the Principal belongs to the Principal.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
Upon the Principal or the Contractor becoming entitled to receive any moneys, including interest in the account, the other party shall forthwith have that party’s appointee sign all documentation necessary to withdraw the moneys and shall give the signed documentation to the other party.

Alternative 2
A party holding retention moneys or cash security shall own any interest earned on the retention moneys or security. Except where retention moneys or cash security are held by a government department or agency or a municipal, public or statutory authority, retention moneys or cash security shall be held in trust by the party holding them for the other party until the Principal or the Contractor is entitled to receive them.

5.10.	DEED OF GUARANTEE, UNDERTAKING AND SUBSTITUTION

Where—
(a)	a party is a corporation that is related to or is a subsidiary of another corporation as defined in the Corporations Law as amended from time to time; and

(b)	the Principal has included in the tender documents a form of Deed of Guarantee, Undertaking and Substitution;
that party shall, if requested by the other party in writing within 7 days after the Date of Acceptance of Tender lodge with the other party within 14 days after that request having been made a Deed of Guarantee, Undertaking and Substitution in the form included in the tender documents duly executed by the first party and that other corporation for the performance of the obligations and the discharge of the liabilities of the first party under the Contract.

For the purpose of Clause 5.10, the terms ‘corporation’ and ‘subsidiary’ have the meanings defined in the Corporations Law.

6.	EVIDENCE OF CONTRACT

6.1.	CONTRACT IN ABSENCE OF FORMAL INSTRUMENT OF AGREEMENT

Unless a Formal Instrument of Agreement is executed by the parties, the agreement in writing between the parties for the execution of the work under the Contract, including documents or parts of documents to which reference may properly be made to ascertain the rights and obligations of the parties, shall evidence the Contract.

6.2.	FORMAL INSTRUMENT OF AGREEMENT

If the conditions of tender require a Formal Instrument of Agreement, the Principal shall prepare in duplicate a Formal Instrument of Agreement and shall, within 28 days after the Date of Acceptance of Tender, forward it to the Contractor with a request that it be executed.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
Within 14 days after being requested in writing by the Principal so to do, the Contractor shall execute both copies of the Formal Instrument of Agreement in the manner directed in writing by the Principal and return them to the Principal.

Within 14 days after receipt from the Contractor of the two copies of the Formal Instrument of Agreement duly executed by the Contractor, the Principal shall execute both copies, have them stamped (unless they are exempt from duty) and forward one copy to the Contractor.

The Superintendent may extend the periods under Clause 6.2 by notice in writing to the parties.

The Principal shall bear the cost of any stamp duty payable on the Contract.

7.	SERVICE OF NOTICES

A notice shall be deemed to have been given when it is received by the person to whom it is addressed or is delivered to the address of that person stated in the Contract or last communicated in writing by that person to the person giving the notice, whichever is the earlier.

The Principal, the Contractor and the Superintendent shall each notify the others of a change of address.

Without limiting the generality of ‘notice’, it includes a document.

8.	CONTRACT DOCUMENTS

8.1.	DISCREPANCIES

The several documents forming the Contract are to be taken as mutually explanatory of one another. If either party discovers any ambiguity or discrepancy in any document prepared for the purpose of executing the work under the Contract, that party shall notify the Superintendent in writing of the ambiguity or discrepancy. In the event of an ambiguity or discrepancy being discovered and brought to the attention of the Superintendent, or discovered by the Superintendent, the Superintendent shall direct the Contractor as to the interpretation to be followed by the Contractor in carrying out the work.

If the direction causes the Contractor to incur more or less cost than the Contractor could reasonably have anticipated at the time of tendering, the difference shall be valued under Clause 40.5.

8.2.	DIMENSIONS

Where any discrepancy exists between figured and scaled dimensions, the figure dimensions shall prevail.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
8.3.	SUPPLY OF DOCUMENTS BY PRINCIPAL

The Principal shall supply to the Contractor the number of copies stated in the Annexure, or if no number is stated, then 5 copies of the Drawings, Specification, Bill of Quantities (if any) and other documents required by the Contract to be supplied to the Contractor by the Principal.

Documents supplied to the Contractor by the Principal shall remain the property of the Principal and shall be returned by the Contractor to the Principal on demand in writing. The documents shall not, without the prior written approval of the Principal, be used, copied or reproduced for any purpose other than the execution of the work under the Contract.

8.4.	SUPPLY OF DOCUMENTS BY CONTRACTOR

If the Contract requires the Contractor to supply documents, the Contractor shall supply the number of copies stated in the Annexure or, if no number is stated, 5 copies.

If the Contractor submits documents to the Superintendent, then—
(a)	the Superintendent shall not be bound to check the documents for errors, omissions or compliance with the requirements of the Contract—

(b)	notwithstanding the provisions of Clause 23, the Superintendent’s approval shall not relieve the Contractor from responsibility for the Contractor’s errors or omissions or compliance with the requirements of the Contract;

(c)	if the Contract provides that the Contractor must obtain the Superintendent’s direction whether documents are suitable or are not suitable then within the time stated in the Annexure (or if no time is stated then within 14 days) after receipt of the documents, the Superintendent shall notify the Contractor that the documents are suitable or are not suitable;

(d)	if the Superintendent notifies the Contractor that the documents are not suitable, the Superintendent shall give reasons why the documents are not suitable and the Contractor shall submit new or amended documents for the Superintendent’s direction under this Clause;

(e)	the Superintendent shall not reject documents which are in accordance with the requirements of the Contract.
Copies of documents supplied by the Contractor shall be the property of the Principal but shall not be used or copied otherwise than for the use, maintenance or alteration of the Works.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
8.5.	AVAILABILITY OF DOCUMENTS

Whilst work under the Contract is being performed, one complete set of Drawings, Specification and other written information supplied by the Principal, the Superintendent and the Contractor shall be kept by the Contractor at the Site or other location approved in writing by the Principal and shall be available at all times for reference by the Principal, the Superintendent and any persons nominated in writing by either of them.

During the manufacture or assembly of any significant part of the work under the Contract away from the part of the Site where the Works are to be constructed, a set of the drawings and written information relevant to that part of the work shall be kept by the Contractor at the place of manufacture or assembly and shall be available for reference by the Principal, the Superintendent and any person nominated in writing by either of them.

8.6.	CONFIDENTIAL INFORMATION

Drawings, specifications and other information, samples, models, patterns and the like supplied by either the Contractor or the Principal and marked or otherwise identified as confidential, shall be regarded as confidential and shall not be disclosed to a third party except with the prior agreement of the other party to the Contract.

If required in writing by a party, the other party shall enter into a separate agreement not to disclose to anyone else any confidential matter even after the issue of the Final Certificate pursuant to Clause 42.8 or the earlier termination of the Contract.

8.7.	MEDIA RELEASES

The Contractor shall not issue any information, publication, document or article for publication concerning the project in any media without prior approval of the Principal, which approval shall not be unreasonably withheld. The Contractor shall refer to the Principal any enquiries concerning the project from any media.

9.	ASSIGNMENT AND SUBCONTRACTING

9.1.	ASSIGNMENT

Neither party shall, without the prior written approval of the other and except on such reasonable terms and conditions as are determined in writing by the other, assign the Contract or any payment or any other right or benefit or interest thereunder.

9.2.	SUBCONTRACTING

The Contractor shall not without the written approval of the Superintendent, which approval shall not be unreasonably withheld, subcontract or allow a subcontractor to assign or subcontract work described in the Annexure.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
With a request for approval, the Contractor shall provide to the Superintendent particulars in writing of the work to be subcontracted and the name and the address of the proposed subcontractor.

The Contractor shall provide to the Superintendent other information which the Superintendent reasonably requests, including the proposed subcontract documents without prices.

Within 14 days after a request by the Contractor for approval, the Superintendent shall advise the Contractor of approval or the reasons why approval is not given.

Approval may be conditional upon the subcontract including—
(a)	provision that the subcontractor shall not assign or subcontract without the consent in writing of the Contractor;

(b)	provisions which may be reasonably necessary to enable the Contractor to fulfil the Contractor’s obligations to the Principal.
9.3.	CONTRACTOR’S RESPONSIBILITY

Approval to subcontract shall not relieve the Contractor from any liability or obligation under the Contract. Except where the Contract otherwise provides, the Contractor shall be liable to the Principal for the acts and omissions of subcontractors and employees and agents of subcontractors as if they were acts or omissions of the Contractor.

10.	SELECTED AND NOMINATED SUBCONTRACTORS

10.1.	DEFINITIONS

If the Contract provides that certain work or the supply of certain items shall be subcontracted to a Selected or Nominated Subcontractor, the work or the supply of the items is ‘Selected Subcontract Work’ or ‘Nominated Subcontract Work’ as the case may be, and:

“Selected Subcontractor” means a subcontractor identified in the Contractor’s tender from a list of subcontractors provided by the Principal in the tender documents for Selected Subcontract Work. The list may include one or more subcontractors.

“Nominated Subcontractor” means—
(a)	a subcontractor to whom the Contractor is directed by the Superintendent to subcontract Nominated Subcontract Work; or

(b)	a subcontractor named in the Contract with whom the Principal has entered into a prior contract for Nominated Subcontract Work, and in which prior contract the subcontractor has consented to the assignment by the Principal of the benefit of the prior contract, a copy of which is included in the tender documents; or

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
(c)	a subcontractor named in the Contract with whom the Principal has entered into a prior contract for Nominated Subcontract Work, and in which prior contract the subcontractor has consented to the novation of the prior contract by the Principal pursuant to a deed of novation, a copy of which is included in the tender documents
“Nominated Subcontract Work” shall relate only to work or the supply of items for which a Provisional Sum has been included in the Contract.

10.2.	SELECTED SUBCONTRACT

If the Contract includes Selected Subcontract Work, the Contractor shall subcontract the Selected Subcontract Work to a Selected Subcontractor. If the tender documents specify the terms and conditions upon which the subcontract is to be entered into, the subcontract shall include those terms and conditions.

10.3.	NOMINATED SUBCONTRACT

If the Contract includes Nominated Subcontract Work, at such time as is necessary to avoid delay to the Contractor, the Superintendent shall direct the Contractor to subcontract the Nominated Subcontract Work to a Nominated Subcontractor.

If the Contract provides that the Principal may assign to the Contractor the benefit of a prior contract made between the Principal and a Nominated Subcontractor, the Contractor shall when directed by the Superintendent, accept the assignment of that prior contract.

If the Contract provides that the Principal may novate to the Contractor a prior contract made between the Principal and a Nominated Subcontractor in respect of Nominated Subcontract Work, the Contractor shall when directed by the Superintendent, execute a deed of novation of that prior contract in the form included in the tender documents and unless the Contract otherwise provides the Contractor shall give the Principal credit for payments made by the Principal to the Nominated Subcontractor in respect of the Nominated Subcontract Work.

The Contractor shall ensure that the provisions of the subcontract are severally set out in the subcontract documents, so that the subcontract is fully expressed and complete in itself and includes provisions—
(a)	that in respect of the Nominated Subcontract Work, the Nominated Subcontractor will undertake towards the Contractor obligations and liabilities which will enable the Contractor to discharge the Contractor’s obligations and liabilities to the Principal under the terms of the Contract;

(b)	that the Nominated Subcontractor will indemnify the Contractor against loss resulting from any failure by the Nominated Subcontractor to perform such obligations or fulfil such liabilities;

(c)	that the Nominated Subcontractor will indemnify the Contractor against loss resulting from any negligence by the Nominated Subcontractor and the Nominated

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
Subcontractor’s servants and agents and against any misuse by them of any Constructional Plant or Temporary Works provided by the Contractor for the purposes of the Contract;

(d)	that the Nominated Subcontractor will lodge security in a form provided by Clause 5.3 and that security and retention moneys shall be calculated on the same scale and on the same basis respectively as apply in the Contract;

(e)	equivalent to those in Clause 44.
The Contractor shall not be obliged to enter into a subcontract with a Nominated Subcontractor against whom the Contractor raises reasonable objection.
If the Contractor declines to enter into a subcontract with a Nominated Subcontractor on the ground that the Nominated Subcontractor refuses to enter into a subcontract containing provisions in paragraphs (a) to (e) of Clause 10.3, the Superintendent shall nominate another Nominated Subcontractor or direct the Contractor to enter into a subcontract with the Nominated Subcontractor on such other terms as the Superintendent specifies. In the latter event—
(i)	the Contractor shall not be bound to discharge obligations and liabilities under the Contract to the extent that the subcontract terms so specified by the Superintendent are inconsistent with the discharge; and

(ii)	if the Contractor suffers loss arising out of the refusal of the Nominated Subcontractor to accept such provisions, the Principal shall pay to the Contractor the amount of loss which the Contractor could not reasonably avoid.
10.4.	PROVISIONS APPLYING GENERALLY TO SELECTED AND NOMINATED SUBCONTRACT WORK

If the Contractor is required by Clause 10 to enter into a subcontract, or to accept an assignment or to execute a deed of novation, the Contractor shall proceed promptly to do so and shall notify the Superintendent in writing as soon as the subcontract, assignment or novation has been effected.

With the consent of the Contractor, the Superintendent may direct the Contractor to perform Selected or Nominated Subcontract Work.

Notwithstanding Clause 16.2 if the Contractor is to be responsible to the Principal for the design or suitability of Selected or Nominated Subcontract Work, as distinct from the quality or workmanship, the responsibility shall be expressly stated in the Contract and the Contractor’s liability for the design or suitability of the Selected or Nominated Subcontract Work shall only be that which is expressly stated in the Contract.

Except as herein contained, and subject to any reasonable objection made by the Contractor pursuant to this Clause—

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
(i)	the Principal shall have no liability to a Selected or Nominated Subcontractor arising from the subcontract between the Contractor and the Selected or Nominated Subcontractor; and

(ii)	the Principal shall not be liable to the Contractor for any act, default or omission or breach of contract by a Selected or Nominated Subcontractor, arising from the subcontract between the Contractor and the Selected or Nominated Subcontractor.
10.5.	*DIRECT PAYMENT OF NOMINATED SUBCONTRACTOR

In respect of Nominated Subcontract Work performed by a Nominated Subcontractor, the Principal shall make payment directly to the Nominated Subcontractor. Except where the Contractor has accepted an assignment of the benefit of a prior contract made between the Principal and a Nominated Subcontractor—
(a)	such payment shall be made on behalf of the Contractor; and

(b)	if the Contractor reasonably requests the Principal in writing not to make a payment to the Nominated Subcontractor, the Principal shall withhold payment but under no circumstances, including bankruptcy or winding up of the Contractor, shall payment be made to the Contractor.
The Principal as stakeholder shall hold retention moneys and security provided by a Nominated Subcontractor and shall disburse or apply the retention moneys or security as jointly requested by the Contractor and the subcontractor or in accordance with the decision of an arbitrator or Court.
10.6.	TERMINATION OF NOMINATED SUBCONTRACT

The Contractor shall not unreasonably terminate a subcontract for Nominated Subcontract Work and as early as possible the Contractor shall notify the Superintendent of the Contractor’s intention to terminate and the reasons. If a Nominated Subcontractor repudiates or abandons a subcontract or it is terminated, the Contractor shall forthwith notify the Superintendent in writing and the Superintendent shall proceed under Clause 10.3 to nominate a Nominated Subcontractor to complete the subcontract work and Clause 11(b) shall apply.

11.	PROVISIONAL SUMS

A provisional sum included in the Contract shall not itself be payable by the Principal but where at the direction of the Superintendent the work or item to which the provisional sum relates is performed or supplied by—
(a)	the Contractor, the work or item shall be valued under Clause 40.5;

(b)	a subcontractor to the Contractor the Principal shall pay the Contractor the amount payable by the Contractor to the subcontractor for the work or item, disregarding any

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
damages payable by the Contractor to the subcontractor or vice versa, plus the amount or percentage thereon for profit and attendance stated in the Annexure or, where not so stated, as stated elsewhere in the Contract; and

(c)	a Nominated Subcontractor pursuant to a prior contract made between the Principal and a Nominated Subcontractor, the benefit of which has been assigned to the Contractor, the Principal shall pay the Contractor the amount stated in the Annexure or the percentage for profit and attendance stated in the Annexure of the amount payable by the Principal to the Nominated Subcontractor for the work or item or, where no amount or percentage is stated, as stated elsewhere in the Contract, disregarding any damages payable by the Principal to the Nominated Subcontractor or vice versa.
The amount payable to a subcontractor for materials or goods is to be taken to be the net cost to the Contractor (disregarding any deduction of cash discount for prompt payment).
12.	LATENT CONDITIONS

12.1.	DEFINITION

Latent Conditions are—
(a)	physical conditions on the Site or its surroundings, including artificial things but excluding weather conditions, which differ materially from the physical conditions which should reasonably have been anticipated by the Contractor at the time of the Contractor’s tender if the Contractor had—
(i)	examined all information made available in writing by the Principal to the Contractor for the purpose of tendering; and

(ii)	examined all information relevant to the risks, contingencies and other circumstances having an effect on the tender and obtainable by the making of reasonable enquiries; and

(iii)	inspected the Site and its surroundings; and
(b)	any other conditions which the Contract specifies to be Latent Conditions.
12.2.	NOTIFICATION

If during the execution of the work under the Contract, the Contractor becomes aware of a Latent Condition, the Contractor shall forthwith and where possible before the Latent Condition is disturbed, give written notice thereof to the Superintendent.

If required by the Superintendent, the Contractor shall provide to the Superintendent a statement in writing specifying—
(a)	the Latent Condition encountered and in what respects it differs materially;

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
(b)	the additional work and additional resources which the Contractor estimates to be necessary to deal with the Latent Condition;

(c)	the time the Contractor anticipates will be required to deal with the Latent Condition and the expected delay in achieving Practical Completion;

(d)	the Contractor’s estimate of the cost of the measures necessary to deal with the Latent Condition; and

(e)	other details reasonably required by the Superintendent.
12.3.	EXTENSION OF TIME AND COST

Delay caused by a Latent Condition may justify an extension of time under Clause 35.

If a Latent Condition causes the Contractor to—
(a)	carry out additional work;

(b)	use additional Constructional Plant; or

(c)	incur extra cost (including but not limited to the cost of delay or disruption), which the Contractor could not reasonably have anticipated at the time of tendering, a valuation shall be made under Clause 40.5.
12.4.	TIME BAR

In making a valuation pursuant to Clause 12.3, regard shall not be had to the value of additional work carried out, additional Constructional Plant used or extra cost incurred more than 28 days before the date on which the Contractor gives the written notice required by the first paragraph of Clause 12.2.

13.	PATENTS, COPYRIGHT AND OTHER INTELLECTUAL PROPERTY RIGHTS

The Principal warrants that unless otherwise provided in the Contract—
(a)	design;

(b)	materials;

(c)	documents; and

(d)	methods of working,
specified in the Contract or provided or directed by the Principal or the Superintendent will not infringe any patent, registered design, trademark or name, copyright or other -protected right.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
The Contractor warrants that any other design, materials, documents and methods of working provided by the Contractor will not infringe any patent, registered design, trademark or name, copyright or other protected right.
14.	STATUTORY REQUIREMENTS

14.1.	COMPLYING WITH STATUTORY REQUIREMENTS

The Contractor shall comply with the requirements of—
(a)	Acts of the Commonwealth;

(b)	Acts and Ordinances of the State or Territory in which the work under the Contract or any part thereof is carried out;

(c)	Ordinances, regulations, by-laws, orders and proclamations under the Acts and Ordinances;

(d)	persons acting in the exercise of statutory powers enabling them to give directions affecting the work under the Contract.
If a requirement is at variance with a provision of the Contract, as soon as the Contractor discovers the variance the Contractor shall notify the Superintendent in writing specifying the difference.

If a requirement necessitates a change to the Works or so much of the Temporary Works or method of working as may be specified in the Contract, the Superintendent shall direct a variation under Clause 40.1.

Except to the extent that the Contract provides for reimbursement in respect of a requirement referred to in Clause 14.1 the Contractor shall bear the cost of complying with the requirement, whether the requirement existed at the time of tendering or not.

14.2.	PAYMENT WHERE THERE IS NO VARIATION

If a requirement does not necessitate a variation under Clause 40 but is—
(a)	a change after the 28th day prior to the date of closing of tenders in a requirement referred to in Clause 14.1(a), (b) or (c); or

(b)	a requirement referred to in Clause 14.1(d),
which necessitates a change in the Temporary Works or the Contractor’s method of working and thereby causes the Contractor to incur more or less cost than the Contractor could reasonably have anticipated at the time of tendering, the difference shall be valued under Clause 40.5.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
14.3.	NOTICES AND FEES

The Contractor shall give the notices necessary to comply with the requirements referred to in Clause 14.1.

The Contractor shall pay any fees or charges necessary to comply with the requirements referred to in Clause 14.1.

If a requirement necessitates the provision or expansion of services of a municipal, public or statutory authority in relation to the Works or the Temporary Works, the Contractor shall pay any fee or charge payable to the authority for the services and to the extent to which the services are not included in the work under the Contract, the fee or charge shall be reimbursed by the Principal to the Contractor.

If after the 14th day prior to the closing of tenders, there is required to be paid by the Contractor to a municipal, public or statutory authority in relation to the Works or the Temporary Works—
(a)	an increase or decrease in a fee or charge, the difference shall be valued under Clause 40.5; and

(b)	there is a new fee or charge, that fee or charge shall be reimbursed by the Principal to the Contractor.
14.4.	DOCUMENTS EVIDENCING APPROVALS OF AUTHORITIES

The Contractor shall give the Principal copies of documents issued to the Contractor by municipal, public or other statutory authorities in respect of the work under the Contract and, in particular, any approvals of work.

15.	PROTECTION OF PEOPLE AND PROPERTY

Insofar as compliance with the requirements of the Contract permits, the Contractor shall—
(a)	provide all things and take all measures necessary to protect people and property;

(b)	avoid unnecessary interference with the passage of people and vehicles;

(c)	prevent nuisance and unreasonable noise and disturbance.
Without limiting the generality of the Contractor’s obligations, they include the provision of barricades, guards, fencing, temporary roads, footpaths, warning signs, lighting, watching, traffic flagging, safety helmets and clothing, removal of obstructions and protection of services.

If the Contractor or the employees or agents of the Contractor damage property, including but not limited to public utilities and services and property on or adjacent to the Site, the

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
Contractor shall promptly make good the damage and pay any compensation which the law requires the Contractor to pay.
If the Contractor fails to comply with an obligation under Clause 15 the Principal may, in addition to any other remedy, perform the obligation on the Contractor’s behalf and the cost incurred by the Principal shall be a debt due from the Contractor to the Principal.

16.	CARE OF THE WORK AND REINSTATEMENT OF DAMAGE

16.1.	CARE OF THE WORK UNDER THE CONTRACT

From and including the earlier of the date of commencement of work under the Contract and the date on which the Contractor is given possession of the Site to 4 p.m. on the Date of Practical Completion of the Works, the Contractor shall be responsible for the care of the work under the Contract.

Without limiting the generality of the Contractor’s obligations, the Contractor shall be responsible for the care of unfixed items the value of which has been included in a payment certificate under Clause 42.1, things entrusted to the Contractor by the Principal for the purpose of carrying out the work under the Contract, things brought on the Site by subcontractors for that purpose, the Works, the Temporary Works and Constructional Plant, and the Contractor shall provide the storage and protection necessary to preserve these items and things, and the Works, the Temporary Works and Constructional Plant.

After 4 p.m. on the Date of Practical Completion the Contractor shall remain responsible for the care of outstanding work and items to be removed from the Site by the Contractor and shall be liable for damage occasioned by the Contractor in the course of completing outstanding work or complying with obligations under Clauses 30.6, 31.1 and 37.

16.2.	REINSTATEMENT

If loss or damage (except loss or damage which is a direct consequence, without fault or omission on the part of the Contractor, of an Excepted Risk defined in Clause 16.3) occurs to anything while the Contractor is responsible for its care, the Contractor shall at the Contractor’s own cost promptly make good the loss or damage.

16.3.	EXCEPTED RISKS

The Excepted Risks are—
(a)	any negligent act or omission of the Principal, the Superintendent or the employees, consultants or agents of the Principal;

(b)	any risk specifically excepted in the Contract;

(c)	war, invasion, act of foreign enemies, hostilities, (whether war be declared or not), civil war, rebellion, revolution, insurrection or military or usurped power, martial law or confiscation by order of any Government or public authority;

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
(d)	ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel not caused by the Contractor or the Contractor’s employees or agents;

(e)	use or occupation by the Principal or the employees or agents of the Principal or other contractors to the Principal (not being employed by the Contractor) or a Nominated Subcontractor engaged by the Principal pursuant to a prior contract the benefit of which has been assigned to the Contractor pursuant to the Contract) of any part of the Works or the Temporary Works;

(f)	defects in the design of the work under the Contract other than a design provided by the Contractor.
17.	DAMAGE TO PERSONS AND PROPERTY OTHER THAN THE WORKS

17.1.	INDEMNITY BY CONTRACTOR

The Contractor shall indemnify the Principal against—
(a)	loss of or damage to property of the Principal, including existing property in or upon which the work under the Contract is being carried out; and

(b)	claims by any person against the Principal in respect of personal injury or death or loss of or damage to any property, arising out of or as a consequence of the carrying out by the Contractor of the work under the Contract, but the Contractor’s liability to indemnify the Principal shall be reduced proportionally to the extent that the act or omission of the Principal or employees or agents of the Principal may have contributed to the loss, damage, death or injury.
Clause 17.1 shall not apply to—
(i)	the extent that the liability of the Contractor is limited by another provision of the Contract;

(ii)	exclude any other right of the Principal to be indemnified by the Contractor;

(iii)	things for the care of which the Contractor is responsible under Clause 16.1;

(iv)	damage which is the unavoidable result of the construction of the Works in accordance with the Contract; and

(v)	claims in respect of the right of the Principal to construct the work under the Contract on the Site.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
17.2.	INDEMNITY BY THE PRINCIPAL

The Principal shall indemnify the Contractor in respect of damage referred to in Clause 17.1(iv) and claims referred to in Clause 17.1(v).

18.	INSURANCE OF THE WORKS

Alternative 1

Before the Contractor commences work, the Contractor shall take out an insurance policy covering all the things referred to in Clause 16.1 against loss or damage resulting from any cause whatsoever until the Contractor ceases to be responsible for their care.

Without limiting the generality of the obligation to insure, the policy shall cover the Contractor’s liabilities under Clause 16.2 and things in storage off Site and in transit to the Site.

The insurance cover may exclude—
(a)	the cost of making good fair wear and tear or gradual deterioration but shall not exclude the loss or damage resulting therefrom;

(b)	the cost of making good faulty design, workmanship and materials but shall not exclude the loss or damage resulting therefrom;

(c)	consequential loss of any kind, but shall not exclude loss of or damage to the Works;

(d)	damages for delay in completing or for the failure to complete the Works;

(e)	loss or damage resulting from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel resulting from any cause;

(f)	loss or damage resulting from the Excepted Risks (b) and (c) in Clause 16.3.
The insurance cover shall be for an amount not less than the sum of—
(i)	the Contract Sum;

(ii)	the amount stated in the Annexure to provide for costs of demolition and removal of debris;

(iii)	the amount stated in the Annexure to cover fees of consultants;

(iv)	the value stated in the Annexure of any materials or things to be supplied by the Principal for the purposes of the work under the Contract; and

(v)	the additional amount or percentage stated in the Annexure of the total of the items referred to in sub-paragraphs (i) to (iv) of this paragraph.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
The insurance policy shall be in the joint names of the Principal and the Contractor, and shall cover the Principal, the Contractor and all subcontractors employed from time to time in relation to the work under the Contract for their respective rights, interests and liabilities and, unless otherwise specified elsewhere in the Contract, shall be effected with an insurer and in terms both approved in writing by the Principal which approvals shall not be unreasonably withheld. The policy shall be maintained until the Contractor ceases to be responsible under Clause 16.1 for the care of anything.

Alternative 2

On or before the Date of Acceptance of Tender, the Principal shall effect a policy of insurance in relation to the work under the Contract in the terms of the policy or proposed policy included in the documents on which the Contractor tendered. The policy or proposed policy shall include the name of the insurer. The Principal shall maintain the policy while ever the Contractor has an interest therein and the Principal shall pay all premiums.

19.	PUBLIC LIABILITY INSURANCE

Alternative 1

Before the Contractor commences work, the Contractor shall take out a Public Liability Policy of insurance in the joint names of the Principal and the Contractor which covers the Principal, the Contractor, the Superintendent and all subcontractors employed from time to time in relation to the work under the Contract for their respective rights and interests and covers their liabilities to third parties. The policy shall also cover the Contractor’s liability to the Principal and Principal’s liability to the Contractor for loss of or damage to property (other than property required to be insured by Clause 18) and the death of or injury to any person (other than liability which is required by law to be insured under a Workers Compensation Policy of insurance).

The Public Liability Policy of insurance shall be for an amount in respect of any one occurrence not less than the sum stated in the Annexure and, unless otherwise specified elsewhere in the Contract, shall be effected with an insurer and in terms both approved in writing by the Principal which approvals shall not be unreasonably withheld. The policy shall be maintained until the Final Certificate is issued under Clause 42.8.

Alternative 2.

On or before the Date of Acceptance of Tender, the Principal shall effect in relation to the work under the Contract a policy of insurance in the terms of the policy or proposed policy included in the documents on which the Contractor tendered. The policy or proposed policy shall include the name of the insurer. The Principal shall maintain the policy while ever the Contractor has an interest therein and the Principal shall pay all premiums.

20.	INSURANCE OF EMPLOYEES

Before commencing work the Contractor shall insure against liability for death of or injury to persons employed by the Contractor including liability by statute and at common law. The insurance cover shall be maintained until all work including remedial work is completed.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
The insurance shall be extended to indemnify the Principal for the Principal’s statutory liability to persons employed by the Contractor.

The Contractor shall ensure that every subcontractor is similarly insured.

21.	INSPECTION AND PROVISIONS OF INSURANCE POLICIES

21.1.	PROOF OF INSURANCE

Before the Contractor commences work and whenever requested in writing by the other party, a party liable to effect or maintain insurance shall produce evidence to the satisfaction and approval of the other party of the insurance effected and maintained.

The effecting of insurance shall not limit the liabilities or obligations of a party under other provisions of the Contract.

21.2.	FAILURE TO PRODUCE PROOF OF INSURANCE

If, after being requested in writing by the other party so to do, a party fails to produce evidence of compliance with insurance obligations under Clauses 18, 19 or 20 to the satisfaction and approval of the other party, the other party may effect and maintain the insurance and pay the premiums. The amount paid shall be a debt due from the party in default to the other party. Where the defaulting party is the Contractor, the Principal may refuse payment until evidence of compliance with insurance obligations under Clauses 18, 19 and 20 is produced by the Contractor to the satisfaction and approval of the Principal.

The rights given by Clause 21.2 are in addition to any other right.

21.3.	NOTICES FROM OR TO THE INSURER

The party effecting insurance under Clause 18 or 19 shall ensure that each policy of insurance contains provisions acceptable to the other party that will—
(a)	require the insurer, whenever the insurer gives the Principal, the Contractor or a subcontractor a notice of cancellation or other notice concerning the policy at the same time to inform the other party in writing that the notice has been given;

(b)	provide that a notice of claim given to the insurer by the Principal, the Superintendent, the Contractor or a subcontractor shall be accepted by the insurer as a notice of claim given by the Principal, the Superintendent, the Contractor and the subcontractor; and

(c)	require the insurer, whenever the party fails to renew the policy or to pay a premium, to give notice in writing thereof forthwith to the Principal and the Contractor and prior to the insurer giving any notice of cancellation.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
21.4.	NOTICES OF POTENTIAL CLAIMS

The Contractor shall, as soon as practicable, inform the Principal in writing of any occurrence that may give rise to a claim under a policy of insurance required by Clause 18 or 19 and shall keep the Principal informed of subsequent developments concerning the claim. The Contractor shall ensure that subcontractors in respect of their operations similarly inform the Principal.

Where a policy of insurance required by the Contract has been effected by the Principal the Principal shall similarly inform the Contractor.

21.5.	SETTLEMENT OF CLAIMS

Upon settlement of a claim under the insurance specified by Clause 18—
(a)	to the extent that the work under the Contract needing reinstatement has been the subject of a payment or allowance by the Principal to the Contractor, if the Contractor has not completed reinstatement of that work, moneys received shall, if requested by either party, be paid into a bank agreed upon by the parties in an account in the joint names of the Contractor and the Principal. As the Contractor proceeds to reinstate the loss or damage, the Superintendent shall certify against the joint account for the cost of reinstatement; and

(b)	to the extent that the work to be reinstated has not been the subject of a payment or allowance by the Principal to the Contractor, the Contractor shall be entitled immediately to receive from moneys received, the amount of money so paid in relation to any loss suffered by the Contractor relating to that work under the Contract (including the supply of goods and materials on site whether or not incorporated into the Works).
21.6.	CROSS LIABILITY

Any insurance required to be effected by the Contractor in joint names in accordance with the Contract shall include a cross-liability clause in which the insurer agrees to waive all rights of subrogation or action against any of the persons comprising the insured and for the purpose of which the insurer accepts the term ‘insured’ as applying to each of the persons comprising the insured as if a separate policy of insurance had been issued to each of them (subject always to the overall sum insured not being increased thereby).

22.	CLERK OF WORKS AND INSPECTORS

The Superintendent shall forthwith notify the Contractor in writing of the name of any Clerk of Works or inspector appointed by the Principal or the Superintendent.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
23.	SUPERINTENDENT

The Principal shall ensure that at all times there is a Superintendent and that in the exercise of the functions of the Superintendent under the Contract, the Superintendent—
(a)	acts honestly and fairly;

(b)	acts within the time prescribed under the Contract or where no time is prescribed, within a reasonable time; and

(c)	arrives at a reasonable measure or value of work, quantities or time.
If, pursuant to a provision of the Contract enabling the Superintendent to give directions, the Superintendent gives a direction, the Contractor shall comply with the direction.

In Clause 23 ‘direction’ includes agreement, approval, authorization, certificate, decision, demand, determination, explanation, instruction, notice, order, permission, rejection, request or requirement.

Except where the Contract otherwise provides, a direction may be given orally but the Superintendent shall as soon as practicable confirm it in writing.

If the Contractor in writing requests the Superintendent to confirm an oral direction, the Contractor shall not be bound to comply with the direction until the Superintendent confirms it in writing.

24.	SUPERINTENDENT’S REPRESENTATIVE

The Superintendent may from time to time appoint individuals to exercise any functions of the Superintendent under the Contract but not more than one Superintendent’s Representative shall be delegated the same function at the same time. The appointment of a Superintendent’s Representative shall not prevent the Superintendent from exercising any function.

The Superintendent shall forthwith notify the Contractor in writing of—
(a)	the appointment and the name of any Superintendent’s Representative and the functions delegated to the Superintendent’s Representative;

(b)	the termination of the appointment of a Superintendent’s Representative.
If the Contractor makes a reasonable objection to the appointment of a representative, the Superintendent shall terminate the appointment.

25.	CONTRACTOR’S REPRESENTATIVE

The Contractor shall personally superintend the execution of the work under the Contract or, at all times during which any activities relating to the execution of the work under the Contract are taking place, have a competent representative present on the Site and, if

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
required by the Superintendent, at other places at which activities relating to the execution of the work under the Contract are taking place.

The Contractor shall forthwith notify the Superintendent in writing of the name of the representative and of any subsequent changes. Any direction defined in Clause 23 shall—
(a)	if it relates to the execution of work on the Site and is given to the representative on the Site; or

(b)	if it relates to the execution of work at any other place and is given to the representative at the other place, be deemed to have been given to the Contractor.

Matters within the knowledge of a representative of the Contractor shall be deemed to be within the knowledge of the Contractor.

If the Superintendent makes a reasonable objection to the appointment of a representative, the Contractor shall terminate the appointment and appoint another representative.

26.	CONTROL OF CONTRACTOR’S EMPLOYEES AND SUBCONTRACTORS

The Superintendent may direct the Contractor to have removed from the Site or from any activity connected with the work under the Contract, within such time as the Superintendent directs, any person employed in connection with the work under the Contract who, in the opinion of the Superintendent, is guilty of misconduct or is incompetent or negligent. The person shall not thereafter be employed on the Site or on activities connected with the work under the Contract without the prior written approval of the Superintendent.

27.	SITE

27.1.	POSSESSION OF SITE

The Principal shall on or before the expiration of the time stated in the Annexure give the Contractor possession of the Site or sufficient of the Site to enable the Contractor to commence work. If the Principal has not given the Contractor possession of the whole Site, the Principal shall from time to time give the Contractor possession of such further parts of the Site as may be necessary to enable the Contractor to execute the work under the Contract in accordance with the requirements of the Contract. The Principal shall advise the Contractor in writing of the date upon which the Site or any part thereof will be available.

Notwithstanding the provisions of Clause 27.1, if the Contractor is in breach of Clause 21.1, the Principal may refuse to give the Contractor possession of the Site or any part of the Site until the Contractor has complied with the requirements of Clause 21.1.

Possession of the Site shall confer on the Contractor a right to only such use and control as is necessary to enable the Contractor to execute the work under the Contract.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
27.2.	ACCESS FOR THE PRINCIPAL AND OTHERS

The Principal and the Principal’s employees and agents may at any time after reasonable notice to the Contractor have access to any part of the Site for any purpose.

The Contractor shall permit the execution of work on the Site by persons engaged by the Principal and shall cooperate with them and coordinate the Contractor’s work with their work.

If requested by the Contractor, the Principal shall provide to the Contractor the names of the persons so engaged.

The Contractor shall at all reasonable times give the Principal, the Superintendent, the Clerk of Works and inspectors appointed under Clause 22, and other persons authorized in writing by the Principal or by the Superintendent access to the work under the Contract at any place where the work is being carried out or materials are being prepared or stored.

The Principal shall ensure that the Contractor is not impeded in the execution of the Contractor’s work by any persons referred to in Clause 27.2, whilst exercising the right of access given by Clause 27.2.

27.3.	DELIVERY OF MATERIALS TO AND WORK ON SITE BEFORE POSSESSION

Until possession of the Site or part of the Site is given to the Contractor under Clause 27.1, the Contractor shall not deliver materials to or perform work on the Site or part of the Site, as the case may be, unless approval in writing is given by the Superintendent.

27.4.	USE OF SITE BY CONTRACTOR

Unless the Contract otherwise provides or the Superintendent gives prior written approval, the Contractor shall not use the Site or allow it to be used for—
(a)	camping;

(b)	residential purposes; or

(c)	any purpose not connected with the work under the Contract.
27.5.	FINDING OF MINERALS, FOSSILS AND RELICS

Valuable minerals, fossils, articles or objects of antiquity or of anthropological or archaeological interest, treasure trove, coins and articles of value found on the Site shall as between the parties be and remain the property of the Principal. Immediately upon the discovery of these things the Contractor shall take precautions to prevent their loss or removal or damage and shall notify the Superintendent of the discovery.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
If compliance with obligations under Clause 27.5 causes the Contractor to incur more or less cost than the Contractor could reasonably have anticipated at the time of tendering, the difference shall be valued under Clause 40.5.

28.	SETTING OUT THE WORKS

28.1.	SETTING OUT

The Superintendent shall supply to the Contractor the information and survey marks necessary to enable the Contractor to set out the Works and the survey marks specified in the Contract. Upon receipt of any necessary information and survey marks, the Contractor shall set out the Works in accordance with the Contract and shall provide all instruments and things necessary for that purpose.

28.2.	CARE OF SURVEY MARKS

The Contractor shall keep in their true positions all survey marks supplied by the Superintendent.

If a survey mark is disturbed or obliterated, the Contractor shall immediately notify the Superintendent and, unless the Superintendent otherwise directs, the Contractor shall reinstate the survey mark.

If the disturbance or obliteration is caused by a person referred to in Clause 27.2, other than the Contractor, the cost incurred by the Contractor in reinstating the survey mark shall be valued under Clause 40.5.

28.3.	ERRORS IN SETTING OUT

If the Contractor discovers an error in the position, level, dimensions or alignment of any work under the Contract, the Contractor shall immediately notify the Superintendent and, unless the Superintendent otherwise directs, the Contractor shall rectify the error.

If the error has been caused by incorrect information, survey marks or data supplied by the Superintendent, the cost incurred by the Contractor in rectifying the error shall be valued under Clause 40.5.

28.4.	SURVEY MARK DEFINED

‘Survey mark’ in Clause 28 means a survey peg, bench mark, reference mark, signal, alignment, level mark or any other mark for the purpose of setting out, checking or measuring work under the Contract.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
29.	MATERIALS, LABOUR AND CONSTRUCTIONAL PLANT

29.1.	PROVISION OF MATERIALS, LABOUR AND CONSTRUCTIONAL PLANT

Except to the extent that the Contract otherwise provides, the Contractor shall supply everything necessary for the proper performance of the Contractor’s obligations and discharge of the Contractor’s liabilities under the Contract.

29.2.	REMOVAL OF MATERIALS AND CONSTRUCTIONAL PLANT

From time to time the Superintendent may by written notice to the Contractor direct the Contractor not to remove from the Site Constructional Plant or materials. Thereafter, the Contractor shall not remove the materials or the Constructional Plant without the prior written approval of the Superintendent, which approval shall not be unreasonably withheld.

29.3.	MANUFACTURE AND SUPPLY OF MATERIALS

The Superintendent may direct the Contractor to supply particulars of—
(a)	the mode and place of manufacture;

(b)	the source of supply;

(c)	the performance capacities; and

(d)	other information,
in respect of any materials, machinery or equipment to be supplied by the Contractor under or used in connection with the Contract.

30.	MATERIALS AND WORK

30.1.	QUALITY OF MATERIALS AND WORK

The Contractor shall use the materials and standards of workmanship required by the Contract. In the absence of any requirement to the contrary, the Contractor shall use suitable new materials.

30.2.	*QUALITY ASSURANCE

The Contractor shall, if requirements are so stated in the Contract—
(a)	plan, establish and maintain a quality system which conforms to those requirements;

(b)	provide the Superintendent with access to the quality system of the Contractor and each of the subcontractors of the Contractor to enable monitoring and quality auditing.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
Any such quality system shall be used only as an aid to achieving compliance with the Contract and to document such compliance. Such system shall not relieve the Contractor of the responsibility to comply with the Contract.

NOTE: The inclusion of Quality Assurance requirements in a contract will require detailed clauses in the Specification or elsewhere in the Contract which have regard to the Quality Standard selected for the work.

30.3.	DEFECTIVE MATERIALS OR WORK

If the Superintendent discovers material or work provided by the Contractor which is not in accordance with the Contract, the Superintendent may direct the Contractor to—
(a)	remove the material from the Site;

(b)	demolish the work;

(c)	reconstruct, replace or correct the material or work; or

(d)	not to deliver the material or work to the Site.
The Superintendent may direct the times within which the Contractor must commence and complete the removal, demolition, replacement or correction.

If the Contractor fails to comply with a direction issued by the Superintendent pursuant to Clause 30.3 within the time specified by the Superintendent in the direction and provided the Superintendent has given the Contractor notice in writing that after the expiry of 7 days from the date on which the Contractor receives the notice the Principal intends to have the work carried out by other persons, the Principal may have the work of removal, demolition, replacement or correction carried out by other persons and the cost incurred by the Principal in having the work so carried out shall be a debt due from the Contractor to the Principal.

30.4.	VARIATIONS DUE TO DEFECTIVE MATERIALS OR WORK

Instead of a direction under Clause 30.3, the Superintendent may direct a variation pursuant to Clause 40. The variation shall be valued under Clause 40.5 and—
(a)	if the variation causes an increase or decrease in the value to the Principal of the Works, regard shall also be had to the increase or decrease; and

(b)	if the variation results in the Contractor incurring more or less cost than would reasonably have been incurred had the Contractor been given a direction under Clause 30.3, regard shall also be had to the difference.
30.5.	ACCEPTANCE OF DEFECTIVE MATERIAL OR WORK

Instead of a direction under Clause 30.3 or 30.4, the Superintendent may notify the Contractor that the Principal elects to accept the material or work notwithstanding that it is

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
not in accordance with the Contract. In that event the resulting increase or decrease in the value to the Principal of the Works and any other loss suffered by the Principal shall be valued under Clause 40.5.

30.6.	GENERALLY

The Superintendent shall give either a direction under Clause 30.3 or 30.4 or a notice under Clause 30.5 as soon as practicable after the Superintendent becomes aware that material or work is not in accordance with the Contract. The Superintendent may give the direction or notice at any time before the issue of the Final Certificate under Clause 42.8.

Except to the extent that to do so would be inconsistent with a direction under Clause 30.4 or a notice under Clause 30.5 and notwithstanding that the Superintendent has not given a direction under Clause 30 3, the Contractor shall promptly remove, demolish, replace or correct material or work that is not in accordance with the Contract.

A progress payment, or a test or a failure by the Superintendent or anyone else to disapprove any material or work shall not prejudice the power of the Superintendent too subsequently give a direction under Clause 30 3 or 30.4 or a notice under Clause 30.5.

Nothing in Clause 30 shall prejudice any other right which the Principal may have against the Contractor arising out of the failure of the Contractor to provide material or work in accordance with the Contract.

The Superintendent shall not be obliged to give a direction under Clause 30.4 or a notice, under Clause 30.5 to assist the Contractor.

31.	EXAMINATION AND TESTING

31.1.	SUPERINTENDENT MAY ORDER TESTS

In Clause 31 ‘test’ includes examine and measure. At any time prior to the issue of the Final Certificate the Superintendent may direct that any material or work under the Contract be tested. The Contractor shall provide such assistance and samples and make accessible such parts of the work under the Contract as may be required by the Superintendent On completion of the tests, the Contractor shall make good the work under the Contract so that it fully complies with the Contract.

31.2.	COVERING UP OF WORK

The Superintendent may direct that any part of the work under the Contract shall not be covered up or made inaccessible without the Superintendent’s prior approval.

31.3.	WHO CONDUCTS TESTS

Tests shall be conducted as provided in the Contract or by the Superintendent or a person (which may include the Contractor) nominated by the Superintendent.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
31.4.	NOTICE OF TESTS

Before conducting a test under the Contract the party conducting the test, being the Superintendent or the Contractor, shall give reasonable notice in writing to the other of the time, date and place of the test. If the other does not then attend, the test may nevertheless proceed.

31.5.	PROCEDURE IF TESTS DELAYED

Without prejudice to any other right, if the Contractor or the Superintendent delays in conducting a test, the other, after giving reasonable notice in writing of intention to do so, may conduct the test.

31.6.	RESULTS OF TESTS

Results of tests shall be promptly made available by each party to the other and to the Superintendent.

31.7.	COSTS OF TESTING

Costs of and incidental to testing shall be valued under Clause 40.5 and shall be borne by the Principal or paid by the Principal to the Contractor unless—
(a)	the Contract provides that the Contractor shall bear the costs or the test is one which the Contractor was required to conduct other than pursuant to a direction under Clause 31.1;

(b)	the test shows that the material or work is not in accordance with the Contract;

(c)	the test is in respect of work under the Contract covered up or made inaccessible without the Superintendent’s prior approval where such was required;

(d)	the test is consequent upon a failure of the Contractor to comply with a requirement of the Contract.
Where such costs are not to be borne by the Principal, they shall be borne by the Contractor or paid by the Contractor to the Principal.

31.8.	ACCESS FOR TESTING

If, during the Defects Liability Period—
(a)	the Principal or the Superintendent asserts that material or work is not in accordance with the Contract; and

(b)	the Contractor requests permission to test the material or work, the Principal shall not unreasonably refuse the Contractor access to test the material or work.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
32.	WORKING HOURS

The working hours and working days shall be as stated in the Contract and if not so stated as notified by the Contractor to the Superintendent prior to commencement of work on Site and shall not be varied without the prior approval of the Superintendent except when in the interests of safety of the work under the Contract or to protect life or property the Contractor finds it necessary to carry out work outside the working hours or on other than the working days stated in the Contract. In such cases the Contractor shall notify the Superintendent in writing of the circumstances as early as possible.

All costs attributable to the contract administration by or on behalf of the Principal of work during times approved pursuant to the previous paragraph shall be borne by the Principal.

33.	PROGRESS AND PROGRAMMING OF THE WORKS

33.1.	RATE OF PROGRESS

The Contractor shall proceed with the work under the Contract with due expedition and without delay.

The Contractor shall not suspend the progress of the whole or any part of the work under the Contract except where the suspension is under Clause 44.9 or is directed or approved by the Superintendent under Clause 34.

The Contractor shall give the Superintendent reasonable advance notice of when the Contractor requires any information, materials, documents or instructions from the Superintendent or the Principal.

The Principal and the Superintendent shall not be obliged to furnish any information, materials, documents or instructions earlier than the Principal or the Superintendent, as the case may be, should reasonably have anticipated at the Date of Acceptance of Tender.

The Superintendent may direct in what order and at what time the various stages or parts of the work under the Contract shall be performed. If the Contractor can reasonably comply with the direction, the Contractor shall do so. If the Contractor cannot reasonably comply, the Contractor shall notify the Superintendent in writing, giving reasons.

If compliance with the direction causes the Contractor to incur more or less cost than otherwise would have been incurred had the Contractor not been given the direction, the difference shall be valued under Clause 40.5.

33.2.	CONSTRUCTION PROGRAM

For the purposes of Clause 33, a ‘construction program’ is a statement in writing showing the dates by which, or the times within which, the various stages or parts of the work under the Contract are to be executed or completed.

A construction program shall not affect rights or obligations in Clause 33.1.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
The Contractor may voluntarily furnish to the Superintendent a construction program.

The Superintendent may direct the Contractor to furnish to the Superintendent a construction program within the time and in the form directed by the Superintendent.

The Contractor shall not, without reasonable cause, depart from—
(a)	a construction program included in the Contract; or

(b)	a construction program furnished to the Superintendent.
The furnishing of a construction program or of a further construction program shall not relieve the Contractor of any obligations under the Contract including the obligation to not, without reasonable cause, depart from an earlier construction program.

34.	SUSPENSION OF THE WORKS

34.1.	SUSPENSION BY SUPERINTENDENT

If the Superintendent considers that the suspension of the whole or part of the work under the Contract is necessary—
(a)	because of an act or omission of—
(i)	the Principal, the Superintendent or an employee, consultant or agent of the Principal; or

(ii)	the Contractor, a subcontractor or an employee or agent of either;
(b)	for the protection or safety of any person or property; or

(c)	to comply with an order of a court,
the Superintendent shall direct the Contractor to suspend the progress of the whole or part: of the work under the Contract for such time as the Superintendent thinks fit.

34.2.	SUSPENSION BY CONTRACTOR

If the Contractor wishes to suspend the whole or part of the work under the Contract, otherwise than under Clause 44.9, the Contractor shall obtain the prior written approval of the Superintendent. The Superintendent may approve of the suspension and may impose conditions of approval.

34.3.	RECOMMENCEMENT OF WORK

As soon as the Superintendent becomes aware that the reason for any suspension no longer exists, the Superintendent shall direct the Contractor to recommence work on the whole or on the relevant part of the work under the Contract.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
If work is suspended pursuant to Clause 34.2 or 44.9, the Contractor may recommence work at any time after reasonable advance notice to the Superintendent.

34.4.	COST OF SUSPENSION

Any cost incurred by the Contractor by reason of a suspension under Clause 34.1 or Clause 34.2 shall be borne by the Contractor but if the suspension is due to an act or omission of the Principal, the Superintendent or an employee, consultant or agent of the Principal and the suspension causes the Contractor to incur more or less cost than otherwise would have been incurred but for the suspension, the difference shall be valued under Clause 40.5.

34.5.	EFFECT OF SUSPENSION

Suspension shall not affect the Date for Practical Completion but the cause of suspension may be a ground for extension of time under Clause 35.5.

35.	TIMES FOR COMMENCEMENT AND PRACTICAL COMPLETION

35.1.	TIME FOR COMMENCEMENT OF WORK ON THE SITE

The Contractor shall give the Superintendent 7 days’ notice of the date upon which the Contractor proposes to commence work on the Site.

The Superintendent may reduce the period of notice required.

The Contractor shall commence work on the Site within 14 days after the Principal has given the Contractor possession of sufficient of the Site to enable the Contractor to commence work.

The Superintendent may extend the time for commencement of work on the Site.

35.2.	TIME FOR PRACTICAL COMPLETION

The Contractor shall execute the work under the Contract to Practical Completion by the Date for Practical Completion.

Upon the Date of Practical Completion the Contractor shall give possession of the Site and the Works to the Principal.

35.3.	SEPARABLE PORTIONS

The interpretations of—
(a)	Date for Practical Completion;

(b)	Date of Practical Completion;

(c)	Practical Completion,

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
and Clauses 5.7, 16, 35, 37, 38, 42.3 and 42.5 shall apply separately to each Separable Portion and references therein to the Works and to work under the Contract shall mean so much of the Works and the work under the Contract as is comprised in the relevant Separable Portion.

If the Contract does not make provision for the amount of security, retention moneys, liquidated damages or bonus applicable to a Separable Portion, the respective amounts applicable shall be such proportion of the security, retention moneys, liquidated damages or bonus applicable to the whole of the work under the Contract as the value of the Separable Portion bears to the value of the whole of the work under the Contract.

35.4.	USE OF PARTLY COMPLETED WORKS

If a part of the Works has reached a stage equivalent to that of Practical Completion but another part of the Works has not reached such a stage and the parties cannot agree upon the creation of Separable Portions, the Superintendent may determine that the respective parts shall be Separable Portions.

In using the Separable Portion that has reached Practical Completion, the Principal shall not hinder the Contractor in the performance of the work under the Contract.

35.5.	EXTENSION OF TIME FOR PRACTICAL COMPLETION

When it becomes evident to the Contractor that anything, including an act or omission of the Principal, the Superintendent or the Principal’s employees, consultants, other contractors or agents, may delay the work under the Contract, the Contractor shall promptly notify the Superintendent in writing with details of the possible delay and the cause.

When it becomes evident to the Principal that anything which the Principal is obliged to do or provide under the Contract may be delayed, the Principal shall give notice to the Superintendent who shall notify the Contractor in writing of the extent of the likely delay.

If the Contractor is or will be delayed in reaching Practical Completion by a cause described in the next paragraph and within 28 days after the delay occurs the Contractor gives the Superintendent a written claim for an extension of time for Practical Completion setting out the facts on which the claim is based, the Contractor shall be entitled to an extension of time for Practical Completion.

The causes are—
(a)	events occurring on or before the Date for Practical Completion which are beyond the reasonable control of the Contractor including but not limited to—

industrial conditions;

inclement weather;

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
(b)	any of the following events whether occurring before, on or after the Date for Practical Completion—
(i)	delays caused by—
— the Principal;

— the Superintendent;

— the Principal’s employees, consultants, other contractors or agents;
(ii)	actual quantities of work being greater than the quantities in the Bill of Quantities or the quantities determined by reference to the upper limit of accuracy stated in the Annexure (otherwise than by reason of a variation directed under Clause 40);

(iii)	latent conditions;

iv)	variations directed under Clause 40;

v)	repudiation or abandonment by a Nominated Subcontractor;

vi)	changes in the law;

vii)	directions by municipal, public or statutory authorities but not where the direction arose from the failure of the Contractor to comply with a requirement referred to in Clause 14.1;

viii)	delays by municipal, public or statutory authorities not caused by the Contractor;

ix)	claims referred to in Clause 17.1(v);

x)	any breach of the Contract by the Principal;

xi)	any other cause which is expressly stated in the Contract to be a cause for extension of time for Practical Completion.
Where more than one event causes concurrent delays and the cause of at least one of those events, but not all of them, is not a cause referred to in the preceding paragraph, then to the extent that the delays are concurrent, the Contractor shall not be entitled to an extension of time for Practical Completion.
In determining whether the Contractor is or will be delayed in reaching Practical Completion regard shall not be had to—
— whether the Contractor can reach Practical Completion by the Date for Practical Completion without an extension of time;

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
— whether the Contractor can, by committing extra resources or incurring extra expenditure, make up the time lost.
With any claim for an extension of time for Practical Completion, or as soon as practicable thereafter, the Contractor shall give the Superintendent written notice of the number of days extension claimed.

If the Contractor is entitled to an extension of time for Practical Completion the Superintendent shall, within 28 days after receipt of the notice of the number of days extension claimed, grant a reasonable extension of time. If within the 28 days the Superintendent does not grant the full extension of time claimed, the Superintendent shall before the expiration of the 28 days give the Contractor notice in writing of the reason.

In determining a reasonable extension of time for an event causing delay, the Superintendent shall have regard to whether the Contractor has taken all reasonable steps to preclude the occurrence of the cause and minimise the consequences of the delay.

Notwithstanding that the Contractor is not entitled to an extension of time the Superintendent may at any time and from time to time before the issue of the Final o Certificate by notice in writing to the Contractor extend the time for Practical Completion for any reason.

A delay by the Principal or the failure of the Superintendent to grant a reasonable extension of time or to grant an extension of time within 28 days shall not cause the Date for Practical Completion to be set at large but nothing in this paragraph shall prejudice s any right of the Contractor to damages.

35.6.	LIQUIDATED DAMAGES FOR DELAY IN REACHING PRACTICAL COMPLETION

If the Contractor fails to reach Practical Completion by the Date for Practical Completion, the Contractor shall be indebted to the Principal for liquidated damages at the rate stated in the Annexure for every day after the Date for Practical Completion to and including the Date of Practical Completion or the date that the Contract is terminated under Clause 44, whichever first occurs.

If after the Contractor has paid or the Principal has deducted liquidated damages, the time for Practical Completion is extended, the Principal shall forthwith repay to the Contractor any liquidated damages paid or deducted in respect of the period up to and including the new Date for Practical Completion.

35.7.	*LIMIT ON LIQUIDATED DAMAGES

The Contractor’s liability under Clause 35.6 is limited to the amount stated in the Annexure.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
35.8.	*BONUS FOR EARLY PRACTICAL COMPLETION

If the Date of Practical Completion is earlier than the Date for Practical Completion the Principal shall pay the Contractor the bonus stated in the Annexure for every day after the Date of Practical Completion to and including the Date for Practical Completion.

The total of the bonus shall not exceed the limit stated in the Annexure.

36.	DELAY OR DISRUPTION COSTS

Where the Contractor has been granted an extension of time under Clause 35.5 for any delay caused by any of the events referred to in Clause 35.5 (b)(i), the Principal shall pay to the Contractor such extra costs as are necessarily incurred by the Contractor by reason of the delay.

Where the Contractor has been granted an extension of time under Clause 35.5 for any delay caused by any other event for which payment of extra costs for delay or disruption is provided for in the Annexure or elsewhere in the Contract, the Principal shall pay to the Contractor such extra costs as are necessarily incurred by the Contractor by reason of the delay.

Nothing in Clause 36 shall—
(a)	oblige the Principal to pay extra costs for delay or disruption which have already been included in the value of a variation or any other payment under the Contract; or

(b)	limit the Principal’s liability for damages for breach of contract.
37.	DEFECTS LIABILITY

The Defects Liability Period stated in the Annexure shall commence on the Date of Practical Completion.

As soon as possible after the Date of Practical Completion, the Contractor shall rectify any defects or omissions in the work under the Contract existing at Practical Completion.

At any time prior to the 14th day after the expiration of the Defects Liability Period, the Superintendent may direct the Contractor to rectify any omission or defect in the work sounder the Contract existing at the Date of Practical Completion or which becomes apparent prior to the expiration of the Defects Liability Period. The direction shall identify the omission or defect and state a date by which the Contractor shall complete the work of rectification and may state a date by which the work of rectification shall commence. The direction may provide that in respect of the work of rectification there shall be a separate Defects Liability Period of a stated duration not exceeding the period stated in the Annexure. The separate Defects Liability Period shall commence on the date the Contractor completes the work of rectification. Clause 37 shall apply in respect of the work of rectification and the Defects Liability Period for that work of rectification.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
If the work of rectification is not commenced or completed by the stated dates, the Principal may have the work of rectification carried out at the Contractor’s expense, but without prejudice to any other rights that the Principal may have against the Contractor with respect to such omission or defect and the cost of the work of rectification incurred by the Principal shall be a debt due from the Contractor.

If it is necessary for the Contractor to carry out work of rectification, the Contractor shall do so at times and in a manner which cause as little inconvenience to the occupants or users of the Works as is reasonably possible.

38.	CLEANING UP

The Contractor shall keep the Site and the work clean and tidy. The Contractor shall regularly remove rubbish and surplus material.

Within 14 days after the Date of Practical Completion the Contractor shall remove Temporary Works and Constructional Plant.

The Superintendent may extend the time for removal of Temporary Works or Constructional Plant necessary to enable the Contractor to perform remaining obligations.

Notwithstanding the provisions of Clause 44, if the Contractor fails to comply with any obligation imposed on the Contractor by Clause 38, the Superintendent may, after the Superintendent has given reasonable notice in writing to the Contractor, have the work of cleaning and tidying up carried out by other persons and the reasonable cost incurred by the Principal in having the work so carried out may be recovered by the Principal as a debt due from the Contractor to the Principal. The rights given by this paragraph are in addition to any other right.

39.	URGENT PROTECTION

If urgent action is necessary to protect the work under the Contract, other property or people and the Contractor fails to take the action, the Principal may take the necessary action.

If the action was action which the Contractor should have taken at the Contractor’s cost, the cost incurred by the Principal shall be a debt due from the Contractor.

If time permits, the Superintendent shall give the Contractor prior written notice of the Principal’s intention to take action under Clause 39.

40.	VARIATIONS

40.1.	VARIATIONS TO THE WORK

The Superintendent may direct the Contractor to—
(a)	increase, decrease or omit any part of the work under the Contract;

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
(b)	change the character or quality of any material or work;

(c)	change the levels, lines, positions or dimensions of any part of the work under the Contract;

(d)	execute additional work; and/or

(e)	demolish or remove material or work no longer required by the Principal.
The Contractor shall not vary the work under the Contract except as directed by the Superintendent or approved in writing by the Superintendent under Clause 40.

The Contractor is bound only to execute a variation that is within the general scope of the Contract.

The Contractor shall not be bound to execute a variation directed after Practical Completion unless the variation is in respect of rectification work referred to in Clause 37.

40.2.	PROPOSED VARIATIONS

Upon receipt of a notice in writing from the Superintendent advising the Contractor of a proposed variation under Clause 40, the Contractor shall advise the Superintendent whether the proposed variation can be effected. If the variation can be effected, the Contractor shall—
(a)	advise the Superintendent of the effect which the Contractor anticipates that the variation will have on the construction program and time for Practical Completion; and

(b)	provide an estimate of the cost (including delay costs, if any) of the proposed variation.
The Principal shall reimburse the Contractor for the reasonable costs of complying with the requirements of Clause 40.2.

40.3.	PRICING THE VARIATION

Unless the Superintendent and the Contractor agree upon the price for a variation, the variation directed or approved by the Superintendent under Clause 40.1 shall be valued under Clause 40.5.

The Superintendent may direct the Contractor to provide a detailed quotation for the work of a variation supported by measurements or other evidence of cost.

40.4.	VARIATIONS FOR THE CONVENIENCE OF THE CONTRACTOR

If the Contractor requests the Superintendent to approve a variation for the convenience of the Contractor, the Superintendent may do so in writing. The approval may be conditional.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
Unless the Superintendent otherwise directs in the notice approving the variation, the Contractor shall not be entitled to—
(a)	an extension of time for Practical Completion; or

(b)	extra payment,
in respect of the variation or anything arising out of the variation which would not have arisen had the variation not been approved.

The Superintendent shall not be obliged to approve a variation for the convenience of the Contractor.

40.5.	VALUATION

Where the Contract provides that a valuation shall be made under Clause 40.5, the Principal shall pay or allow the Contractor or the Contractor shall pay or allow the Principal as the case may require, an amount ascertained by the Superintendent as follows—
(a)	if the Contract prescribes specific rates or prices to be applied in determining the value, those rates or prices shall be used;

(b)	if Clause 40.5(a) does not apply, the rates or prices in a Priced Bill of Quantities or Schedule of Rates shall be used to the extent that it is reasonable to use them;

(c)	to the extent that neither Clause 40.5(a) or 40.5(b) apply, reasonable rates or prices shall be used in any valuation made by the Superintendent;

(d)	in determining the deduction to be made for work which is taken out of the Contract, the deduction shall include a reasonable amount for profit and overheads;

(e)	if the valuation is of an increase or decrease in a fee or charge or is a new fee or charge under Clause 14.3, the value shall be the actual increase or decrease or the actual amount of the new fee or charge without regard to overheads or profit;

(f)	if the valuation relates to extra costs incurred by the Contractor for delay or disruption, the valuation shall include a reasonable amount for overheads but shall not include profit or loss of profit;

(g)	if Clause 11(b) applies, the percentage referred to in Clause 11(b) shall be used for valuing the Contractor’s profit and attendance; and

(h)	daywork shall be valued in accordance with Clause 41.
When under Clause 40.3 the Superintendent directs the Contractor to support a variation with measurements and other evidence of cost, the Superintendent shall allow the Contractor the reasonable cost of preparing the measurements or other evidence of cost that has been incurred over and above the reasonable overhead cost.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
41.	DAYWORK

The Superintendent may direct that quantities greater than those determined by reference to the upper limit of accuracy referred to in Clause 3.3 or variations directed by the Superintendent under Clause 40.1 shall be carried out as Daywork. The Contractor shall thereafter each day record particulars of all resources used by the Contractor for the execution of the Daywork and each day furnish to the Superintendent the particulars and copies of time sheets, wages sheets, invoices, receipts and other documents evidencing the cost of the Daywork. The Superintendent may direct the manner in which matters are to be recorded.

In determining the value of Daywork regard shall be had to—
(a)	the amount of wages and allowances paid or payable by the Contractor at the rates obtaining on the Site at the time as established by the Contractor to the satisfaction of the Superintendent or at such other rates as may be approved by the Superintendent;

(b)	the amount paid or payable by the Contractor in accordance with any statute or award applicable to day labour additional to the wages paid or payable under Clause 41(a);

(c)	the amount of hire charges in respect of Constructional Plant approved by the Superintendent for use on the work in accordance with such hiring rates and conditions as may be agreed between the Superintendent and the Contractor or, in the absence of agreement, in accordance with such rates and conditions as may be determined by the Superintendent;

(d)	the amounts paid for services, subcontracts and professional fees;

(e)	the actual cost to the Contractor at the Site of all materials supplied and required for the work; and

(f)	the charge stated in the Annexure or, if no charge is stated, a charge agreed between the Superintendent and the Contractor to cover overheads, administrative costs, site supervision, establishment costs, attendance and profit, or, in the absence of agreement, a reasonable charge determined by the Superintendent.

Amounts payable for Daywork shall not be subject to adjustment for rise and fall in costs notwithstanding that the Contract may provide for adjustment for rise and fall in costs.

42.	CERTIFICATES AND PAYMENTS

42.1.	PAYMENT CLAIMS, CERTIFICATES, CALCULATIONS AND TIME FOR PAYMENT

At the times for payment claims stated in the Annexure and upon issue of a Certificate of Practical Completion and within the time prescribed by Clause 42.7, the Contractor shall deliver to the Superintendent claims for payment supported by evidence of the amount due to

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
the Contractor and such information as the Superintendent may reasonably require. Claims for payment shall include the value of work carried out by the Contractor in the performance of the Contract to that time together with all amounts then due to the Contractor arising out of or in connection with the Contract or for any alleged breach thereof.

Within 14 days after receipt of a claim for payment, the Superintendent shall issue to the Principal and to the Contractor a payment certificate stating the amount of the payment which, in the opinion of the Superintendent, is to be made by the Principal to the Contractor or by the Contractor to the Principal. The Superintendent shall set out in the certificate the calculations employed to arrive at the amount and, if the amount is more or less than the amount claimed by the Contractor, the reasons for the difference. The Superintendent shall allow in any payment certificate issued pursuant to this Clause 42.1 or any Final Certificate issued pursuant to Clause 42.8 or a Certificate issued pursuant to Clause 44.6, amounts paid under the Contract and amounts otherwise due from the Principal to the Contractor and/or due from the Contractor to the Principal arising out of or in connection with the Contract including but not limited to any amount due or to be credited under any provision of the Contract.

If the Contractor fails to make a claim for payment under Clause 42.1, the Superintendent may nevertheless issue a payment certificate.

Subject to the provisions of the Contract, within 28 days after receipt by the Superintendent of a claim for payment or within 14 days of issue by the Superintendent of the Superintendent’s payment certificate, whichever is the earlier, the Principal shall pay to the Contractor or the Contractor shall pay to the Principal, as the case may be, an amount not less than the amount shown in the Certificate as due to the Contractor or to the Principal as the case may be, or if no payment certificate has been issued, the Principal shall pay the amount of the Contractor’s claim. A payment made pursuant to this Clause shall not prejudice the right of either party to dispute under Clause 47 whether the amount so paid is the amount properly due and payable and on determination (whether under Clause 47 or as otherwise agreed) of the amount so properly due and payable, the Principal or Contractor, as the case may be, shall be liable to pay the difference between the amount of such payment and the amount so properly due and payable.

Payment of moneys shall not be evidence of the value of work or an admission of liability or evidence that work has been executed satisfactorily but shall be a payment on account only, except as provided by Clause 42.8.

Notwithstanding Clause 42.4, the Principal shall be obliged to pay for any item of unfixed plant and materials where that item is—
(i)	to be imported into Australia, provided the Contractor has given the Principal a clean on board bill of lading or its equivalent, drawn or endorsed to the order of the Principal and, where appropriate, a custom’s invoice for the item; or

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
(ii)	listed in the Annexure and which is not an item to be imported into Australia, provided the Contractor establishes to the satisfaction of the Superintendent that the Contractor has paid for the item, and the item is properly stored, labelled the property of the Principal and adequately protected.
Upon payment to the Contractor of the amount which includes the value of the item, the item shall be the property of the Principal free of any lien or charge.

Except as provided in the Contract, the Principal shall not be obliged to pay for any item of unfixed plant and materials which is not incorporated in the Works.

42.2.	CORRECTION OF PAYMENT CERTIFICATES

At any time and from time to time, the Superintendent may by a further certificate correct any error which has been discovered in any previous certificate, other than a Certificate of Practical Completion or Final Certificate.

42.3.	RETENTION MONEYS

The Principal may deduct from moneys otherwise due to the Contractor amounts up to the limit of the percentages, if any, stated in the Annexure of so much of the value of the respective items stated in the Annexure as is included in the calculation of a payment.

42.4.	UNFIXED PLANT AND MATERIALS

Alternative 1

If the Contractor claims payment for plant or materials intended for incorporation in the Works but not incorporated, the Principal shall not be obliged to make payment for the plant or materials unless the Contractor provides additional security in one of the forms provided by Clause 5.3 in an amount equal to the payment claimed for the plant or materials.

Alternative 2

If the Contractor claims payment for plant or materials intended for incorporation in the Works but not incorporated the Principal shall not be obliged to make payment for such plant or materials but the Principal may make payment, if the Contractor establishes to the satisfaction of the Superintendent that—
(a)	such plant or materials have reasonably but not prematurely been delivered to or adjacent to the Site;

(b)	ownership of such plant and materials will pass to the Principal upon the making of the payment claimed; and

(c)	such plant or materials are properly stored, labelled the property of the Principal and adequately protected.
Upon payment to the Contractor of the amount claimed, the plant or materials the subject of the claim shall be the property of the Principal free of any lien or charge.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
Alternative 3

The Contractor shall not be entitled to payment for plant or materials not incorporated in the Works.

42.5.	CERTIFICATE OF PRACTICAL COMPLETION

The Contractor shall give the Superintendent at least 14 days notice of the date upon which the Contractor anticipates that Practical Completion will be reached.

When the Contractor is of the opinion that Practical Completion has been reached, the Contractor shall in writing request the Superintendent to issue a Certificate of Practical Completion. Within 14 days of the receipt of the request, the Superintendent shall give to the Contractor and to the Principal a Certificate of Practical Completion certifying the Date of Practical Completion or give the Contractor in writing the reasons for not issuing the Certificate.

When the Superintendent is of the opinion that Practical Completion has been reached, the Superintendent may issue a Certificate of Practical Completion whether or not the Contractor has made a request for its issue.

42.6.	EFFECT OF CERTIFICATES

The issue of a payment certificate or a Certificate of Practical Completion shall not constitute approval of any work or other matter nor shall it prejudice any claim by the Principal or the Contractor.

42.7.	FINAL PAYMENT CLAIM

Within 28 days after the expiration of the Defects Liability Period, or where there is more than one, the last to expire, the Contractor shall lodge with the Superintendent a final payment claim and endorse it ‘Final Payment Claim’.

The Contractor shall include in that claim all moneys which the Contractor considers to be due from the Principal under or arising out of the Contract or any alleged breach thereof.

After the expiration of the period for lodging a Final Payment Claim, any claim which the Contractor could have made against the Principal and has not been made shall be barred.

42.8.	FINAL CERTIFICATE

Within 14 days after receipt of the Contractor’s Final Payment Claim or, where the Contractor fails to lodge such claim, the expiration of the period specified in Clause 42.7 for the lodgement of the Final Payment Claim by the Contractor, the Superintendent shall issue to the Contractor and to the Principal a final payment certificate endorsed ‘Final Certificate’. In the certificate the Superintendent shall certify the amount which in the Superintendent’s opinion is finally due from the Principal to the Contractor or from the Contractor to the Principal under or arising out of the Contract or any alleged breach thereof.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
Unless either party, either before the Final Certificate has been issued or not later than 15 days after the issue thereof, serves a notice of dispute under Clause 47, the Final Certificate shall be evidence in any proceedings of whatsoever nature and whether under the Contract or otherwise between the parties arising out of the Contract, that the Works have been completed in accordance with the terms of the Contract and that any necessary effect has been given to all the terms of the Contract which require additions or deductions to be made to the Contract Sum, except in the case of—
(a)	fraud, dishonesty or fraudulent concealment relating to the Works or any part thereof or to any matter dealt with in the said Certificate;

(b)	any defect (including omission) in the Works or any part thereof which was not apparent at the end of the Defects Liability Period, or which would not have been disclosed upon reasonable inspection at the time of the issue of the Final Certificate;

or

(c)	any accidental or erroneous inclusion or exclusion of any work, plant, materials or figures in any computation or any arithmetical error in any computation.
Within 14 days after the issue of a Final Certificate which certifies a balance owing by the Principal to the Contractor, the Principal shall release to the Contractor any retention moneys or security then held by the Principal.

42.9.	INTEREST ON OVERDUE PAYMENTS

If any moneys due to either party remain unpaid after the date upon which or the expiration of the period within which they should have been paid then interest shall be payable thereon from but excluding the date upon which or the expiration of the period within which they should have been paid to and including the date upon which the moneys are paid. The rate of interest shall be the rate stated in the Annexure and if no rate is stated the rate shall be 18 percent per annum. Interest shall be compounded at six monthly intervals.

42.10.	SET OFFS BY THE PRINCIPAL

The Principal may deduct from moneys due to the Contractor any money due from the Contractor to the Principal otherwise than under the Contract and if those moneys are insufficient, the Principal may, subject to Clause 5.5, have recourse to retention moneys and, if they are insufficient, then to security under the Contract.

42.11.	RECOURSE FOR UNPAID MONEYS

Where, within the time provided by the Contract, a party fails to pay the other party an amount due and payable under the Contract, the other party may, subject to Clause 5.5, have recourse to retention moneys, if any, and, if those moneys are insufficient, then to security under the Contract and any deficiency remaining may be recovered by the other party as a debt due and payable.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
43.	PAYMENT OF WORKERS AND SUBCONTRACTORS
(a)	Before the Principal makes each payment to the Contractor, the Superintendent may, not less than 5 days before a Payment Certificate is due, in writing request the Contractor—
(i)	to give the Superintendent a statutory declaration by the Contractor or, where the Contractor is a corporation, by a representative of the Contractor who is in a position to know the facts declared, that all workers who have at any time been employed by the Contractor on work under the Contract have at the date of the request been paid all moneys due and payable to them in respect of their employment on the work under the Contract; and

(ii)	to provide documentary evidence to the Superintendent that at the date of the request all workers who have been employed by a subcontractor of the Contractor have been paid all moneys due and payable to them in respect of their employment on the work under the Contract.
(b)	Not earlier than 14 days after the Contractor has made each claim for payment under Clause 42.1, and before the Principal makes that payment to the Contractor, the Contractor shall give to the Superintendent a statutory declaration by the Contractor or, where the Contractor is a corporation, by a representative of the Contractor who is in a position to know the facts declared, that all subcontractors have been paid all moneys due and payable to them in respect of work under the Contract.

(c)	If the Contractor fails—
(i)	within five days after a request by the Superintendent under Clause 43(a), to provide the statutory declaration, or the documentary evidence (as the case may be) required pursuant to Clause 43; or

(ii)	to comply with Clause 43(b),
notwithstanding Clause 42.1, the Principal may withhold payment of moneys due to the Contractor until the statutory declaration or documentary evidence (as the case may be) is received by the Superintendent.

If the Contractor provides to the Superintendent satisfactory proof of the maximum amount due and payable to workers and subcontractors by the Contractor, the Principal shall not be entitled to withhold any amount in excess of the maximum amount.

At the written request of the Contractor and out of moneys payable to the Contractor, the Principal may on behalf of the Contractor make payments directly to any worker or subcontractor.

If any worker or subcontractor obtains a court order in respect of moneys referred to in Clause 43(a) or (b) and produces to the Principal the court order and a statutory

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
declaration that it remains unpaid, the Principal may pay the amount of the order, and costs included in the order, to the worker or subcontractor and the amount paid shall be a debt due from the Contractor to the Principal.

After the making of a sequestration order or a winding up order in respect of the Contractor, the Principal shall not make any payment to a worker or subcontractor without the concurrence of the official receiver or trustee of the estate of the bankrupt or the liquidator as the case may be.

44.	DEFAULT OR INSOLVENCY

44.1.	PRESERVATION OF OTHER RIGHTS

If a party breaches or repudiates the Contract, nothing in Clause 44 shall prejudice the right of the other party to recover damages or exercise any other right.

44.2.	DEFAULT BY THE CONTRACTOR

If the Contractor commits a substantial breach of contract and the Principal considers that damages may not be an adequate remedy, the Principal may give the Contractor a written notice to show cause.

Substantial breaches include but are not limited to—
(a)	suspension of work, in breach of Clause 33.1;

(b)	failing to proceed with due expedition and without delay, in breach of Clause 33.1;

(c)	failing to lodge security in breach of Clause 5;

(d)	failing to use the materials or standards of workmanship required by the Contract, in breach of Clause 30.1;

(e)	failing to comply with a direction of the Superintendent under Clause 30.3, in breach of Clause 23;

(f)	failing to provide evidence of insurance, in breach of Clause 21.1; and/or

(g)	in respect of Clause 43, knowingly providing a statutory declaration or documentary evidence which contains a statement that is untrue.
44.3.	REQUIREMENTS OF A NOTICE BY THE PRINCIPAL TO SHOW CAUSE

A notice under Clause 44.2 shall—
(a)	state that it is a notice under Clause 44 of the General Conditions of Contract;

(b)	specify the alleged substantial breach;

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
(c)	require the Contractor to show cause in writing why the Principal should not exercise a right referred to in Clause 44.4;

(d)	specify the time and date by which the Contractor must show cause (which time shall not be less than 7 clear days after the notice is given to the Contractor); and

(e)	specify the place at which cause must be shown.
44.4.	RIGHTS OF THE PRINCIPAL

If by the time specified in a notice under Clause 44.2 the Contractor fails to show reasonable cause why the Principal should not exercise a right referred to in Clause 44.4, the Principal may by notice in writing to the Contractor—
(a)	take out of the hands of the Contractor the whole or part of the work remaining to be completed; or

(b)	terminate the Contract.
Upon giving a notice under Clause 44.2, the Principal may suspend payments to the Contractor until the earlier of—
(i)	the date upon which the Contractor shows reasonable cause;

(ii)	the date upon which the Principal takes action under Clause 44.4(a) or (b); or

(iii)	the date which is 7 days after the last day for showing cause in the notice under Clause 44.2.
If the Principal exercises the right under Clause 44.4(a), the Contractor shall not be entitled to any further payment in respect of the work taken out of the hands of the Contractor unless a payment becomes due to the Contractor under Clause 44.6.

44.5.	PROCEDURE WHEN THE PRINCIPAL TAKES OVER WORK

If the Principal takes work out of the hands of the Contractor under Clause 44.4(a) the Principal shall complete that work and the Principal may without payment of compensation take possession of such of the Constructional Plant and other things on or in the vicinity of the Site as are owned by the Contractor and are reasonably required by the Principal to facilitate completion of the work.

If the Principal takes possession of Constructional Plant or other things, the Principal shall maintain the Constructional Plant and, subject to Clause 44.6, on completion of the work the Principal shall return to the Contractor the Constructional Plant and any things taken under this Clause which are surplus.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
44.6.	ADJUSTMENT ON COMPLETION OF THE WORK TAKEN OUT OF THE HANDS OF THE CONTRACTOR

When work taken out of the hands of the Contractor under Clause 44.4(a) is completed the Superintendent shall ascertain the cost incurred by the Principal in completing the work and shall issue a certificate to the Principal and the Contractor certifying the amount of that cost.

If the cost incurred by the Principal is greater than the amount which would have been paid to the Contractor if the work had been completed by the Contractor, the difference shall be a debt due from the Contractor to the Principal. If the cost incurred by the Principal is less than the amount that would have been paid to the Contractor if the work had been completed by the Contractor, the difference shall be a debt due to the Contractor from the Principal. The Principal shall keep records of the cost in a similar manner to that prescribed in Clause 41.

If the Contractor is indebted to the Principal, the Principal may retain Constructional Plant or other things taken under Clause 44.5 until the debt is satisfied. If after reasonable notice, the Contractor fails to pay the debt, the Principal may sell the Constructional Plant or other things and apply the proceeds to the satisfaction of the debt and the costs of sale. Any excess shall be paid to the Contractor.

44.7.	DEFAULT OF THE PRINCIPAL

If the Principal commits a substantial breach of contract and the Contractor considers that damages may not be an adequate remedy, the Contractor may give the Principal a written notice to show cause.

Substantial breaches include but are not limited to—
(a)	failing to make a payment, in breach of Clause 42.1;

(b)	failure by the Superintendent to either issue a Certificate of Practical Completion or give the Contractor, in writing, the reasons for not issuing the Certificate within 14 days of receipt of a request by the Contractor to issue the Certificate, in breach of Clause 42.5;

(c)	failing to produce evidence of insurance, in breach of Clause 21.1;

(d)	failing to give the Contractor possession of sufficient of the Site, in breach of Clause 27.1, but only if the failure continues for longer than the period stated in the Annexure; and/or

(e)	failing to lodge security in breach of Clause 5.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
44.8.	REQUIREMENTS OF A NOTICE BY THE CONTRACTOR TO SHOW CAUSE

A notice under Clause 44.7 shall—
(a)	state that it is a notice under Clause 44 of the General Conditions of Contract;

(b)	specify the alleged substantial breach;

(c)	require the Principal to show cause in writing why the Contractor should not exercise a right referred to in Clause 44.9;

(d)	specify the time and date by which the Principal must show cause (which shall not be less than 7 clear days after the notice is given to the Principal); and

(e)	specify the place at which cause must be shown.
44.9.	RIGHTS OF THE CONTRACTOR

If by the time specified in a notice under Clause 44.7 the Principal fails to show reasonable cause why the Contractor should not exercise a right referred to in Clause 44.9, the Contractor may by notice in writing to the Principal suspend the whole or any part of the work under the Contract.

The Contractor shall lift the suspension if the Principal remedies the breach but if within 28 days after the date of suspension under Clause 44.9, the Principal fails to remedy the breach or, if the breach is not capable of remedy, fails to make other arrangements to the reasonable satisfaction of the Contractor, the Contractor may by notice in writing to the Principal terminate the Contract.

The Contractor shall be entitled to recover from the Principal any damages incurred by the Contractor by reason of the suspension.

44.10.	RIGHTS OF THE PARTIES ON TERMINATION

If the Contract is terminated under Clause 44.4(b) or Clause 44.9 the rights and liabilities of the parties shall be the same as they would have been at common law had the defaulting party repudiated the Contract and the other party elected to treat the Contract as at an end and recover damages.

44.11.	INSOLVENCY

If—
(a)	a party informs the other party in writing or creditors generally that the party is insolvent;

(b)	a party commits an act of bankruptcy;

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
(c)	a bankruptcy petition is presented against a party;

(d)	a party is made bankrupt;

(e)	a meeting of creditors of a party is called with a view to—
(i)	entering a scheme of arrangement or composition with creditors; or

(ii)	placing the party under official management;
(f)	a party enters a scheme of arrangement or composition with creditors;

(g)	a resolution is passed at a meeting of creditors to place a party under official management;

(h)	a party is placed under official management;

(i)	a receiver of the property or part of the property of a party is appointed;

(j)	an application is made to a court for the winding up of a party and not stayed within 14 days;

(k)	a winding up order is made in respect of a party, and/or

(l)	execution is levied against a party by creditors, debenture holders or trustees or under a floating charge—
(i)	where the other party is the Principal, the Principal may, without giving a notice to show cause, exercise the right under Clause 44.4(a);

(ii)	where the other party is the Contractor, the Contractor may, without giving a notice to show cause, exercise the right under Clause 44.9.
The rights given by Clause 44.11 are in addition to any other rights and may be exercised notwithstanding that there has been no breach of contract.

45.	*TERMINATION BY FRUSTRATION

If, under the law governing the Contract, the Contract is frustrated, the Principal shall pay the Contractor—
(a)	for work executed prior to the date of frustration, the amount which would have been payable if the Contract had not been frustrated and the Contractor had made a progress claim on the date of frustration;

(b)	the cost of materials reasonably ordered by the Contractor for the work under the Contract, which the Contractor is liable to accept, but only if the materials become the property of the Principal upon payment;

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
(c)	costs reasonably incurred by the Contractor in the expectation of completing the whole of the work under the Contract and not included in any payment by the Principal;

(d)	all retention moneys and security;

(e)	the reasonable cost of removal of Constructional Plant;

(f)	the reasonable cost of return to their place of recruitment of the Contractor’s employees engaged in the work under the Contract at the date of frustration.
46.	TIME FOR NOTIFICATION OF CLAIMS

46.1.	CONTRACTOR’S PRESCRIBED NOTICE

The Principal shall not be liable upon any claim by the Contractor in respect of or arising out of a breach of the Contract unless within 28 days after the first day upon which the Contractor could reasonably have been aware of the breach, the Contractor has given to the Superintendent the prescribed notice.

The Principal shall not be liable upon any other claim by the Contractor for any extra cost or expense in respect of or arising out of any direction or approval by the Superintendent unless within 42 days after the first day upon which the Contractor could reasonably have been aware of the entitlement to make the claim, the Contractor has given to the Superintendent the prescribed notice.

The prescribed notice is a notice in writing which includes particulars of all of the following—
(a)	the breach, act, omission, direction, approval or circumstances on which the claim is or will be based;

(b)	the provision of the Contract or other basis for the claim or proposed claim; and

(c)	the quantum or likely quantum of the claim.
This Clause 46.1 shall not have any application to—
(i)	any claim for payment to the Contractor of an amount or amounts forming part of the Contract Sum or any part thereof;

(ii)	any claim for payment for a variation directed by the Superintendent or to be made pursuant to Clause 12.3;

(iii)	any claim for an extension of time for Practical Completion; or

(iv)	the provisions of Clause 46.2.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
46.2.	TIME FOR DISPUTING SUPERINTENDENT’S DIRECTION

If the Superintendent—
(a)	has given a direction (other than a decision under Clause 47.2) pursuant to the Contract; and

(b)	has served a notice in writing on each party that if a party wishes to dispute the direction then that party is required to do so under Clause 47, the direction shall not be disputed unless a notice of dispute in accordance with Clause 47.1 is given by one party to the other party and to the Superintendent within 56 days after the date of service on that party of the notice pursuant to Clause 46.2(b).

47.	DISPUTE RESOLUTION

47.1.	NOTICE OF DISPUTE

If a dispute between the Contractor and the Principal arises out of or in connection with the Contract, including a dispute concerning a direction given by the Superintendent, then either party shall deliver by hand or send by certified mail to the other party and to the Superintendent a notice of dispute in writing adequately identifying and providing details of the dispute.

Notwithstanding the existence of a dispute, the Principal and the Contractor shall continue to perform the Contract, and subject to Clause 44, the Contractor shall continue with the work under the Contract and the Principal and the Contractor shall continue to comply with Clause 42.1.

A claim in tort, under statute or for restitution based on unjust enrichment or for rectification or frustration, may be included in an arbitration.

47.2.	FURTHER STEPS REQUIRED BEFORE PROCEEDINGS

Alternative 1

Within 14 days after service of a notice of dispute, the parties shall confer at least once, and at the option of either party and provided the Superintendent so agrees, in the presence of the Superintendent, to attempt to resolve the dispute and failing resolution of the dispute to explore and if possible agree on methods of resolving the dispute by other means. At any such conference each party shall be represented by a person having authority to agree to a resolution of the dispute.

In the event that the dispute cannot be so resolved or if at any time either party considers that the other party is not making reasonable efforts to resolve the dispute, either party may by notice in writing delivered by hand or sent by certified mail to the other party refer such dispute to arbitration or litigation.

Alternative 2

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
A party served with a notice of dispute may give a written response to the notice to the other party and the Superintendent within 28 days of the receipt of the notice. Within 42 days of the service on the Superintendent of a notice of dispute or within 14 days of the receipt by the Superintendent of the written response, whichever is the earlier, the Superintendent shall give to each party the Superintendent’s written decision on the dispute, together with reasons for the decision.

If either party is dissatisfied with the decision of the Superintendent, or if the Superintendent fails to give a written decision on the dispute within the time required under Clause 47.2 the parties shall, within 14 days of the date of receipt of the decision, or within 14 days of the date upon which the decision should have been given by the Superintendent confer at least once to attempt to resolve the dispute and failing resolution of the dispute to explore and if possible agree on methods of resolving the dispute by other means. At any such conference, each party shall be represented by a person having authority to agree to a resolution of the dispute.

In the event that the dispute cannot be so resolved or if at any time after the Superintendent has given a decision either party considers that the other party is not making reasonable efforts to resolve the dispute, either party may, by notice in writing delivered by hand or sent by certified mail to the other party, refer such dispute to arbitration or litigation.

47.3.	ARBITRATION

Arbitration shall be effected by a single arbitrator who shall be nominated by the person named in the Annexure, or if no person is named, by the Chairperson for the time being of the Chapter of the Institute of Arbitrators Australia in the State or Territory named in the Annexure. Such arbitration shall be held in the State or Territory stated in the Annexure.

Unless the parties agree in writing, any person agreed upon by the parties to resolve the dispute pursuant to Clause 47.2 shall not be appointed as an arbitrator, nor may that person be called as a witness by either party in any proceedings.

Notwithstanding Clause 42.9, the arbitrator may award whatever interest the arbitrator considers reasonable.

If one party has overpaid the other, whether pursuant to a Superintendent’s certificate or not and whether under a mistake of law or fact, the arbitrator may order repayment together with interest.

47.4.	SUMMARY OR URGENT RELIEFS

Nothing herein shall prejudice the right of a party to institute proceedings to enforce payment due under Clause 42 or to seek urgent injunctive or declaratory relief in respect of a dispute under Clause 47 or any matter arising under the Contract.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part III: General Conditions of Contract
48.	WAIVER OF CONDITIONS

Except as provided at law or in equity or elsewhere in the Contract, none of the terms of the Contract shall be varied, waived, discharged or released, except with the prior consent in writing of the Principal in each instance.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
PART IV : SPECIFICATION

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
1.	DESCRIPTION OF SITE AND WORKS

1.1.	SITE

The description of the land to which this specification relates is that portion of Lihir Island, New Ireland, Papua New Guinea as shown on Figure 1.

The land is occupied and controlled by the Principal under a Mining Lease for the primary purpose of open pit mining and processing of gold bearing ore. In parts of the site, the ore has to be extracted from formations with geothermal conditions where ground and fluid temperatures are in excess of 100 [o] C.

The location of the Site where the wells will be drilled and cored are as indicated on Figure 1. Approximately five 1500 m deep geothermal wells are proposed to be drilled and cored by the Contractor’s geothermal coring rig with the option (at the Principal’s absolute discretion) for an additional five 1500m wells. One workover on an established well drilled under the Contract may be required. The Principal reserves the right to drill and core additional wells or not drill and core all of the wells specified and not carry out a workover, for whatever reason. The wells are expected to be drilled and cored for the purposes of assessing and exploring the extent of the geothermal energy resources within the Site. Based on other subsurface information, insitu formation temperatures at or near 1500 m below the surface may exceed 200 [o] C.

The other purposes of the geothermal wells covered by the work under the Contract is to
•	produce geothermal fluids with the purpose of sampling the geothermal fluid.

•	provide access for temperature and pressure gauges over the full length of the well.

•	obtain downhole geological and permeability information.
As owner the Principal warrants that he has the authority to deal with the land in the manner described in the work under the Contract.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification

CAM
TOWN
PACIFIC
OCEAN
PLANT
Min
456000
457000
458000
459000
460000
461000
462000
9653000
9654000
9655000
9656000
9657000
9658000
9659000
9660000
9661000
100
200
300
400
500
600
-100
-200
-300
-400

Figure 1. Portion Of Lihir Island. The Site Is Bounded By the Thick Blue Line and the Ocean

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
1.2.	WELL NAMES

The wells drilled under this Contract shall be given the name by the Principal.

1.3.	UNITS OF MEASURE AND DEFINITIONS

1.3.1.	UNITS

The units used for drilling and workovers shall be as follows (where more than one unit is given, the first unit is preferred):

Down hole depth and length	metres

Hole and casing diameter	inches or millimetre

Down hole tool diameter	inches or millimetre

Pressure	kilopascals (kPa) or pounds per square inch (psi)

Mass	kilograms (kg) or pounds (lb) or ton (=2000 lb)

Mass per unit length	kilograms per metre (kg/m) or pounds per foot (lb/ft or ppf)

Volume	litres (l) or US gallons (gal) or barrels (bbls) = 42 US gallons

Flow rate	litres per minute (l/min) or gallons per minute (gpm)

Density	specific gravity or kilograms per cubic metre or pounds per gallon (ppg)

Force	kilo Newton (kN) or pound force (lbf).

Power	kilowatts (kW) or horsepower (HP)

Torque	kilonewton metre (kN m) or foot pound (ft lb)
1.3.2.	DEFINITIONS AND INTERPRETATIONS

In addition to the interpretations given in the General Conditions of Contract and Special Conditions, the following shall apply to work under the Contract:

“Rig” or “drilling rig” or “coring rig” shall mean the entire drilling and coring equipment and shall be part of the Constructional Plant as defined in the General Conditions of Contract. The term may refer to one rig or two rigs in the case that two rigs are supplied under the Contract. In the case of two rigs, reference to “rig” shall apply to each rig.

“Spudding” or “Spud” shall mean the time or instance when the rig and other parts of the Constructional Plant is in the state of complete readiness, together with all the necessary services, materials and consumables, to commence drilling a new well and actually begins drilling the well. In the case of commencing work on an existing well “Spudding” or “Spud” shall mean the time or instance when the rig is in the state of complete readiness to commence entering the well and actually enters the well. The time of “Spudding” or “Spud” shall be entered on to the daily drilling report.

“Rig Release” shall mean when the rig and other Constructional Plant has completed

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
operations on a well and is deemed by the Principal’s Representative to be no longer required for operations and can be dismantled and moved away from the well pad. The time of rig release shall be entered on to the daily drilling report.

1.4.	ACCESS

1.4.1.	WHARF FACILITIES

Wharf facilities for loading and unloading deep water shipping have been developed on the south side of Luise Harbour (refer figure 1) at Putput Point. Customs clearing facilities are available at the port. An over width two lane all weather access road is provided between the wharf and the Contractor’s storage areas.

1.4.2.	WELL SITES

Access to the well sites will be formed from the established roading network from the Contractor’s storage area to the area of mining operations. The Principal reserves the right to change the existing access within this area to fit in with mining operations at the time the designated well is programmed for drilling or workover.

1.4.3.	WATER RESERVOIR

Water ways may also be dammed by the Principal’s Representative for the purpose of providing a convenient water source for the work under the Contract. Access to the water supply will be by way of a formed road. The Principal will provide reasonable assistance in supplying water to the drill site for remote or high altitude sites during performance of the Works.

1.5.	DEFINITION OF SEPARABLE PORTION 1

Separable Portion 1 shall comprise of the provision of a set of standard operating procedures, preparation at the Contractor’s home base (including conducting pre mobilisation repairs, additions or replacements, to the satisfaction of the Principal’s Representative), the loading, shipment, assisting the Principal with unloading of Constructional Plant and consumables from the designated Contractor’s (and subcontractor’s) home location to Lihir Port, assisting the Principal with the transport from Lihir Port to Contractor’s storage area or rig site, assembling and setting up the rig and other Constructional Plant, including those of the subcontractors, in readiness for Spudding. It shall also include the complete mobilisation of:
1.	the Constructional Plant consisting of a fully equipped drilling and coring rig, all down hole tools, cementing equipment, together with associated equipment, services and materials as described in Appendix B and meeting the requirements of Sections 3, 4 and 5 of this Specification.

2.	persons and labour (skilled and semi skilled) as specified in Sections 3.3, 4.3 and 5.3.

3.	consumables as specified in Sections 3.4, 4.4 and 5.4 of this Specification and described in Appendix C of this Specification.

4.	the subcontractors plant and equipment, spare parts, materials, consumables and personnel.

5.	where applicable, carry out the Scope of Work as prescribed in Sections 1.8.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
1.6.	DEFINITION OF WORK UNDER THE CONTRACT

The work under the Contract shall comprise of the supply and setting up of a fully equipped and manned drilling and coring rig, supply of consumables, rental items, drilling and coring 5 geothermal exploration wells and potentially working over 1 existing well for one coring rig (or such further wells as directed by the Principal in accordance with this Contract). The work under the Contract shall each comprise of the efficient operation and maintenance of all the necessary Constructional Plant, personnel, services and timely supply of consumables required for the drilling and completing of each respective Principal nominated geothermal well described in Appendix A appended to this Specification. Work under the Contract shall also include
1.	providing and applying all the specified drilling consumables to drill and complete each respective Principal nominated geothermal well drilled or worked over.

2.	making up, running, landing, and where applicable, cementing the casing and slotted liner supplied by the Principal.

3.	carrying out drilling and coring operations and providing complete directional, cementing, and mud services.

4.	where applicable, carry out the Scope of Work prescribed in Sections 1.8

5.	dismantling the rig and other parts of the Constructional Plant immediately following Rig Release after each respective Principal nominated geothermal well is drilled or worked over.

6.	preparing and transporting this and the Principal’s equipment and consumables to the next drilling or workover site or well pad nominated by the Principal, and

7.	assembling and setting up the rig and other Constructional Plant in readiness for Spudding of the second and each subsequent well.
1.7.	DEFINITION OF SEPARABLE PORTION 2

Separable Portion 2 shall comprise of the efficient operation and maintenance of all the necessary Constructional Plant, personnel, and services required for dismantling and moving off the rig and other parts of the Constructional Plant, including materials and consignment consumables, immediately following Rig Release from the last well drilled or worked over. It shall also include carrying out the Balance of the Contract Works including demobilising from the site.
1.8.	SCOPE OF WORK

1.8.1.	GENERAL SCOPE OF WORK
          The Contractor shall carry out all the work under the Contract to prepare for, core, and install all core holes or wells including the workover of a well in accordance with the requirements of this Contract, and shall include, but not be limited to the following:
1.	where applicable, the work under the Contract, shall be carried out in accordance with the New Zealand Standard, Code of Practice for Deep Geothermal Wells, NZS 2403 : 1991, published by the New Zealand Standards Association, and any amendments (hereafter referred to as NZS2403), relevant API specifications and recommended

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
practices; IADC Code of Practice, relevant Australian Drilling Industry Association specifications and recommended practices, the Principal’s policies and procedures, the PNG mining regulations and the environmental management plan applicable to any particular area within the Site.

2.	transporting, assembling and preparing at the Contractor’s home base (including conducting pre-mobilisation repairs to the satisfaction of the Principal’s Representative) the Constructional Plant in anticipation of mobilising to the site;

3.	in conjunction with the shipping agent of the Principal, mobilisation of the Constructional Plant including the arranging and supervision of the loading, transport from the Port of Origin, unloading at the Lihir Port and transporting to the Lihir site, and paying for all costs, duties, taxes, and fees associated with these activities at the Port of Origin;

4.	supplying all of the Constructional Plant as specified herein including Sections 2 and carrying out the Contractor’s responsibilities as set out in Section 5;

5.	assembling and setting up the Constructional Plant for the purposes of carrying out coring or work over operations in an efficient and safe manner;

6.	setting up a reliable temporary water supply system, including piping and pumps, from the Principal’s water reservoir to each rig site or well pad for coring, quenching, testing or carrying out workovers. In some cases, where coring operations are in conflict with mining operations, the Principal will supply water to the Rig;

7.	final leveling of the core site to accommodate the coring rig and equipment;

8.	supply of highly competent, skilled, and experienced personnel in accordance with the requirements of Section 3 to cover all phases of the work under the Contract;

9.	loading, transport and unloading the Constructional Plant and personnel to the coring locations;

10.	supplying, setting up, testing, operating and dismantling diverters and blow out prevention equipment.

11.	during coring operations, achieving more than 95 % core recovery while on a metre rate basis and in accordance with the Principal’s coring programme (Appendix A appended to this Specification).

12.	in addition to Principal supplied consumables, supplying and paying for all consumables for the efficient coring of each hole.

13.	under the control, direction and supervision of the Principal’s Representative, run casing and slotted liner in accordance with the coring programme (Appendix A appended to this Specification);

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
14.	plugging back with cement any wells which are not designated as permanent wells by the Principal’s Representative;

15.	providing or paying for such materials, equipment, supplies and services as the Contractor is obliged to provide or pay for in accordance with the Specification and maintaining adequate stock levels of all such items for the safe, efficient and uninterrupted performance of the Contractor’s obligations;

16.	providing a full time manager on Lihir in accordance with Section 3;

17.	assisting with the moving, setting up, and dismantling the mud, cementing and logging services;

18.	ensuring that subcontractors carry out its responsibilities and obligations in an efficient and timely manner;

19.	providing transportation for all personnel and providing truck transportation for the Contractor’s and Principal’s (including third party) materials, equipment and consumables to and from each coring or work over location;

20.	being responsible for all stores kept and, where applicable, accounting for all supplies provided by the Principal at the rig site;

21.	providing storage requirements in excess of that provided by the Principal;

22.	providing personnel to reliably extract, handle, label and store cores during continuous coring operations as directed by the Principal’s Representative.

23.	assisting with the loading and delivery of core boxes to the Principal’s coreshed;

24.	providing records (countersigned by the Principal’s Representative) as required under the Contract, including sub-contractors, including three copies of a daily report on coring or workover operations (hereafter called the Daily Drilling Report) showing the depth of the hole and such other data as required by the Principal’s Representative including but not limited to:
•	drill or core string (length, I.D. and O.D. of core rod, core barrel, weight on bit, rpm, etc.)

•	bit records (type of bit, dull condition, nozzle sizes, bearings, gauge, etc.)

•	coring fluid or mud properties (weight, viscosity, in and out temperature, etc.)

•	hydraulics (circulation rates, pressure, pump liner size, length of stroke, stroke per min, etc.).

•	materials consumed in coring the well (e.g. fuel, cement, polymers, bentonite, casing, etc)

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
25.	maintaining well control equipment in good operating condition at all times, testing it as prescribed in the API Standards and Recommended Practices and shall use all reasonable means to prevent and control blowouts;

26.	pre-assembling, disassembling or assembling materials and equipment to be furnished by the Principal’s Representative only when and as directed by the Principal’s Representative and when the work can be accomplished by normal rig personnel;

27.	turning in to the Principal’s Representative all delivery tickets covering any materials or supplies furnished by the Principal’s Representative or furnished by vendors for which the Principal’s Representative is obligated to reimburse the Contractor. The quantity, description and condition of materials and services so furnished shall be verified and checked by the Contractor, and such delivery tickets shall be properly certified as to receipt by the Contractor’s representative;

28.	moving the Principal’s consumables and equipment from warehouse to well site and from well site to well site;

29.	observing core rod design operating limits and recommended practices contained in the manufacturers specification;

30.	complying with the Principal’s “Lihir Safe” policy;

31.	allowing the Principal’s Representative’s safety officer from time to time to inspect, to test or to require the testing of the Contractor’s safety equipment on the site and to report upon procedures used by the Contractor, with a view to assessing the effectiveness of such safety equipment of procedures in connection with safety of personnel. For the purposes of this subsection, the Contractor shall operate, in the manner specified, any equipment on the site to allow the safety officer to check its performance. The Contractor shall comply with all reasonable recommendations of the Principal’s Representative or the Principal’s safety officer;

32.	reporting to the Principal’s Representative as soon as practicable all accidents, incidents or occurrences resulting in unplanned spillages having environmental consequences, personal injuries or damage to property, arising out of or during the course of operations of the Contractor or subcontractors of the Contractor, and when requested shall furnish the Principal’s Representative with a copy of all reports made by the Contractor to the Contractor’s insurer;

33.	promptly notifying the Principal’s Representative of any coring breaks, loss of circulation fluids or change in lithology.

34.	performing work under the Contract involving any downhole operations on a 24 hour/day, 7 day/week basis.

35.	notifying the Principal’s Representative if fluid flow, abnormal pressure, loss of circulation, heaving formations, hole collapse, or other similar condition is encountered

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
which makes coring abnormally difficult or hazardous, causes sticking of core rod or casing, or other similar difficulty which precludes coring ahead under reasonably normal procedures. The Contractor shall, in all cases, immediately make every reasonable effort to overcome the difficulty;

36.	avoiding pollution of natural surface water bodies or courses and damage to any land by reason thereof, to avoid injury to any crops, fences, livestock, structures, and other property;

37.	providing to the rig site in a timely manner all consumables specified in Section 4;

38.	prior to running strings of casing (including perforated core rod), ensuring each joint is completely drifted with an appropriate sized drift tool. Drift tools sized in accordance with API Standards shall be provided by the Contractor;

39.	keeping thread protectors on the casing until it is taken from the racks to be run in the hole, and shall lubricate the thread as it is made up with a suitable thread compound. Where specified, the Contractor shall apply thread locking and sealing compounds to threads to the satisfaction of the Principal’s Representative. The Contractor shall preserve all protectors and after each well is completed shall break down all surplus casing and put protectors on same as it is broken down;

40.	maintaining adequate measures of blow out protection while running in the slotted liner;

41.	reciprocating the casing strings to be cemented, up and down as directed by the Principal’s Representative;

42.	carrying out the balance of the Contract Works including demobilisation of the Constructional Plant including the core rig, removal of the Contractor’s temporary water supply system, clean up of the Site and removal of temporary structures from each rig site or well pad immediately after the completion or suspension of activities on the rig site or well pad of the last well cored or worked over.
1.8.2.	SCOPE OF WORK FOR, AND APPLICABILITY OF, OPERATING TIME

When Operating Time is applicable, it is assumed that the Contractor is not making progress in advancing the depth of the well. As a general rule, and subject to the requirements below, it shall cover all tasks associated with work on the well head, working stuck pipe, running and cementing pipe or liner). When Operating Time is applicable, the Contractor shall carry out all the work in accordance with the requirements of this Contract , and shall include, but not be limited to the following:
1.	preparing tools for running casing, pipe, core rods specifically intended to cement in the hole or land as slotted liner;

2.	supplying and operating cementing mixing and pumping equipment for carrying out cementing operations;

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
3.	running casing, pipe, core rods specifically intended to cement in the hole or land as slotted liner;

4.	retrieving or reciprocating casing, pipe, core rods specifically intended to cement in the hole or slotted liner;

5.	mixing and pumping cement from Contractor’s or Principal’s equipment for the purpose of cementing in casing, pipe, core rods as part of the well construction;

6.	waiting on the setting of cement after cementing in casing, pipe, core rods as part of the well construction;

7.	carrying out remedial casing cement jobs as directed by the Principal’s Representative;

8.	cutting or preparing casing ready for assembling and setting up of the casing head flange, and assembling the same.

9.	when deemed by the Principal’s Representative as being a serious hole problem, and not due to the negligence of the Contractor, working stuck pipe or core rod, cutting, abandoning, cement plugging and side tracking until the original core depth has been achieved (an example of negligence by the Contractor is the failure to use or maintain core rods in good condition as evidenced by regular occurrences of core rod failures downhole or failure of circulating systems. This provision excludes any time working stuck pipe for the first 1 hour of any one incident and working stuck pipe as a result of pipe failure),

10.	fishing of core rod, drill pipe or coring equipment left in hole and for which the cause of the fishing is not due to the negligence of the Contractor (an example of negligence by the Contractor is the failure to use or maintain core rods in good condition as evidenced by regular occurrences of core rod failures downhole.)

11.	controlling a well under blowout or kick conditions in excess of 1 hour duration for any one incident while the incident occurs during Coring Time.

12.	drilling or coring any hardened cement which may exist in the casing from the shoe up to 5 metres above the upper most casing float collar, or 5 metres above the casing shoe, if a casing float collar does not exist.

13.	drilling or coring any hardened cement which may exist in the casing from any depth to the casing shoe if the reason for the excess hardened is not due to failure of Contractor’s equipment or not due to Contractor’s negligence, inattention, not following the program, not following standard operating procedures and not following directions of the Principal’s Representative.

14.	when loss of circulation occurs, and only when directed to in writing by the Principal’s Representative, running in a cementing string, mixing, pumping and squeezing a cement plug, waiting, pulling out, tripping in, and drilling or coring out the plug;

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
15.	when a well is designated to be plugged and abandoned by the Principal’s Representative, running in a cementing string, mixing, pumping and squeezing a cement plug, waiting, pulling out, tripping in, and repeating the process if directed by the Principal’s Representative;

16.	supply of highly competent, skilled, and experienced personnel to carry out the tasks in Operating Time in an efficient and safe manner;

17.	supply of all tools, cranes, hoists, transport and equipment to carry out the tasks in Operating Time in an efficient and safe manner;

18.	loading, transporting and unloading the Principal’s equipment and consumables during the course of carrying out the activities covered by this section.

19.	loading, transporting and unloading the Constructional Plant and personnel during the course of carrying out the activities covered by this section.

20.	working over any well designated by the Principal’s Representative and for which specified tasks are not covered by any other applicable time (for which a separate rate in the Schedule of Rates applies).

21.	preparing and installing the diverter system on to a temporary casing head flange with its upper face horizontal or tilted at any angle up to 60 degrees from the horizontal;

22.	preparing and installing the full BOP stack consisting of annular blow out preventor, pipe ram, valves and Principal supplied master valve (or double ram), and side valve on to a temporary or permanent casing head flange with its upper face horizontal or tilted at any angle over 60 degrees from the horizontal;

23.	nippling up and testing the diverter system or full BOP stack, including valves, and fixing leaks until the tests are successful.

24.	nippling down and safely tearing down of the full BOP stack, including valves, when it can be safely carried out and at the completion of casing cementing, landing of the slotted liner or plugging a well to the surface.

25.	where required, installing and checking the permanent master valve and side valve;

26.	carrying out any other activity as directed by the Principal’s Representative and not specifically covered by any other rate in the Schedule of Rates.

27.	carrying out any other activity not specifically covered by any other rate in the Schedule of Rates.

28.	carrying out directional surveys or any other surveys that may be specified in the coring program.

29.	tripping in and out of core rods and core barrels while coring on Coring Time.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
30.	moving of the rig from site to site in the fastest and safest manner possible. When moving operations temporarily ceases due to, say, darkness, No Payment time shall apply.

31.	half hour at crew changes to cover safety checks, tool box meetings and rig servicing.

32.	when deemed by the Principal’s Representative as being a serious formation or downhole problem which prevents the Contractor from achieving an average of more than 50 metres per continuous 24 hour period while on Coring Time, then this period shall be on Operating Time until such time that the serious formation or downhole problem ceases and the coring averaged over any 12 hour period increases.

33.	assembling, making up and tripping (or stripping) in of core barrels of any sizes specified in the Principal’s coring programme;

34.	drilling with a tricone bit at any angle from 90 to 60 degrees from the horizontal using mud or water until the target depth specified in the Principal’s coring programme, or a depth as specified by the Principal’s Representative, has been achieved;

35.	hole opening of a cored hole to suit.
Operating Time shall commence after any other applicable time (for which a separate rate in the Schedule of Rates applies) finishes, or as determined by the Principal’s Representative. When running casing, liner and cement plugging, Operating Time shall commence when the core barrel and all down hole tools have been retrieved from the hole, broken out and landed (following Coring Time).
Operating Time shall cease or not apply when
1.	other applicable time applies (for which there is a separate rate in the Schedule of Rates).

2.	following stuck pipe or side tracking, normal coring commences from the core depth previously reached.

3.	the rig or any component is under repair and prevents the normal and efficient progress of any task covered by operating time. This shall be classified as Repair Time.

4.	the rig has been released.
1.8.3.	SCOPE OF WORK FOR, AND APPLICABILITY OF, CORING TIME
When Coring Time is applicable, the Contractor shall carry out all the work under the Contract to prepare for and core wells in accordance with the requirements of this Contract, and shall include, but not be limited to the following:
1.	preparing tools for any size of hole including the hole for the conductor pipe.

2.	supplying, paying for and being responsible for the following consumables, including core bits, stabilizers (but not including redressing costs), core rods, cable, , core barrel parts.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
3.	(intentionally blank)

4.	cutting core at any angle from 90 to 60 degrees from the horizontal and ensuring 95 percent, or greater core recovery, on a continuous basis until the target depth specified in the Principal’s coring programme, or a depth as specified by the Principal’s Representative, has been achieved;

5.	where the Principal’s coring programme permits, or when the Principal’s Representative directs for safety reasons, coring a small diameter hole at any angle from 90 to 60 degrees from the horizontal the target depth specified in the Principal’s coring programme, or a depth as specified by the Principal’s Representative, has been achieved,

6.	mixing and pumping coring fluids, monitoring and cooling return fluids, attempting to seal any losses (and not stopping to seal the losses) as these are encountered as specified in the Principal’s coring programme;

7.	coring with water (and additives which the Contractor may recommend providing these are approved by the Principal’s Representative) below the Production Casing shoe (4-1/2” casing in Figure 2 in Appendix A).

8.	being solely responsible for maintaining a good coring performance or coring progress including being responsible for overcoming any difficult coring conditions, working tight rods or drill string, cores, or core barrels, and minor fishing operations (caused by negligence of Contractor);

9.	tripping (or stripping) in and tripping (or stripping) out of wireline to set or retrieve core inner tube necessary to carry out coring operations.

10.	preparing casing, core rods or pipes, and slotted liner on the racks, measuring, drifting and fitting casing accessories in anticipation of running the same into the hole.

11.	being responsible for controlling flow backs and kicks, and where the Contractor has difficulty in controlling a well, or is deemed by the Principal’s Representative to be having difficulty in controlling a well, carry out the directions of the Principal’s Representative to bring the well under control or to continue coring in a safe and controlled manner (applicable for any incident up to 1 hour duration).

12.	loading, transporting and unloading the Principal’s equipment and consumables during the course of carrying out the activities covered by this section.

13.	loading, transporting and unloading the Constructional Plant and personnel during the course of carrying out the activities covered by this section.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
Coring Time shall commence after any other applicable time (for which a separate rate in the Schedule of Rates applies) finishes and when downhole coring assembly spuds into the ground surface in anticipation of coring or leaves the ground surface in anticipation of tripping out of the corebit.

Coring time shall cease or not apply when
1.	other applicable time applies (for which there is a separate rate in the Schedule of Rates).

2.	tripping out of the coring assembly has commenced after the target depth specified in the Principal’s coring programme, or a depth as specified by the Principal’s Representative, has been achieved.
2.	PLANT

2.1.	GENERAL REQUIREMENTS

The Contractor shall provide the following plant, materials and equipment that shall form part of the Constructional Plant. Each item shall be in good working condition and able to perform to the manufacturer’s specification. The Contractor shall take cognizance of the Site’s isolation and shall carry adequate spare parts or spare units. Where any item of plant, material or equipment is not working, is unusable, or is not working efficiently, the Contractor shall repair or bring it into a usable condition immediately. When Operating Time is being applied on any hole or well, the Principal’s Representative may direct that Repair Time is invoked if he determines that an item or unit is requiring repair and is critical to carrying out the work under the Contract or he determines that the Contractor has:
1.	ignored notices issued by the Principal’s Representative; or

2.	shown a lack of urgency, to repair any item, regardless of whether or not it is critical to carrying out the work under the Contract.
2.2.	CORING UNIT
1.	The Contractor shall provide one (1) self contained self propelled or trailer mounted (with prime mover), diamond core rig and ancillary equipment rated to an NRQ coring depth of 1500 metres taking into account that, the holes will be spudded from vertical to 60 degrees below horizontal.

2.	The rig shall be capable of coring any size of hole up to PQ size, drilling or hole opening up to 8-1/2” diameter, and handling core rods from NRQ up to PQ size taking into account any hole will be partially or completely filled with fluids other than typical coring fluid including, but not limited to water, steam, air, nitrogen, other liquids, gases, or solids.

3.	The coring unit major components shall have worked for at least 18 months within the last five years, preferably in geothermal coring.

4.	The coring unit shall be equipped with hydraulic core rod makeup and breakout with a minimum torque capacity of 18,000 ft lb, hydraulically operated rod clamp and drop-in slips to hold rod clamp.

5.	The coring unit shall have a derrick capable of handling 6 m long core rods and rated to a minimum pull up capacity of forty thousand pounds (40,000 lbs.) and a minimum pull down capacity of fifteen thousand pounds (18,000 lb).

6.	The coring unit must be hydraulically operated using a minimum 320 hp (at 2000 rpm)

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
diesel engine to power the hydraulics.

7.	The coring unit must have a top-drive hoisting assembly capable of producing a minimum rotary torque of 3,700 ft lb between 5 to 100 rpm, 350 ft lb at 1000 rpm and 200 ft lb at 1700 rpm at 100 % efficiency.

8.	The clear working height of derrick or mast and substructure must be arranged such that it permits the making up, breaking out, handling and running in of 10 m lengths, or lesser length, API casing and steel pipe from 3-1/2” to 13-3/8” outside diameter up.

9.	The coring unit must be capable of drilling or hole opening with API range 2 drill pipe and collars, and bits and hole openers up to 8-1/2” diameter

10.	The rig must be a jackup type and the sub-structure or jack-up height shall have a distance of at least 2.5 metres from ground level to the underside of the rod clamp/ slip table floor beams to accommodate a diverter system and full BOP stack at any angle from vertical to 25 degrees from vertical (Figure 3 of Appendix A).

11.	The sub structure shall have provision for the efficient installation and, when in place, bracing, of a diverter system and full BOP stack at any angle from vertical to 30 degrees from vertical (Figure 3 in Appendix A).

12.	The coring unit shall be equipped with a wireline winch with a minimum full drum pull capacity of 750 lb at 280 metres per minute. The drum shall include at least 1500 m of a minimum 3/16 inch wire rope.

13.	The derrick and wireline assembly must have sufficient room to accommodate the wireline blow out preventer.

14.	The coring unit shall be furnished with adequate sectionalised matting to suit the substructure, pumps etc.

15.	The coring unit shall be provided with all the necessary safety equipment, fittings and devices in compliance with NZS2403 and API Standards and Recommended practices and Australian coring industry standards.

16.	The rig must be capable of rigging up and down in a short time and move off one well site and on to another in no more than three days.
2.3.	CIRCULATING SYSTEM
1.	The coring unit shall be equipped with at two (2) independent duplex or triplex mud pumps each rated to 150 horsepower, complete with a pulsation dampener, shear relief valves, powered by independent drives and each capable of pumping 350 gallons per minute at 500 psig in tandem and 125 gpm at 1000 psi. Each pump to be fully dressed with pistons and liners.

2.	The coring unit shall be equipped with a coring fluids pump system in addition to the above pumps.

3.	The coring unit shall be equipped with a coring fluids circulating system suitable for use with water based coring fluids with a minimum pit capacity as follows:
a.	Active mud system — 50 bbl. minimum

b.	Pre-hydration capacity — 10 bbl minimum

c.	Water tank capacity — 50 bbl. minimum
4.	The water tank shall be manifolded to one duplex or triplex mud pump so that water can be pumped to the full capacity of the pump at any time.

5.	All tanks must be skid mounted and plumbing for easy connect and disconnect.

6.	The Contractor shall provide an accurate diagram of the mud system showing all valves, lines, pumps, and other equipment.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
2.4.	BLOWOUT PREVENTION EQUIPMENT (BOPE)

2.4.1.	BOPE REQUIRED FOR CORE RECOVERY

A wireline blow out preventer shall be provided. It shall be capable of sealing off around the wire completely at full pressure (minimum 500 psi) or at a controlled pressure to allow stripping of the wireline. An in-string core rod manual valve (or similar) shall be provided to allow for the recovery of core when the inside of the core rod is under pressure. The Contractor shall also provide a drop down core rod string BOP, or equivalent non-return valve.
2.4.2.	BOP EQUIPMENT REQUIRED FOR ALL CASING AND HOLE SIZES

As a minimum, the Contractor shall provide the following BOP equipment. Small size BOP’s (7-1/6” ID) may be supplied but this must be in addition to that specified below. If smaller BOPs are used, the Contractor shall also comply with the relevant requirements set down below, e.g. and annular and gate ram type must be provided in addition to that specified below. The rig shall be capable of having the full BOP stack fit beneath the rig floor, and when installed, it must be fully functional:
1.	11” ID x 2000 psi annular blow out preventer.

2.	11” ID x 2000 psi double or single gate ram type blow out preventer.

3.	11” ID x 2000 psi diverter spool

4.	All necessary crossover, spacer spools and bracing to mount BOPE on all casing sizes, at angles of 90 to 60 degrees from the horizontal to be supplied by Contractor

5.	Choke and kill valves and lines as shown in Figure 3 of Appendix A. If hoses are used, they must be rated to withstand high temperature geothermal conditions.

6.	Rubber components of all the above shall be rated to withstand high temperature geothermal conditions

7.	temporary flanges for welding by the Contractor to all casing sizes.

8.	All additional necessary crossover and spacer spools or adaptor flanges to rig up on the Principal furnished permanent 4-1/16” ANSI Class 600 Master Valve or Principal supplied 6” casing head flange.
2.4.3.	BOPE REQUIRED ON 13-3/8” CASING FOR CORING HOLE AND OPENING OUT TO REQUIRED DIAMETER
1.	13-5/8” ID x 1000 psi (minimum) annular blow out preventer (this item is optional. The Principal has a 13-5/8” ID x 2000 psi annular blow out preventer and well control unit. This will be available to the Contractor subject to the Contractor operating and maintaining it at its cost. Spare parts including replacement rubber element will be to the account of the Principal).

2.	12.375” ID x 1000 psi (minimum) diverter spool

3.	All necessary crossover, spacer spools and bracing to mount BOPE on 13-3/8” casing, at angles of 60 degrees to be supplied by Contractor

4.	Diverter and kill valves and lines as shown in Figure 3. If hoses are used, they must be rated to withstand high temperature geothermal conditions

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
5.	Rubber components of all the above shall be rated to withstand high temperature geothermal conditions

6.	temporary flange for welding by the Contractor to the 13-3/8” casing.
2.4.4.	BOPE CONTROL SYSTEM

A BOP control system shall be provided satisfying the following minimum requirements. The control system must:
1.	have a primary and secondary or backup system such that if the primary system fails, the secondary or backup system is fully functional.

2.	have a secondary or backup system with enough capacity to close and open one preventer ram, wireline BOP and annular element one time.

3.	have enough capacity to close the diverter and open the diverter (choke) valve one time with the primary system out of service.

4.	close all BOP equipment within 30 seconds.

5.	capable of repeating the above operations within 15 minutes

6.	include one or more remote BOP Control stations. NOTE: The diverter shall be designed so that the choke valve opens prior to diverter closing.
2.4.5.	BOP RUBBERS AND SEALS

The Contractor shall provide seals to meet the following requirements:
1.	the ram BOPs to be equipped with blind, 2-7/8”, 4-1/2”, 5”, NQ, and HQ ram assemblies.

2.	rubber components of all the above shall be rated to withstand high temperature geothermal conditions.

3.	all seals in hydraulic circuit and bonnet seals to be rated to withstand high temperature service.

4.	Contractor to supply and install at the Principal’s cost all replacement wireline BOP rubbers, ram rubbers and annular BOP packing units approved by manufacturer for the Contractor’s equipment:
2.4.6.	SPOOLS/FLANGES

The Contractor shall provide all spools and flanges necessary to install BOP equipment as directed by Principal’s Representative. Refer to Figure 3 in Appendix A.

2.4.7.	BOP ASSEMBLY, DISASSEMBLY AND BRACING

The Contractor shall provide devices or assembly cradles for the efficient assembly and disassembly of BOP equipment at any angle from vertical to 25 degrees from vertical. The Contractor shall provide guylines, props, supports, turnbuckles and anchors to brace BOP when installed. The bracing shall allow for any thermal growth or contraction in the casing to which the BOP or diverter is attached.

2.5.	AUXILIARY EQUIPMENT
1.	Rig Motors: Caterpillar or equivalent units. All units must meet or exceed appropriate

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
Papua New Guinea regulatory agency requirements for noise control, spark control, and exhaust emissions.

2.	Coring unit to have one (1) generator unit to supply sufficient AC electricity to the coring unit and ancillary equipment.

3.	coring unit shall have installed floodlights and fluorescent type for the substructure, rig floor and derrick.

4.	the contractor shall supply sufficient mobile lighting plants.
2.6.	MUD MONITORING EQUIPMENT
1.	One centrifugal pump for continuous filling of the hole during trips.

2.	Contractor shall furnish one (1) flow sensor with rig floor indicator, recorder and alarm to monitor flow line flow rate.

3.	two (2) calibrated continuous temperature monitoring gauges.

4.	Contractor shall furnish mud testing kit for density and viscosity.
2.7.	CHOKE MANIFOLD
1.	Contractor shall furnish one actuated valve and one manual valve on the choke line outlet. Valves to be furnished with geothermal trim, including Stellite gates. Actuator to be suitable for high temperature geothermal service.

2.	Contractor to furnish one manual valve and one check valve on coring spool kill line outlet, which shall be hooked up to pump from the duplex or triplex mud pump or cementing unit pump. Valves to be furnished with geothermal trim, including Stellite gates.

3.	One (1) 0-300 psi pressure gauge.

4.	Choke manifold shall be designed to return fluid to mud system or vent line to sump.

5.	Contractor to furnish manifold and lines for pumping through kill line.
2.8.	CEMENTING EQUIPMENT

The Contractor shall supply a minimum of 1500 m of CHD76 cementing string/ work over string. The coring unit shall be equipped with a cement batch mixing and pumping tank with a minimum 15 barrel capacity suitable for mixing and pumping cement slurries with densities up to 15 lb/gal. The tank must be equipped with a motorised paddle agitator or jet mixer (equivalent of a mud gun). It must also be equipped with a hopper arrangement for cutting cement sacks and jet mixing cement. The Contractor shall provide a pump for pumping the cement down hole with pressure / flowrate characteristics equivalent to the duplex or triplex pump mentioned in section 2.3. The Contractor shall provide all steel pipe, chiksans, valves and other equipment rated to a minimum of 1000 psi for pumping cement down hole. He shall also supply suitable cementing heads for each core rod, 4-1/2” casing, 7” and 9-5/8” casing.

2.9.	FISHING TOOLS

The coring unit to be equipped with all first run fishing tools for the Contractor’s core string(s) (drill pipe, drill collars, core rods, core barrels, etc.), which shall include, but not limited to core rod cutters, overshots, taper taps, magnets, mills and spears. This shall include grapples (for spears and overshots) sized to catch worn internal and external diameters.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
2.10.	CASING TOOLS

The Contractor shall furnish complete casing handling tools for the Principal’s 3-1/2” liner, 4-1/2” (flush joint, bevel ended and welded), 7” and 9-5/8” casing (buttress threaded coupling)

2.11.	CORE ROD, BHA AND CORE BARRELS

The Contractor shall furnish the following core string items;
1.	1500 metres NRQ core rods, 3 m lengths, in good working condition, suitable for safe and efficient coring operations.

2.	1500 metres HQ core rods, 3 m lengths, in good working condition, suitable for safe and efficient coring operations.

3.	800 metres PQ or HWT core rods, 3 m lengths, in good working condition, suitable for safe and efficient coring operations.

4.	two (2) each NQ core barrels, (minimum) 3 m lengths, suitable for safe and efficient coring operations.

5.	two (2) each HQ core barrels, (minimum) 3 m lengths, suitable for safe and efficient coring operations.

6.	two (2) each PQ core barrels, (minimum) 1.5 m and 3 m lengths, suitable for safe and efficient coring operations.

7.	for each core barrel, inner barrels and all accessories for running, breaking, retaining and retrieving inner barrel.

8.	for each inner barrels, core extraction systems acceptable to the Principal’s Representative.

9.	250 metres 2-7/8” or 4.5”, Range 1, 10.40 lb/ft Premium class grade E drill pipe. Pipe shall not be plastic coated. Drill pipe shall be maintained within the specifications of Premium class in accordance with API RP7G.

10.	Five (5) each 4-3/4” OD Range 1 drill collars.

11.	Four (4) each 6” OD Range 1 drill collars.

12.	One lot of drill pipe, drill colar and core rod crossover subs and bit subs.

13.	5-5/8”, 8-1/2” and 12-1/4” hole openers.

14.	Two each integral string stabilisers for 5-5/8”, 8-1/2” and 12-1/4”.

15.	One each integral near bit stabilisers for 5-5/8”, 8-1/2” and 12-1/4”.

16.	Bit breakers and gauge rings for 5-5/8”, 8-1/2” and 12-1/4” tri-cone rock bits or hole openers.

17.	The above core string items to be complete with all handling tools, thread protectors, lifting subs, safety clamps, hydraulic rod breakout Rigid Stilsons (or equivalent) and tongs.

18.	The above bit subs shall be bored back for a float. The Contractor shall provide drill pipe floats at its cost suitable for use in high temperature environments. The Contractor shall maintain an adequate stock of spare parts for each float.

19.	Foot clamps and slips shall be provided for all casing, core rods, drill pipe and drill collars.

20.	Elevators and lifting gear shall be provided for all casing, core rods, drill pipe and drill collars.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
21.	The Contractor shall provide and use a thermal grade drill pipe dope conforming to API specifications. Zinc based pipe dope shall not be used. If copper based pipe dope is used the Contractor shall ensure that all threads on new tool joints avoid the use of copper or a copper based product as a corrosion protection coating or plating.
2.12.	OTHER EQUIPMENT & SERVICES
1.	The Contractor shall provide a reliable temporary water supply system. This shall include two independent powered pumps, each capable of pumping 350 gpm at 100 psi., a minimum of 1000 m of 4” OD water line. The Contractor shall install this equipment at a site designated by the Principal’s Representative and at the expense of the Contractor. Also the Contractor shall be responsible for operating, maintaining and removing the system under the direction and at the expense of the Contractor.

2.	The Contractor shall furnish one (1) 50 gpm recirculating pump with hoses to recycle back to the coring fluid tanks any fluids which may accumulate in the sump.

3.	The Contractor shall furnish one (1) complete set of well deviation (azimuth and inclination) survey instruments and accessories which shall include recorders to cover 0° to 60° in appropriate stepped ranges, wire line unit with 1500 metres of steel line and counter and instrument retrieving tools. The instrument shall be provided with a heat shield rated for temperatures up to 220 [o] C and with an outside diameter small enough to allow the complete tool to be run inside all tubulars and cross overs supplied by the Contractor.

4.	The coring unit shall include the following instrumentation (and maintained in working condition):
rotary RPM
flow line indicator
rotary torque indicator (ft. lb)
weight on bit or core rod indicator
hoisting load indicator
wireline depth
wireline retrieval speed
mud pump flow rate or SPM
coring pump flow rate or SPM
mud pump pressure
5.	The coring unit shall have rig fuel day tanks plus storage of 5,000 litres at or near the rig site. The Contractor shall be responsible for obtaining access to the Principal’s diesel bulk storage area and organising its fuel delivery schedules. Loading, transporting and unloading of the fuel to the rig site or the Contractor’s storage areas shall be the Contractor’s responsibility. The Contractor shall note and take into account the relevant sections of the Principal’s environmental plan pertaining to storage and use of fuel.

6.	The coring unit shall have one (1) unit complete with all necessary spares, tools and equipment for rig repair and maintenance.

7.	The Contractor shall furnish wooden walkways in wet weather.

8.	The Contractor shall supply H2S detection and alarm systems. In particular the Contractor shall provide, install and maintain:

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
•	a wind sock in two elevated locations (mast and at the edge of the core site),

•	a reliable 2 channel gas analyser unit with audible and visual alarm systems connected to all weather sensors.

•	provide a set of 2 x15 minute self contained breathing packs in a weather proof storage area located about 25 metres away from the cellar.

•	provide a set of 2 x 1 hour self contained breathing packs in a similar location.
Portable gas monitors for all staff (crickets) will be supplied by the Principal at the Contractor’s cost.
In addition, it the Contractor shall:
•	engage an expert technician to regularly calibrate and maintain the fixed and mobile gas monitoring units.

•	train personnel in evacuation techniques and use of the self contained breathing packs.

•	produce and submit a written set of procedures to cover this training.

•	conduct regular drills.
9.	The coring unit shall have welding equipment: One (1) mobile 300 — 400 amp. electric arc welder complete. One (1) set of cutting torches complete with oxygen and acetylene equipment.

10.	The coring unit shall have at least 300 m of new coring line on a spool.

11.	The coring unit shall be equipped with a minimum of 2 steel fabricated pipe racks.

12.	The coring unit shall be equipped with a complete cellar pump.
2.13.	SPARE PARTS INVENTORY

The Contractor shall ensure that it has sufficient spare parts and supplies for a continuous coring and workover programme. The Contractor shall provide to Principal’s Representative each calendar month a complete and accurate inventory of spare parts.

2.14.	MATERIALS AND SUPPLIES

The Contractor shall provide:
1.	drill pipe and core rod thread lubricants, lubricating oils, hydraulic oils and accumulator oils required for Contractor’s equipment.

2.	all drill pipe and core rod thread protectors and lifting eyes plus drill pipe wiper rubbers.

3.	welding units and supplies including rods, oxygen and acetylene.

4.	all general rig materials and supplies.

5.	all consumables specified as Contractor supply.

6.	one eye wash facility.

7.	at the rig site, all first aid medical supplies and all prescription and non-prescription medications for the Contractor, Principal’s Representative and Principal’s third party contractor personnel.
2.15.	RIG TRANSPORTATION EQUIPMENT

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
The Contractor shall supply all trucks or mobile units to transport the rig, other Constructional Plant, materials and personnel for rig moves and for any other transport specified to be the Contractor’s responsibility. The Contractor shall also provide an all terrain fork lift or loader with a minimum 3 tonne capacity. The Contractor shall also provide adequate ancillary transportation for the Principal’s consumables and support services and personnel movement.

3.	PERSONNEL

The Contractor shall provide a normal complement of coring and supervisory personnel, including replacement, subsistence, wages, benefits, accommodations and all other costs. The Contractor shall comply with the Principal’s training and localisation policy whereby preference for any employment position is given to Papua New Guinea citizens. This training and localisation policy is attached as Appendix C of the Special Conditions. However, in Table 3-1 below, reference to “Expatriate Staff” should not preclude the position being filled by any suitably qualified and experienced Papua New Guinea citizen from within the Contractor’s existing work force. The Contractor shall provide to the Principal’s Representative curricula vitae (CVs), contact details of referees and proof of stated qualifications for all positions designated with a “Yes” in the CV column. These details shall be furnished and approval must be sought from the Principal’s Representative before any personnel are mobilised to the site for the first time.
Table 3-1. Contractor’s Personnel on Site

POSITION	NUMBER	MINIMUM	CV
	REQUIRED	QUALIFICATIONS AND
	IN LIHIR	EXPERIENCE
Expatriate staff

Coring superintendent / Contractor’s Representative	1	3 years as coring superintendent or supervisor, geothermal experience essential, BOP certificate/ ticket no older than 1 year, experience with use of all fishing equipment.	Yes

Driller	2	3 years as a diamond coring driller, geothermal experience essential, BOP certificate/ ticket no older than 1 year	Yes

Assistant Driller	2	3 years as a diamond coring derrickman or assistant driller, geothermal experience preferred,	Yes

Mechanic /Electrician	2

Open Positions

Floormen	4	1 year as floorman on a diamond corerig floor.

Roustabouts	4

Welder (certified)	1	Certified (refer note 4)

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
Notes:
1.	where applicable all designated rig personnel shall have successfully completed a certified Well Control School within the last year. This certification shall be maintained throughout the term of this Contract including any extensions. All costs are for Contractor’s account.

2.	All designated expatriate positions shall be filled by people fluent in speaking and writing the English language. They must have the specified experience with geothermal operations and be familiar with the coring unit.

3.	The Contractor shall be responsible for ensuring that Contractor’s personnel are certified in accordance with Papua New Guinean legal requirements for each designated job function.

4.	The rig welder shall hold a valid certificate conforming to ASME Boiler and Pressure Vessel Code and the Internationally Recognised Code — Section IX -“Qualification Standard for Welding and Brazing Procedures, Welders, Brazers, and Welding and Brazing Operators”.

5.	The superintendent shall be the Contractor’s representative on Lihir. He shall also be responsible for ensuring that the responsibilities and obligations of any sub-contractors are carried out efficiently and in a timely manner. He shall also be the safety and environmental representative for the Contractor and shall be fully conversant with the requirements of the Principal’s Safety Policy and Environmental Management Plan.

6.	The Contractor shall observe the Papua New Guinea Mining regulations which governs the working hours of personnel. Personnel are allowed to work 12 hour shifts for 13 days continuous. On the 14 th day the person must have a 24 hour break.

7.	Where floormen are otherwise engaged, roustabouts shall be available during daylight hours (and where required, for night duties) to carry out duties for the Principal’s Representative which will include, but not limited to:
•	assisting with cutting bentonite sacks or coring fluid additives

•	assisting with core extraction, handling and storing

•	assisting with cutting cement sacks and cement additives

•	assisting with measurement of casing on the pipe racks

•	assisting with the assembly of the Principal’s equipment or consumables

•	assisting with the cleaning of equipment or consumables

•	general labouring

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
4.	CONSUMABLES

4.1.	GENERAL

As this Contract is a based on a cored metre rate, the Contractor shall be responsible for the supply at his cost of all necessary consumables for coring and operating blow out equipment. Although the Contractor is responsible for selecting the consumables, full specifications, features, and material safety data sheets shall be furnished to the Principal’s Representative for his approval before any new consumable is shipped from the Contractor’s port of origin. The Principal’s Representative reserves the right to withhold approval of any consumable which he considers unsuitable or unsafe for the conditions at the site. The Contractor shall immediately provide details of alternatives for the Principal’s Representative approval.

4.2.	BITS

The Contractor shall supply all coring bits at his cost. If, in the Principal’s Representative opinion, a core bit wears out or is damaged due to formation conditions before it has achieved a total of 100 m, cumulatively, then this bit shall be to the cost of the Principal.

The Contractor shall be responsible for choosing the type and quantity of bits to stock at Lihir. Unless otherwise approved by the Principal’s Representative, the Contractor shall, for safety reasons, core the uppermost section (30 -50 metres) of each hole using an HQ core bit and then open out to the specified diameter (refer Figure 2 of Appendix A). Below the shoe of the first cemented in casing string, the Contractor may use a core bit with a diameter equal to the hole diameter specified in Figure 2. Alternatively, the Contractor may core with the core bit size specified in Figure 2 and open up to the required diameter. In all cases, the Contractor shall be responsible for the coring penetration rate, coring efficiency and blow out safety. The Contractor shall furnish the Principal’s Representative with details of the bits he proposes to use and the overall rate of making each hole size.

4.3.	CORE BARREL AND WIRELINE CONSUMABLES

The Contractor shall supply all core barrel and wireline consumables including stabilisers at his cost.

4.4.	CORING FLUID CONSUMABLES

During the application of Coring Time, the Principal’s Representative will provide Wyoming bentonite, caustic soda, and other mud products available to the Principal, at no cost to the Contractor. At its cost, the Contractor shall supply all coring fluid chemicals, low temperature and high temperature polymers, lubricating additives and lost circulation material. Coring fluid chemicals shall be environmentally safe and shall not contain any hydrocarbons.

The Contractor and the Principal’s Representative shall work together to enable the Contractor to confer directly with the Principal’s mud supplier(s) to provide possible optimisations of mud products for use in the Works. Any cost savings achieved through this optimisation must be passed onto the Principal.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
4.5.	BOP CONSUMABLES

The Contractor shall supply all BOP consumables including those for the wireline BOP at the Principal’s cost.

4.6.	CASING THREAD COMPOUNDS

The Contractor shall provide
1.	high temperature Teflon based casing thread sealant

2.	high temperature thread locking compound for thread locking casing, casing collars and shoes.
All compounds shall be manufactured in accordance with the API Specifications.

4.7.	CORE ROD FOR CASING OR SLOTTED LINER

At the cost of the Principal, the Contractor shall provide used HQ core rod, or equivalent size pipe, for use as casing or slotted liner for leaving in the hole as cemented in string or as slotted liner. He shall also provide slotted NQ rod for situations where the HQ core rod is unable to reach the specified due to hole problems. The core rod shall be in reasonable condition with good connections and at least 70 % of the original wall thickness. The Contractor shall also slot the HQ designated by the Principal’s Representative as being slotted liner.

The Contractor shall also supply float collars equipment for the HQ rod used as cementing in string. The float collars shall be made of material which can be easily cored through with an NQ core bit.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
5.	ACTIVITY RESPONSIBILITY

ITEM	DESCRIPTION	PROVIDED BY:	ACCOUNT OF:
1.	Coring, completion, repair, workover and abandonment of holes and wells in accordance with the Contract.	C	P

RIG INSPECTION

2.	Rig up and testing of Contractor’s coring unit to Principal’s satisfaction, allowing for access for extensive third party inspection, prior to mobilisation, at Port of Origin or Contractor’s yard.	C	C

3.	Rig modifications required to bring coring unit into compliance with the Specifications.	C	C

4.	All rig inspection including meal and transportation expenses.	P	P

5.	Transportation to visit rig or rig components from nearest accessible area to remote areas, if necessary.	C	C

MOBILISATION AND DEMOBILISATION

6.	All transportation costs to mobilise the Constructional Plant and consumables to the first location and demobilise from the last location. To and from the Port(s) of Origin.	C	C

7.	On demobilisation, clean up of Contractor’s storage area and last rig location areas of any supplies and rubbish.	C	C

8.	All fees, registration payments and permits required by government agencies for Contractor to operate in Papua New Guinea.	C	C

9.	Value added taxes, provided Contractor is a compulsory VAT collector assessed by Papua New Guinea for work under the Contract.	C	C

10.	Customs, duties and all other charges on importation of Contractor’s equipment and supplies into Lihir Island.	C	C

11.	Passport processing, immigration/quarantine fees, work permits, visas and other documents required by Contractor’s personnel including all agent expenses.	C	C

12.	Rig modifications related to compliance with governmental or local regulations.	C	C

CORING LOCATION AND SITE AREA

13.	Licenses and consents to perform the operations, including coring, completion, suspension or abandonment.	P	P

14.	Licenses and consents to perform the operations, including access road and location land use permits.	P	P

15.	Site preparation including leveling, grading and compaction of location.	P	P

16.	Main core water supply from Principal’s reservoir to rig water tanks.	C	C

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification

ITEM	DESCRIPTION	PROVIDED BY:	ACCOUNT OF:
17.	Hook up of main water supply to Core site and all Core site water supply connections, pumping and distribution to tanks.	C	C

18.	Auxiliary water supply system to each well site and provide, install, operate and maintain pump at a water source close to rig site.	C	C

19.	Remove Contractor’s water line and pump after it is no longer required for the coring unit.	C	C

20.	Construct reserve pit or sump and reparation of it at end of well.	P	P

21.	Construct cellar, if required.	P	P

22.	If required, furnish conductor casing, temporary pipe for coring and head flanges or flow line.	C	C

23.	Cut to height and weld on any temporary casing head flange or flow line.	C	C

24.	Furnish level area for Contractor’s storage and workshop facilities.	P	P

25.	Prepare area for and rig up Contractor’s storage and workshop facilities.	C	C

26.	Supply potable water to core sites.	C	C

27.	Maintain roads for coring operations.	P	P

28.	Maintain core site, and reserve pit (sump) for coring operations.	C	C

29.	Supply sectionalized matting for sub-base, pumps, and ancillary equipment.	C	C

COMMUNICATION SYSTEMS

30.	Supply and maintain a minimum of three portable Tait radio/ phones, complete with battery chargers (Principal’s Representative to provide trunk numbers for each radio).	C	C

BASE OFFICE AND STORAGE

31.	Contractor office in storage area.	C	C

32.	Storage, open area and covered warehouse, for Contractor’s equipment, material and supplies at storage area outside the Site (limited to items for short term storage awaiting delivery to/from coring unit).	C	C

33.	Limited open storage area for Contractor’s equipment, material and supplies at the Site (limited to items for short-term storage awaiting delivery to/from coring unit).	P	P

34.	Storage on site and where necessary, storing under cover, for company’s equipment, materials and supplies.	C	C

MATERIALS HANDLING

35.	All loading, unloading, and materials handling of Principal and Third Party equipment, materials, consumables and supplies outside the Site area.	P	P

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification

ITEM	DESCRIPTION	PROVIDED BY:	ACCOUNT OF:
36.	All loading, unloading, and materials handling of Principal, Contractor and Third Party equipment, materials, consumables and supplies within the Site area.	C	C

37.	All loading, unloading and materials handling of Contractor’s items, materials, consumables and supplies outside the Site area.	C	C

TRANSPORTATION

38.	All transportation costs to mobilise rig to first location, move between locations, and demobilise rig from last location.	C	C

39.	Excluding air transportation between Cairns and Lihir, transportation of Contractor’s personnel within and outside Site area.	C	C

39A	Transportation of Contractors Personnel between Cairns and Lihir	P	P

40.	Transportation of Principal’s items, materials, consumables and supplies within the Site area.	C	C

41.	Transport of fuel to Contractor’s bulk storage tank including bulk storage at rig site.	C	P

42.	Transport of fuel or reticulation from Contractor’s bulk storage tank.	C	C

43.	If required, transport of potable water to coring unit .	C	C

MAINTENANCE, SUPPLIES AND SPARES

44.	Disposal to rig site sump of Principal’s coring, drilling or hole opening waste (including cuttings) from or around rig site.	C	C

45.	Containers for and disposal outside of the Site area of Contractor’s waste from anywhere within the Site area.	C	C

46.	Medical equipment/supplies — supplied for all personnel at rig site or on the coring unit.	C	C

47.	Nitrogen for pre-charging accumulator unit.	C	C

48.	All consumable oxygen/acetylene and other gasses as well as welding rods and associated equipment.	C	C

ACCOMMODATIONS

49.	Accommodations on Lihir including lodging, meals, housekeeping, and laundry for Contractor’s personnel engaged on work under the Contract.	P	P

CORING SERVICES

50.	Coring, working over, coring, completion, and abandonment if necessary, of wells.	C	P

51.	While on Coring Time, working stuck rod or pipe (up until such time Principal’s Representative determines that Operating Time shall apply), fishing, and curing losses.	C	C

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification

ITEM	DESCRIPTION	PROVIDED BY:	ACCOUNT OF:
52.	Working stuck rod or pipe, cutting and extracting core rod, plug and abandon core rod or drill pipe, cement plugging and side tracking, all while on Operating Time.	C	P

53.	Providing cementing heads for Principal’s casing and tubulars.	C	P

54.	Re -coring, re-cementing, working over, re-coring, completion, and abandonment of wells if this work is due to Contractor’s negligence.	C	C

55.	Well logging and well testing.	P	P

56.	When approved by Principal’s Representative, supply of coring fluid materials and mud engineering services.	C	P

57.	Mixing of mud materials and chemicals.	C	C

58.	Cement, additives and cementing accessories, float equipment, and centralisers, for primary and remedial cementing of all cemented casing or pipe sizes.	P	P

59.	Cementing mixing tank, pumping lines, valves, cement pump and cementing heads for all Contractor’s core rod and tubulars.	C	C

60.	Coring services, including the provision and operation of core barrels, catchers, other necessary equipment, core barrel consumables, handling tools, packaging and labeling.	C	C

61.	Casing running services and supplying casing running tools.	C	C

62.	Single shot survey tool (direction and azimuth), heat shield, recorders, retrieving tools.	C	P

62a.	Single shot survey tool retrieving shackles and slickline unit with depth counter.	C	C

63.	Mud testing kit (temperature gauge, density and viscosity only).	C	C

64.	All standard fishing tools for fishing Contractor’s downhole equipment.	C	C

65.	Tubular Inspection of Contractor’s core string at commencement of contract and during the Contract.	C	P

66.	Tubular inspection of Contractor’s core string in addition to those listed above.	P	P

67.	Magnetic particle inspection of pipe handling equipment including elevators, pipe tongs, and elevator links prior to start of first well and at six month intervals thereafter. Forms part of Mobilisation.	C	P

MATERIALS AND SUPPLIES

68.	Casing and casing accessories (except for core rod).	P	P

69.	Cement, bentonite and cement additives.	P	P

70.	Temporary starting flange for all casing strings except permanent wellhead.	C	C

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification

ITEM	DESCRIPTION	PROVIDED BY:	ACCOUNT OF:
71.	Cleaning solvents, soft rope, rags etc.	C	C

72.	Deleted

73.	All lubricants and hydraulic fluids required for Contractor’s equipment.	C	C

74.	Subject to approval by Principal’s Representative, all lubricants suitable for high rotational coring in geothermal conditions.	C	P

75.	Drill pipe and core rod tool joint compound suitable for geothermal use.	C	C

76.	Casing sealant and casing thread protectors.	C	P

77.	Coring and coring bits, accessories, etc for standard coring conditions.	C	C

78.	Repairs, consumables, spares and replacement parts for Contractor’s fishing tools damaged or lost as a result of fishing.	C	P

CORING UNIT AND CORING EQUIPMENT

79.	Complete coring unit capable of carrying out the program as specified by the Principal.	C	C

80.	All personnel and supervision necessary to operate and maintain the coring rig and auxiliary equipment.	C	C

81.	All fishing tools normally used to recover Contractor’s drill pipe, core rods, and downhole tools.	C	C

82.	Two duplex or triplex mud pumps (not part of the cementing equipment)	C	C

83.	Mud tanks, agitators, etc.	C	C

84.	Replacement and repair of Contractor’s down hole tools damaged as a result of fishing.	C	P

85.	Replacement and repair of Contractor’s down hole tools damaged by any cause other than fishing.	C	C

86.	Bell nipple, flow line and all connections.	C	C

87.	Rig foundation wooden mats.	C	C

88.	Electric fixtures and bulbs.	C	C

89.	Rig maintenance.	C	C

90.	All specified drill pipe, core rods, all subs and pup joints.	C	C

91.	Casing and tubing handling tools (tongs, elevator and slips) for the ranges of casings specified in the Coring Programme.	C	C

92.	Welding for rig use.	C	C

93.	All BOP equipment, coring spools, temporary casing flanges, adapter flanges, reduction spools, diverter spools and, where	C	C

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification

ITEM	DESCRIPTION	PROVIDED BY:	ACCOUNT OF:
applicable, equipped with high temperature rubber components and with a minimum bore compatible with Principal’s coring programme.

94.	Maintenance and repair of Contractor’s BOP.	C	C

95.	Sets of seals and other spare parts for Contractor’s BOP equipment.	C	C

96.	First brand new element and rubber components for Contractor’s BOP equipment.	C	C

97.	Replacement annular element and rubber components for Contractor’s BOP equipment after first element damaged or worn out.	C	P

98.	Repair of any Contractor-furnished wellhead equipment, core through equipment due to wear or damage for any reason.	C	C

99.	Double stud adaptor flanges, including ring gaskets, between Contractor’s flanges and 4-1/16” ANSI 300 Master Valve.	C	C

100.	Provision of tarpaulins or temporary cover for cement and mud chemicals at rig site.	C	C

101.	Materials or services for any permanent installation that will remain part of well i.e. flanges, master and side valves.	P	P

102.	Installation of any permanent fixtures that will remain part of well i.e. flanges, master and side valves.	C	P

103.	Kill line, choke system and high temperature valves.	C	C

104.	Reserve pit (sump) pump unit, suction and discharge pipe, power supply, with capability and capacity to pump sump fluids back to mud tanks.	C	C

105.	Operation and maintenance of all rig site pumps.	C	C

106.	Specialist welding services for installing coring flanges to casing.	C	P

107.	Roustabouts and floormen, labor and transport services to handle the Principal’s filled coring boxes.	C	C

108.	Adequate sound mufflers and spark arresters for Contractor’s prime movers.	C	C

109.	Drill pipe and core rod wipers.	C	C

110.	Drill pipe and core rod cementing heads.	C	C

111.	Casing cementing heads for Principal’s casing.	C	P

112.	Elevators, tongs and handling tools for all sizes of casing.	C	C

113.	Deleted

114.	Replacement of core string components after inspection if shown to be below acceptable coring standards.	C	C

115.	Replacement or repair of any downhole tools when lost-in-hole or damaged during fishing operations.	C	P

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification

ITEM	DESCRIPTION	PROVIDED BY:	ACCOUNT OF:
116.	Mud pump fluid and power end parts and consumables.	C	C

117.	Spares for choke manifold. Goods to be suitable for geothermal use.	C	C

118.	Spares for diverter valves.	C	C

119.	Maintenance, spare parts and consumables for all Contractor’s equipment unless otherwise provided herein.	C	C

WELL EQUIPMENT

120.	Permanent casing head and side outlet valves, and master valves.	P	P

121.	If required, ot hole retrievable test packer for installing or replacing well head gear on an active geothermal well.	P	P

122.	All wellhead ring joint gaskets, including those required for installation between items of the Contractor’s equipment.	C	C

123.	All consumables used in the construction of the coring location.	P	P

SAFETY

124.	First aid, equipment and medical supplies at the coring unit for all Contractor’s, Principal’s and third party services personnel.	C	C

125.	Qualified medic and medical supplies at Site area.	P	P

126.	Safety hats, safety boots, gloves for Contractor’s personnel and all other safety equipment necessary.	C	C

127.	Fire fighting equipment as required complying with an acceptable international standard and any relevant government regulations.	C	C

128.	H2S system hookup, installation, maintenance, and training.	C	C

FUEL AND LUBRICANTS

129.	Fuel for coring unit, transportation, equipment and for use inside Site area only.	P	P

130.	Lubricants for all Contractor’s equipment	C	C

131.	Storage of fuel for coring unit, transportation equipment at rig site.	C	C

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
6.	PRINCIPAL’S SUPPLY OBLIGATIONS

The Principal will provide at its cost the following materials, services and equipment
1.	Cement, bentonite, caustic soda, and other mud products available to the Principal, 7” and 4-1/2” casing, permanent well heads, mud engineering expertise, casing accessories, and fuel for completing the wells and workovers not covered by the work under the Contract.

2.	Access to approximately 400 m2 of storage area for the Contractor’s use.

3.	Medical facilities in accordance with Appendix D of the Special Conditions.

4.	Accommodation, laundry and meals for the Contractor’s personnel engaged in the work under the Contract and in accordance with policies and Camp rules set down in Appendix B of the Special Conditions.

5.	Diesel fuel at its depot at the site.

6.	Carrying out those obligations specified as the Principal’s responsibility or cost as indicated in Section 5.

7.	Providing access roads and a flat compacted well pad for each well site, each pad measuring 30 metres by 30 metres The Contractor shall note that access roads will be surfaced with rock and gravel, all weather and may have grades as steep as 25% (i.e. 1m vertical for every horizontal 4 m). Providing plant to tow contractors equipment as required at no additional cost.

8.	Providing a water reservoir with sufficient capacity to deliver 350 gpm continuously throughout the year

9.	Preparing the detailed coring programme for each well.

10.	Providing handheld H2S crickets at cost to the Contractor. Contractor shall pay for any lost units that are replaced.

11.	Providing heavy equipment required to expedite moves on steep access roads at no cost to the Contractor.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
APPENDICES
TO THE
SPECIFICATIONS

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
APPENDIX A
TYPICAL DRILLING AND CORING PROGRAMME

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
1. SUMMARY DATA

Well name	GW xx

Angle and Azimuth	Well may be drilled at any angle up to 60 degrees from the horizontal

Casings

Conductor	13-3/8” (provided by Principal) to 3 m and cemented

Surface Casing	9-5/8” BTC to 60 m in 12-1/4” hole and cemented

Anchor casing	6-5/8” BTC in 8-1/2” hole and cemented, 200 m to 300 m measured depth

Production casing	4-1/2” OD schedule 40 pipe butt welded and cemented to surface from 400 to 700 m measured depth.

Liner	Perforated 3.5 / 4.5 casing or other as determined by final open hole sizes and advised by Principal. Run from 12 m above the shoe of the 4-1/2” to TD (not cemented)

Rotary drilling	From surface to 430m unless there are significant losses after 300m it may be cored from here. Sections below this will be cored, with some sections opened out with rotary drilling BHA’s

Total depth	Approximately 1500 m measured depth
Casing depths are nominal and will be determined by casing tallies and drilling conditions.
Hole depths are nominal and shall be 1 to 2 metres deeper than the associated casing where the casing is to be cemented.
The casing depths shown above may need to be reviewed as drilling progresses. Refer to and note the section on casing depth design at the end of this program.
2. OBJECTIVES
The objective of the well is to gain information on the subsurface geology, geothermal fluids, temperatures and pressures in the greater geothermal resource area.
3. SITE
The site area will be prepared in accordance with dimensions supplied by the Contractor. Coarse levelling of the site will be conducted in accordance with this. Any final levelling required for the substructure area for the rig is the responsibility of the Contractor.
4. WELL TRACK AND SURVEYS
All surveys in the well will be undertaken using Eastman (or equivalent) equipment to obtain inclination and azimuth. Contractor shall be clear as to whether the survey instrument measures the drift angle from vertical or horizontal. The well shall be surveyed every 50 m starting from just outside the conductor casing shoe. Every attempt shall be made to drill a straight hole, maintaining a straight well and minimizing any doglegs in the well. Any suspect or inconsistent surveys shall be repeated until a credible

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
survey is obtained before continuing drilling.
5. GEOLOGY
Structural Targets and Permeability
Note that cavernous zones possibly containing gas or steam or both are likely to be encountered.
Significant loss circulation zones may be encountered at depths shallower than the proposed casing shoes. Losses above the casing shoes which are to be sealed to ensure best possible conditions for cementing of the casing.
Formation temperatures are expected to follow boiling point for depth from just above sea level. This can give static temperatures (within 5 C) as follows:

Depth below sea	BPD Temperature	Depth below sea level -	BPD Temperature
level - metres	Degrees C	metres	Degrees C
100	180	500	250
200	210	600	260
300	230	700	270
400	240	800	280
Location of cavities as indicated by drilling breaks and very soft drilling shall be noted on the driller’s log and associated lack of core.
Water Sensitive Clays
Smectite and interlayered illite-smectite clays may or may not be present in the shallower parts of the well. If present, these are relic and have been dehydrated so may cause hole instability problems when wetted. The intervals down to the anchor casing shoe shall therefore be drilled as efficiently as possible and the mud water loss shall be kept as low as possible to reduce the possibilities of these clays swelling.
Formation Temperatures and Pressures
Actual BHCTs, measured with mud in the hole are to be measured using a maximum recording thermometer prior to each cementing job to ensure appropriate slurry design is used.
6. HOLE AND CASING PROGRAMME
Cemented casings will be run in this well to depths as detailed in the summary table.
The well will be rotary drilled from surface to the setting depth of the 6-5/8” casing (200 to 300 m) then the hole will be cored from the shoe of this casing depth until TD.
Final depths will be selected by the Principal’s Representative depending on the casing tally and finding a competent point to set the casing shoe. All casing, liner and pipe is to be drifted as per API specifications, prior to running.
The driller shall record actual casing tally of casing and accessories run into the hole together with the

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
stickup of casing above ground level on the drill log following the casing cementing job.
The casing and cementing accessories will be as follows subject to availability:
9-5/8” surface casing — Float shoe. Centralisers (with stop rings) to be run in the middle of the bottom joint and in the middle of the casing string.
6-5/8” Casing: Float shoe. Centralisers (with stop rings) to be run in the middle of the bottom joint and in the middle of every sixth joint thereafter.
4-1/2” cemented casing — float shoe, no centralisers
Casings to be run and landed with a landing joint.
7. WELLHEADS
A class 600 wellhead including at least one side valve below the master valve will be required. The final permanent wellhead will be fitted to the 6-5/8” casing.
After running the 9-5/8” casing, a fabricated flange with casing pin will be screwed into the coupling of the surface casing, and a DSA installed to allow installation of the BOP.
After running and cementing the 6-5/8” casing, a screw on class 600 Casing Head and 2” x 600 side valve and BOP equipment shall be installed onto the 6-5/8” casing after removing the coupling from it. All subsequent coring and well completion will be through this wellhead.
The 4” valve and casing head with side valve, both class 600 , will be left on the well,
This will entail installation of a class 600 CHF unless the well is abandoned in which case they will both be removed following cement plugging of the well.
8. CEMENTING
The nominal slurry design for 9-5/8”, 6-5/8” and 4-1/2” cemented casings should be as follows (40 kg sacks):

Recipe	A Class Cement, 1% BWOC Prehydrated Bentonite, 6.44 gps mix water.
Slurry weight	14.5 ppg
Thickening Time	3 hrs 43 min at 35[o] C.
Slurry Yield	1.32 cu ft per sack. (4.26 sacks per bbl slurry)
The final slurry selected shall use the actual measured BHCT taken before each casing cement job.
Casing should be reciprocated at all times. It should also be checked by calculation for possible flotation prior to running and cementing.
A lighter design (12 ppg) using neat Class A cement and 4% gel shall be used for cement plugging sections of hole to be cased off with cemented casing. Plugs may be run after the placement of suitable LCM (gel balls, gravel, sawdust, etc) into the hole.
This same lightweight slurry shall be used for abandonment of the open hole section of the well.
The slurry design for cement plugging and abandonment should be as follows (40 kg sacks):

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification

Recipe	A Class Cement, 4% BWOC Prehydrated Bentonite, 13.19 gps mix water.
Slurry weight	12.0 ppg
Thickening Time	4 hrs 15 min at 35[o] C.
Slurry Yield	2.22 cu ft per sack. (2.53 sacks per bbl slurry)
For casing cementation, the cement slurry shall be preceded by water and a thin (9.5 to 10 ppg) preflush slurry followed by sufficient cement to fill the annulus with a 100% excess to allow for losses and overgauge hole. If rig mixing facilities are not sufficient to allow cementing in a continuous operation then premixed cement slurry from the batching plant may be necessary.
If returns of good cement are achieved then the annulus can be topped up with cement slurry.
9. DRILLING FLUIDS PROGRAMME
General
Following are guidelines which will be modified to suit drilling conditions and on recent drilling experience.
Nominal Mud Properties to maintain in the various hole sizes are as follows:

	12-1/4” and 8-1/2”	Deeper Cored Hole
	Rotary hole	Polymer Mud
Marsh Funnel Viscosity (sec/qt)	Gel Mud	35-40
Maximum Mud weight (ppg)	Gel Mud	8.4-8.6
Plastic viscosity (cp)	Gel Mud	As Low as possible
Yield point	Gel Mud	>10
Gel strength	Gel Mud	>2/<10
Filtrate loss (cc/30min max)	Gel Mud	NC
HTHP fluid loss, cc/30 min.	Gel Mud	NC
Wall cake, 32 nds of inch.	Gel Mud	NC
pH	11 - 12	9.5 - 10.0
Maximum Sand content	0.30%	0.10%
8-1/2 Inch Diameter Hole.
A freshwater gel spud mud should be used to start this section and then converted to a gel / polymer / lignite dispersed mud as dictated by downhole temperature and hole conditions.
For normal mixing tank(30bbls) use the following mud recipe
1: 3 sx MI-GEL
2: 1/3 sx Lignosulphate/Tannin/Spersene(any of these additives)
3: 3Lts Maxi lube
4: 2-3 Lts Defoama
5: 3-4 shovels Caustic Soda (ph 10-12)
In deeper sections freshwater polymer fluids should be used for coring and changed to a gel / lignite / lignosulphonate system prior to running casing. The Contractor may supply any other chemicals to improve coring efficiency under high temperature conditions.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
Below the 4-1/2” casing shoe and following a loss of circulation, water shall be used for the remainder of the cored section unless this proves unduly problematic.
Pump water down the annulus if the well kicks up the annulus and during trips.
Records
Flow rates into and out of the well, and in and out temperatures shall be recorded hourly at all times from rig acceptance through to rig release on the Drilling Tour Sheet.
10. CORES AND CUTTING SAMPLES
The Contractor shall collect, store and label appropriately rotary drill cuttings every 5m or all wireline cores recovered.
All core obtained shall be carefully placed in core boxes provided by the Principal’s Representative.
All cores and cutting samples obtained from each hole shall be properly identified as to the correct depth and bagged or placed in core boxes.
11. PRESSURE AND BOP TESTS
Pressure tests of BOP, diverter and wellhead valves are to be undertaken each time the wellhead is installed onto cemented casing but prior to drilling cement from the casing.
Test pressures shall be 300 psi for wellheads after cementing the 9-5/8” and the 6-5/8” and shall be 750 psi after cementing the 4-1/2” casing. Test pressures shall be held for at least 5 minutes with a pressure drop of not more than 25 psi before being accepted.
The wellhead equipment shall be tested prior to drilling any significant cement from the casing. All components shall be function and then pressure tested.
After drilling cement from the casing to 5 m above the casing shoe, pressure test the casing to 300 psi (or 750 psi as appropriate).
Following pressure testing, the test completion shall be noted in the tour sheet and then a separate BOP test report sheet shall be completed and signed by people responsible for the testing.
12. PROGRAMME
1.	Rig up at the designated well. Mix mud and be prepared to start drilling.

2.	If not pre-installed, install and cement the 13-3/8” conductor.

3.	Wait on cement, drill out just past the shoe of the conductor and re-cement if there is leakage past the shoe.

4.	Rotary drill 8-1/2” hole to the approximate 9-5/8” casing shoe depth plus 1 m of rat hole. Drill a short distance (6 m +/-) past any losses then seal with LCM or cement. Continue drilling to depth. Open hole to 12-1/4”. Cement all new major losses encountered in this hole section. Alternatively, the Contractor can drill the 12-1/4” hole in one step.

5.	Condition mud and run 9-5/8” casing. Circulate and reciprocate casing until mud is low gel and a minimum temperature.

6.	Cement surface casing back to surface and WOC.

7.	When the cement is hardened at surface, back off landing length leaving a coupling at ground level.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
8.	Screw on 10” class 600 casing stub with flange.

9.	Install the 11” BOP.

10.	Function and pressure test the wellhead.

11.	Rotary drill 8-1/2”” hole to the next casing depth plus a 2 m rathole.

12.	Seal losses as they occur.

13.	Circulate the hole to a minimum temperature and condition the mud to low gel strength and water loss.

14.	POOH and run the 6-5/8” casing using a landing length to set the upper coupling just above ground level.

15.	Circulate the casing to a minimum temperature and cement it back to surface. Displace the cement to 12 m above the casing shoe with mud or water.

16.	Release the pressure from the casing and check that the float shoe is holding. If not then maintain a pressure inside the casing until the cement is firm.

17.	While waiting on cement disconnect from the bottom flange, lift and drain the wellhead.

18.	Cut the 9-5/8” casing at ground level and remove the coupling from the 6-5/8” casing.

19.	Install the casing head flange and 7-1/16” or 11” BOP on to the 6-5/8” casing.

20.	Function and pressure test the wellhead.

21.	Drill to within 5 m of the casing shoe and pressure test.

22.	Drill 1 metre below the bottom of the previously cored hole to expose new formation and undertake a formation leak off test (FLOT) using water.

23.	Core and then open out to 5-5/8” hole to the 4-1/2” casing shoe depth plus 2 m. Seal loss zones as they are encountered.

24.	Circulate the hole to a minimum temperature and condition the mud to low gel strength and water loss.

25.	Stand the hole without circulation but with continued pipe movement for 6 hours and check for flowback. If there are losses then pump down the back fill while waiting. If the well does flow then further treatment will be required to allow time to POOH and start to run the welded 4-1/2” casing

26.	POOH and run the 4-1/2” casing. As the wellhead will remain on the 6-5/8’ casing, a landing length is not required.

27.	Circulate the casing to a minimum temperature and cement it back to surface. Displace the cement to 12 m above the casing shoe with mud.

28.	Release the pressure from the casing and check that the float shoe is holding.

29.	While waiting on cement drain and flush the wellhead.

30.	Lift the BOP stack and cut the 4-1/2” casing at the top of the 6” casing head flange.

31.	Reinstall the BOP wellhead onto the 6-5/8” casing and pressure test.

32.	Drill out cement to 5 m above the shoe and pressure test.

33.	Drill out shoe and previously drilled hole plus 1 metre.

34.	Complete a FLOT test.

35.	Core HQ, reducing to NQ if necessary to final TD.

36.	Maintain water flow to backfill at all times while tripping and running/pulling core barrel. Use wireline BOP when pulling inner tube.

37.	Circulate hole clean.

38.	Obtain a final directional survey and use a maximum reading thermometer to obtain a temperature from TD.

39.	Run 3-1/2” perforated liner and land to cover from TD back inside the 4-1/2” casing.

40.	POOH the landing string and run in the hole with a NQ scraper string and clean liner for completion tests.

41.	Carry out completion tests.

42.	Install permanent side valve and 6” Class 600 master valve.

43.	Rig release and rig down.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification

4-1/16" ANSI 600 Master Valve
4-1/16" to 6" cross over spool
ANSI 600 flange RJ, screw on type with 2" ANSI 300 flanged single side port
Ground level
9-5/8" BTC casing cemented in 12-1/4" hole
~ 60 m
6-5/8" BTC casing cemented in 8-1/2" hole
200 to 300 m
4-1/2" welded Sch 80 pipe cemented in PQ hole (opened to 5-5/8" diameter)
400 to 700 m
3-1/2" threaded perforated Sch 80 pipe squat in HQ hole
NQ corehole lined with perforated NQ rod may be required if HQ core hole cannot progress to specified TD
~1500 m

Figure 2. Typical well profile

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
Figure 3. Set up of BOP for drilling below 100 m (approximately). A smaller diameter BOP components may be used for smaller holes

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification
APPENDIX b
CONSTRUCTIONAL PLANT
EQUIPMENT SUPPLIED BY CONTRACTOR

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification – Appendix B Constructional Plant Supplied by Contractor
PART IV : SPECIFICATION — APPENDIX B CONSTRUCTIONAL PLANT SUPPLIED BY CONTRACTOR
List of Contents

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification – Appendix B Constructional Plant Supplied by Contractor
1.	PART IV : SPECIFICATION — APPENDIX B CONSTRUCTIONAL PLANT SUPPLIED BY CONTRACTOR

1.1.	DRILLING AND CORING UNIT AND ANCILLIARY EQUIPMENT
DRILLING UNIT

Name of Drill Unit (Rig):	UDR 1500

Drilling Unit type	Hydraulic Top Drive

Owner:	Contractor

Number of days (from rig release to spud) to move rig, equipment and consumables from one well pad to the next well pad separated by up to 1.0 km distance.	Three days

Number of truckloads for Contractor’s coring unit, materials and other equipment only.	Ten

If rig is truck or trailer mounted	NA

- minimum turning radius	NA

- length of trailer	NA

- overall length (truck, trailer, mast laydown)	NA

Rig history

- date of manufacture	2000

- place of manufacture	Perth

- date of last major overhaul	2002

- components overhauled	Mast

- metres cored in last 18 months	800 meter hole

- deepest hole cored in last 18 months	NQ

- core size for deepest hole	Auckland

- location of coring during last 18 months	New Zealand Northland.

- current location of coring rig
SECTION A: FUEL CONSUMPTION

NO	DESCRIPTION	QUANTITY OF DIESEL
		(LITRES/HR)
A1.	Coring unit during normal coring operations:	60

A2.	Coring unit during maximum coring operations (pumps operating):	166

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification – Appendix B Constructional Plant Supplied by Contractor
SECTION B: MAJOR DIMENSIONS

NO	DESCRIPTION	QUANTITY / DETAILS
B1.	Vertical height of main deck to derrick floor/ coring table above ground level:	2meters

B2.	Vertical height of top of mast or derrick above derrick floor/ coring table:

B3.	Maximum length of core rod that can be hoisted into mast, made up, run into hole through a diverter or full stack BOP and rotated.	12m

B4.	Maximum length of drilling assembly (drill pipe, collars, stabilisers) which can be hoisted into mast, made up, run into hole through a diverter or full stack BOP and rotated (details shall be provided on methods for dealing with assemblies in holes which are angled at 30 degrees from the vertical).	9m Will be assisted with the top of mast hydraulic boom/winch

B5.	Maximum length of casing which can be hoisted into mast, made up and run into hole (details shall be provided on methods for dealing with casing in holes which are angled at 30 degrees from the vertical).	10 m

B6.	Overall made up vertical height of diverter stack above casing head flange.	Approximately 2m

B7.	Overall made up vertical height of the full BOP stack above the casing head flange.	2m

SECTION C: COMMUNICATIONS EQUIPMENT

C1.	Portable Tait radio telephone (3 sets must be included)

	- Manufacturer and type	Tait

	- Number	3 plus base

SECTION D: RIG TRANSPORTATION EQUIPMENT

D1.	Four Wheel Drive Passenger Vehicle 1 (must be included)

	- Make	4x4 Toyota

	- Model	2000

	- Age (years)	5

	- Condition	Good

D2.	Four Wheel Drive Passenger Vehicle 2

	- Make	Toyota

	- Model	4x4 van

	- Age (years)	5

	- Condition	Propose to bring 4x4 motor bike with trailer for mechanic

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification – Appendix B Constructional Plant Supplied by Contractor

D3.	Support Truck (must be included)

	- Make	Details to be provided by Contractor no later than 30 June 2007.

- Model

- Age (years)

- Condition

D4.	Support Trailer

	- Make	Details to be provided by Contractor no later than 30 June 2007.

- Model

- Age (years)

- Condition

D5.	Crane 1 (optional)

	- Manufacturer	Details to be provided by Contractor no later than 30 June 2007.

- Type/model

	- Boom length	(PROVISIONAL SUM)

- Typical lift capacity at specified radii

(a) main hoist

(b) whip line

- Maximum rated load capacity

D6.	Fork Lift (must be included)	Hire on Island (Caterpillar 920 with fork reach attachment)

- Manufacturer

- Type

- Power source

- Handling capabilities

SECTION E: POWER EQUIPMENT

E1.	Rig Diesel Engines (must be included)

	- Manufacturer	Mercedes MTU

- Type

	- Output (HP) at RPM	326@1800rpm

	- Fuel consumption (average operating)	60 litres per hr

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification – Appendix B Constructional Plant Supplied by Contractor

E2.	Hydraulic pump (must be included)	Commercial P365

	- Manufacturer	A10v0140

	- Type	Brueninghaus piston & triple vane pumps

- Output (KW)

E3.	Generators (must be included)

	- Manufacturer	Kubota AC/DC

	- Type	10 KVA

- Output (KW)

E4.	AC Distribution/Transformer (must be included)

- Manufacturer

- Type

- Input/output

- Major units powered

E5.	Planned Maintenance System (must be included)	Daily, weekly, monthly check sheets.

- Type

- Time since PMS started on coring unit

SECTION F: COMPRESSED AIR SYSTEM

F1.	Air Compressors

- Manufacturer

- Type

- Output pressure

- Output volume

F2.	Main Air Receivers

- Capacity

F3.	Pressure Regulating System

- Manufacturer

- Type

F4.	Air Filters

- Manufacturer

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification – Appendix B Constructional Plant Supplied by Contractor

- Type

SECTION G: WATER PUMPS

G1.	Water supply pumps and pipeline (must be included)

	- Pipeline size and connecting system	4” 100 psi

	- Number of Valves and pressure rating	Two

	- Number of Pumps	150 litres centrifical

	- Fuel consumption per day	Details to be provided by Contractor no later than 30 June 2007.

- Manufacturer and type

- Output and pressure (maximum head)

SECTION H: FIRE & SAFETY EQUIPMENT

H1.	Escape Breathing Apparatus (must be included)

	(a) Coring location for use in H2S conditions	4 BA units Drager

	(b) Self contained breathing apparatus (limited duration)	4

H2.	H2S and CO2/O2 Monitoring Equipment (must be included)

- Fixed

	- type and manufacturer	Drager 2 channel

- type of alarms

- number of sensors

- Hand held

	- number	Crikets

	- type and manufacturer	Audio

- type of alarms

- number of sensors

SECTION I: MEDICAL FACILITIES

I1.	Rescue stretchers (optional

I2.	Location of first-aid boxes/supplies	Rig

I3.	Emergency shower and eye bath (must be included)	As per spec

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification — Appendix B Constructional Plant Supplied by Contractor
SECTION J: DRILLING RIG

J1. Mast (must be included)
- Manufacturer and type	_UDR
- Mast pull out capacity	12.5m_
- Mast length (extended)	14.6m
- maximum angle of deviation from vertical	45degrees
- rod storage facility included (Y/N)	No
- Rod handling system	Racks

J2. Hydraulic Rotation Head (must be included)
- Manufacturer and type	KL900
- Rated depth with HQ core rods	1500 meters
- Motor power output (Nm)	118rpm@15785Nm
- Power source	Hydraulic
- RPM range	176 to 1476
- Load or pull back rating (static)	21000kg
- Load or pull back rating (rotating)	21000kg
- Pull down rating (static)	26000kg
- Pull down rating (rotating)	26000kg
- Torque (continuous)	1210Nm_to_8750Nm
- Torque (intermittent)
- Cooling system type	Water
- Swivel manufacturer	Longyear
- Swivel internal diameter	75mm
- Swivel pressure rating	1500psi
- No. of gears	3
- Output torque ft lb at 100 RPM	6417
- Output torque ft lb at 500 RPM	1600
- Output torque ft lb at 1000 RPM	893
- spindle ID	70mm
- maximum RPM	1476
- length of head traverse	8.5m
- rate of head traverse down	Infinitely variable
- rate of head traverse up	900mm/sec

J3. Main Hoist (must be included)
- Manufacturer and type	KL1500

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification — Appendix B Constructional Plant Supplied by Contractor

- Rated depth with HQ core rods	1500m
- Drive	Dual_volvo_F11-150_hydraulic_motors
- Auxiliary brake	Dual spring applied hydraulic releasebrakes.
- Emergency back-up system for auxiliary brake
- Maximum input HP	22000_kg
- Maximum pull	820mm_per_second.
- pull speed at maximum load	Hydraulic over cable
- pull speed at minimum load	26000
- pull down system	12.5m
- maximum pull down load	_9m_
- rod pull length

J4. Wireline Hoist (must be included)
- Coring line size and length	8mm_x_2000m
- Core retrieval line size and length	8mm_x_2000m
- full drum pull rate for core retrieval line	666_kg
- bare drum pull rate for core retrieval line	2663_kg
SECTION K: PUMPS AND CORING FLUID SYSTEM

K1. Coring/ drilling fluid Circulating Pump 1 (must be included)
- Manufacturer	National
- Type	USA
- Drive	Duplex
- Maximum input horsepower per pump	Hydraulic
- Liner sizes available	300
- Pulsation dampeners (1 per pump)	8inch
- Reset relief valves (1 per pump)	1
- Isolation value	1 rated to 1500psiHigh pressure ball valve
- Type
- Pressure rating	1200psi
- Pre-charge pumps	NA
- Manufacturer
- Size
- Motor RPM/HP
- Impeller sizes available

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification — Appendix B Constructional Plant Supplied by Contractor

-	Filters prior to pre-charge pumps

K2. Coring /drilling fluid Circulating Pump 2 (must be included)		OPI
-	Manufacturer	350D triplex
-	Type	Diesel
-	Drive	Clutch and transmission.
-	Maximum input horsepower per pump 300	8x6
-	Liner sizes available	1
-	Pulsation dampeners (1 per pump)	1
-	Reset relief valves (1 per pump)shear pin type.	Ball valve
-	Isolation value	2610
-	Type	2610psi
-	Pressure rating
-	Pre-charge pumps
-	Manufacturer
-	Size
-	Motor RPM/HP	1
-	Impeller sizes available	Ball valve
-	Filters prior to pre-charge pumps	1000psi

K3. Coring Pump (must be included)
-	Manufacturer	FMC
-	Type	Triplex
-	Drive	Hydraulic
-	Maximum input horsepower	Hydraulic drive
-	Pressure rating	1000psi

K4. Active Mud Tanks (must be included with diagram)
Size and capacity tank 1 27218 litres		6.3m_x_2.4_x_1.8_27218lt
Size and capacity tank 2 12528 litres		5.8_x_2.4_x_0.9_12528_lt
Size and capacity tank 3 12528 litres

Size and capacity water tank 27218 litres		12528lt
Agitator hydraulic		27218 liters
	- Manufacturer	Hydraulic
- Horsepower

Pump

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification — Appendix B Constructional Plant Supplied by Contractor

	- Manufacturer	All pumps connected via manifold to tanks.
- Model
- Type
- Maximum input horsepower
- Pressure rating

SECTION L: BLOWOUT PREVENTION AND WELL CONTROL
L1. 11” BOP Stack (must be included)
-	Height of stack (include dimensioned diagram)	3000psi
-	Maximum working pressure

-	Temperature rating of elements and seals

L2. First 11” Ram Preventer (must be included)
-	Manufacturer	Shaffer
-	Type	mechanical
-	Nominal size	11_inch
-	Pressure rating	3000psi
-	Temperature rating of seals

-	Connection details

	- bottom	Flange
- top
-	Locking mechanism	Details to be provided by Contractor no later than 30 June 2007.
-	Rams installed
-	Spare rams
-	Side outlets
- Size
- Connection details
- Pressure rating
-	Locking mechanism
- primary
- secondary

L3. Second 11” Ram Preventer (optional)
-	Manufacturer

-	Type

-	Nominal size

-	Pressure rating

-	Temperature rating of seals

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification — Appendix B Constructional Plant Supplied by Contractor

- Connection details
- bottom
- top
- Locking mechanism
- Rams installed
- Spare rams
- Side outlets
- Size
- Connection details
- Pressure rating
- Locking mechanism
- primary
- secondary

L4.	11” Annular Preventer (must be included)	Details to be provided by Contractor no
	- Manufacturer	later than 30 June 2007.
- Type
- Size
- Pressure rating
- Temperature rating of annular element
- Temperature rating of seals
- Connection details
- Top
- Bottom

L5.	Kill/Choke Lines (must be included)	Valves and lines will be supplied as per
	- Outlet position	specification
- Outlet size
- Outlet pressure rating

L6.	Kill/Choke Valves (bi-directional) (must be included)	Valves and lines will be supplied as per
	- Manufacturer	specification
- Type
- Size
- Temperature rating choke valves
- Temperature rating of other valves
- Pressure rating
- Hydraulic actuator
- Manufacturer

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification — Appendix B Constructional Plant Supplied by Contractor

- Type
- Pressure rating
- Temperature rating
- Position of valve in line

L7.	7-1/16” BOP Stack (optional)
- Height of stack (include dimensioned diagram)
- Maximum working pressure
- Temperature rating of elements and seals

L8.	7-1/16” First Ram Preventer (optional)
- Manufacturer
- Type
- Nominal size
- Pressure rating
- Temperature rating
- Connection details
- bottom
- top
- Locking mechanism
- Rams installed
- Spare rams
- Side outlets
- Size
- Connection details
- Pressure rating
- Locking mechanism
- primary
- secondary

L9.	7-1/16” Second Ram Preventer (optional)
- Manufacturer
- Type
- Nominal size
- Pressure rating
- Temperature rating
- Connection details
- bottom

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification — Appendix B Constructional Plant Supplied by Contractor

- top
- Locking mechanism
- Rams installed
- Spare rams
- Side outlets
- Size
- Connection details
- Pressure rating
- Locking mechanism
- primary
- secondary

L10.	Kill/Diverter Valves (directional) (must be included)	Details to be provided by Contractor no later than
	- Manufacturer	30 June 2007
- Type
- Size
- Temperature rating choke valves

L11.	Wireline BOP (must be included)
	- Manufacturer	Guiberson
	- Type	Hydraulic Wireline_____
	- Nominal size	PQ,HQ.NQ
	- Pressure rating	1500psi________
- Remote closing mechanism
	- Maximum wireline size	12mm__________________
	- Side outlets	4_inch_________
	- Size	Cross over subs
	- Connection details	1500psi__________
- Pressure rating

L12.	Surface Control Equipment (must be included)	Details to be provided by Contractor no later than
	- Hydraulic accumulator and control manifold	30 June 2007
- Manufacturer and type
- Electric powered pump(s)
- Number
- Output rate, gal/min
- Output pressure, psi
- Accumulators

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification — Appendix B Constructional Plant Supplied by Contractor

- Capacity
- Working pressure
- Hydraulic fluid reservoir capacity
- Location of remote control panel(s)
Accumulators sufficient for working all RAM functions.

SECTION M: DOWNHOLE EQUIPMENT
M1.	2-7/8 or 4-1/2” Drill Pipe (must be included)	Details to be provided
	- Manufacturer	by Contractor no later
	- Grade	than 30 June 2007.
- OD, wt./ft.,
	- Tool joint manufacturer	Included will be 1500m
	- Joint OD/ID	of CHD76 cementing string.
- Tool joint thread
- Class of pipe
- Integral plastic coating
- Thread protectors

M2.	Drill Collars - 4-3/4” OD (must be included)
	- I.D. and approx.	Details to be provided by Contractor no later
	weight/collar	than 30 June 2007.
	- Length	Supplying 4 collars
- Connection
	- Thread protectors	31/2”_IF____
- Type
- Spiral collars (number)
- Slip and elevator recesses
- Year of manufacture
- Lifting subs
- Hard banding (optional)

M3.	8-1/2” string Stabiliser (must be included)	Details to be provided
	- I.D. and approx.	by Contractor no later than 30 June 2007.
	- Length	.7m___________________
- Connection
	- Thread protectors	Tungsten______________
- type of abrasion protection

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification — Appendix B Constructional Plant Supplied by Contractor

M4.	8-1/2” near bit Stabiliser (must be included)	Details to be provided by
	- I.D. and approx.	Contractor no later than 30 June 2007.
- Length
- Connection
	- Thread protectors	Tungsten
- type of abrasion protection

M5.	PQ Core Rod (must be included)
	- Manufacturer	Longyear
	- Grade	HWT_________________
	- OD, wt./ft.,	HWT_________________
- threaded connection type
- Joint OD/ID
- Tool joint thread
	- length of each rod	3m
- Integral plastic coating
- Thread protectors

M6.	HQ Core Rod (must be included)
	- Manufacturer	Longyear______________
- Grade
- OD, wt./ft.,
	- threaded connection type	HQ_________________
- Joint OD/ID
- Tool joint thread
- length of each rod
- Integral plastic coating
- Thread protectors

M7.	NQ Core Rod (must be included)
	- Manufacturer	Longyear
- Grade
	- OD, wt./ft.,	NRQ__________________
- threaded connection type
- Joint OD/ID
- Tool joint thread
- length of each rod

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification — Appendix B Constructional Plant Supplied by Contractor

- Integral plastic coating
- Thread protectors

M8.	Overshots (to catch tools supplied by CONTRACTOR) (must be included)
- Large OD Overshoots
	- Manufacturer and type	Bowen
	- length and OD of body	HW_____
	- I.D.	2_7/8"_API____________
- Connection details
- Small OD Overshot
	- Manufacturer and type	Bowen
	- length and OD of body	HQ___________________
	- I.D.	API___________________
- Connection details

M9.	Core rod cutters (must be included)
	- Manufacturer and type	Longyear
	- length and OD of body	HW
	- cutter for core rod sizes	HW
	- Connection details	NW rod_______________

M10.	Taper taps (must be included)
	- Manufacturer and type	Longyear
	- length and OD of body	NQ___________________
	- I.D.	BW Rod
- Connection details

M11.	Magnets (must be included)	Details to be provided
	- Manufacturer and type	by Contractor no later
	- length and OD of body	than 30 June 2007.
- I.D.
- Connection details

M12.	Internal Spears (must be included)	Bowen_____________
	- Manufacturer and type	______________
	- OD of body	_PQ<HQ<NQ____________________
- I.D.

- Connection details

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification — Appendix B Constructional Plant Supplied by Contractor

M13.	Core Barrel PQ (must be included)
	- Manufacturer and type	Longyear
- OD of body
- I.D.
- core diameter
- wireline catch details
- core retainer
	- Length	3m
	- Number	two

M14.	Core Barrel HQ (must be included)	Longyear______________
	- Manufacturer and type	___________________
- OD of body
- I.D.
- core diameter
- wireline catch details
- core retainer
	- Length	3m 2
- Number

M15.	Core Barrel NQ (must be included)
	- Manufacturer and type	Longyear______________
- OD of body
- I.D.
- core diameter
- wireline catch details
- core retainer
	- Length	3m____
- Number

M16.	Core extractor (must be included)	Details to be provided
	- Manufacturer and type	by Contractor no later
	- method of extraction	than 30 June 2007.
- core sizes to which applicable

M17.	Substitutes (must be included and attach detailed list)	Details to be provided
by Contractor no later
	- Manufacturer and type	than 30 June 2007.
- OD and connections
- number

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification — Appendix B Constructional Plant Supplied by Contractor

SECTION N: HANDLING TOOLS — RIG FLOOR EQUIPMENT ELEVATORS
NO                    DESCRIPTION, QUANTITY AND SPECIFICATION
N1.      Standard — String Elevators or Lifting Sub (must be included)

Manual or Air
Size	Make	Type	Operated	Load Rating
6-5/8”
4 1/2”
2-7/8”
PQ rod	Longyear	Pulling_plug
HQ rod
NQ rod
N2.     Casing Elevators (must be included)

Size	Make	Type	Load Rating
6-5/8”	Details to be provided by Contractor no later
than 30 June 2007.
PQ rod
HQ rod
NQ rod
N3.      Foot Operated Floor Slips (must be included)

Size	Make	Type	Load Rating
4-1/2”	UDR	Hydraulic	25tonne
2- 7/8”
PQ rod
HQ rod
NQ rod
N4.     Standard Manual Slips (must be included)

SIZE	MAKE	TYPE	LOAD RATING
Details to be provided by
Contractor no later than
30 June 2007.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification — Appendix B Constructional Plant Supplied by Contractor
N5. Drill Pipe and Core Rod (must be included)

SIZE	MAKE	TYPE
4 1/2”	Details to be provided by Contractor no later than 30 June
2-7/8”	2007.
PQ
HQ
NQ
SECTION O: INSTRUMENTATION & RECORDING EQUIPMENT

O1.	Weight Indicator/Drillers Console (must be included)
	—	Manufacturer
	—	Type
	—	Mud pressure gauge	Cameron
	—	Torque indicator type	Hydraulic
	—	Pump (SPM) type
	—	Rotary (RPM) type	Hydraulic
	—	Wireline tension
	—	Wireline anchor, manufacturer and type

O3.	Tong Torque Indicator (must be included)
	—	Manufacturer and type

O4.	Mud Testing Equipment (must be included)		Baroid
	—	Manufacturer
	—	type	Vis funnel
	—	Description

O6.	Directional survey equipment (must be included)		Eastman
	—	Manufacturer
	—	Type
	—	Accessories

SECTION T: OTHER ITEMS OF EQUIPMENT

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification — Appendix B Constructional Plant Supplied by Contractor
1.2.	BITS TO BE SUPPLIED. Details to be provided by contractor no later than 30 June 2007.

		Core	Hole	Quantity on
Coring and drilling bits	Brand	Diameter	diameter	Site
Soft Formation PQ Coring Bit

Medium Formation PQ Coring Bit

Hard Formation PQ Coring Bit

Soft Formation HQ Coring Bit

Medium Formation HQ Coring Bit

Hard Formation HQ Coring Bit

Soft Formation NQ Coring Bit

Medium Formation NQ Coring Bit

Hard Formation NQ Coring Bit

	IADC		Quantity on
Drill bits	coding	Brand	site
8-1/2” tricone bit

Nozzles for tricone bit
1.3.	RIG SITE LAY-OUT
      The Contractor shall submit his required site design, including in particular.
1.	Site layout drawings detailing the minimum dimensions and locations of the rig and all items of equipment, all sumps, tanks and pits including capacities, and all level areas.

2.	Site design specifications such as rig loading factors and gradient tolerances.

3.	Water and mud tank compartment diagram showing volumes and flow diagram.

Lihir Gold Limited Contract No LGL-MO-0107 Provision of Geothermal Coring Services Part IV : Specification — Appendix B Constructional Plant Supplied by Contractor
LIST OF CONSUMABLES
1.4.	RIG SERVICES CONSUMABLES

When completed, this entire Section shall be appended as part of Appendix C to the Specification.

Consumable Item	Brand	Details/Comments
Casing high temperature Teflon thread sealant

High temperature thread locking compound		Bakerloc

Annular preventor rubber element

Used HQ core rod plain

Used HQ core rod plain

HQ core rod coreable float collar
1.5.	PERSONNEL

ATTACH DETAILS AND CVs POSITION	NUMBER ON LIHIR ISLAND	PROPOSED ROTATION
Country Manager (Expat)	2	28 days on / 28 days off

Driller (Expat)	2	28 days on / 28 days off

Assistant Driller	2	28 days on / 28 days off

Mechanic Welder	3	28 days on / 28 days off

Safety Officer/ Storeman	1	28 days on / 28 days off

Roughnecks	4	28 days on / 28 days off

Operator	1	28 days on / 28 days off

Page 21 of 21